    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996.



                                                      REGISTRATION NO. 333-11093

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                               THE O'GARA COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                      Ohio
                        (STATE OR OTHER JURISDICTION OF
                                 INCORPORATION)
                                      3711
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   31-1470817
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                               9113 LeSaint Drive
                             Fairfield, Ohio 45014
                                 (513) 874-2112

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               WILFRED T. O'GARA
                            CHIEF EXECUTIVE OFFICER
                               THE O'GARA COMPANY
                               9113 LESAINT DRIVE
                             FAIRFIELD, OHIO 45014
                                 (513) 874-2112
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                            TIMOTHY E. HOBERG, ESQ.
                          TAFT, STETTINIUS & HOLLISTER
                             1800 STAR BANK CENTER
                               425 WALNUT STREET
                          CINCINNATI, OHIO 45202-3957
                                 (513) 381-2838
                             JONATHAN I. MARK, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                         NEW YORK, NEW YORK 10005-1702
                                 (212) 701-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                   PROPOSED        MAXIMUM
                                                   MAXIMUM        AGGREGATE       AMOUNT OF
TITLE OF SECURITIES TO BE        AMOUNT TO BE   OFFERING PRICE     OFFERING      REGISTRATION
REGISTERED                      REGISTERED(1)    PER SHARE(2)      PRICE(2)         FEE(3)
-----------------------------------------------------------------------------------------------
Common Stock, $.01 par value... 3,450,000 Shares    $14.00       $48,300,000       $16,655
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------



(1) Includes 450,000 shares which are being registered in connection with an over-allotment option granted to the Underwriters.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.


(3) Of such Registration Fee, $15,545 was paid with the initial filing of the Registration Statement.

                               ------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996


                                3,000,000 SHARES


                               THE O'GARA COMPANY
                                  COMMON STOCK


     OF THE 3,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY, 2,600,000 SHARES ARE BEING OFFERED BY THE O'GARA COMPANY (THE "COMPANY") AND 400,000 SHARES ARE BEING OFFERED BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.



     PRIOR TO THIS OFFERING THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $12.00 AND $14.00 PER SHARE. SEE "UNDERWRITING" FOR THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "OGAR."


     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 8-14.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                                                UNDERWRITING                    PROCEEDS TO
                                  PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                   PUBLIC       COMMISSIONS*      COMPANY+     SHAREHOLDERS+
Per Share.....................        $              $               $               $
Total++.......................        $              $               $               $


---------------

* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


+ Before deducting estimated expenses of the offering of $1.5 million, all of which will be paid by the Company. Of the proceeds to Company, approximately $9.3 million will be used to finance certain distributions to existing shareholders and to pay certain indebtedness of the Company to existing
  shareholders. Of the proceeds to Selling Shareholders, $          relate to
  shares beneficially owned by the Company's Chairman of the Board. See "Use of Proceeds."



++ The Company has granted the Underwriters a 30-day option to purchase up to
   450,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the
   total price to public will be $          , the total underwriting discounts
   and commissions will be $          , and the total proceeds to Company will
   be $          . See "Underwriting."

                            ------------------------
     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on
or about             , 1996. The Underwriters include:

DILLON, READ & CO. INC.
                                        FURMAN SELZ
                                                EQUITABLE SECURITIES CORPORATION

             The date of this Prospectus is                , 1996.
LOGO

                               THE O'GARA COMPANY

                 FROM A WORLD LEADER IN VEHICLE ARMORING . . .

     [Picture of the XM1114 Up-Armored HMMWV]

FOR THE MILITARY MARKET


     XM1114 UP-ARMORED HMMWV: The Company provides fully integrated ballistic and blast protected armoring systems and armoring kits for HMMWVs used by the U.S. Military and other military customers worldwide.


     [Drawings of components of armoring for the XM1114 Up-Armored HMMWV. Drawings of the following components are shown surrounding a drawing of an XM1114 Up-Armored HMMWV: Weapon Station Armor, Slant Back Cargo Shell, Rear Partition with Access Door, Armor Doors and Glass, Mine Protection Kit, Windshield Armor, Full Working Turret and Fully Armored Roof.]

     [Picture of Chevrolet Suburban.]

FOR THE COMMERCIAL MARKET

     CHEVROLET SUBURBAN: The Company designs and installs fully integrated ballistic and blast protected armoring systems for the popular Chevrolet Suburban and other commercial vehicles, which are sold worldwide to governments, business executives, and other VIPs who are concerned about safety and security.

     [Drawings of components of armoring for the Chevrolet Suburban. Drawings of the following components are shown surrounding a drawing of a Chevrolet
Suburban: Cargo Door Armor, Transparent Armor, Perimeter Armor, Floor Armor, Transparent Armor, and Roof Armor.]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

O'GARA-HESS & EISENHARDT(TM) AND COMPACT-M(TM) ARE TRADEMARKS OF THE COMPANY. GENERAL MOTORS(TM), CHEVROLET(R), CADILLAC(R), GMC(TM), SUBURBAN(R) AND OMEGA(TM) ARE TRADEMARKS OF GENERAL MOTORS CORPORATION. JEEP CHEROKEE(TM) IS A TRADEMARK OF CHRYSLER CORPORATION AND JETTA(R) IS A REGISTERED TRADEMARK OF VOLKSWAGENWERK A.G. MERCEDES BENZ(R) IS A REGISTERED TRADEMARK OF MERCEDES-BENZ A.G. AND SL(R) AND DAIMLER-BENZ(R) ARE REGISTERED TRADEMARKS OF DAIMLER-BENZ. AMSC(R) IS A REGISTERED TRADEMARK OF AMERICAN MOBILE SATELLITE CORPORATION. BRINK'S(R) IS A REGISTERED TRADEMARK OF BRINK'S INCORPORATED. ALL OTHER TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                               THE O'GARA COMPANY

              . . . TO A FULLY INTEGRATED GLOBAL SECURITY COMPANY

SECURITY HARDWARE PRODUCTS GROUP


     MILITARY PRODUCTS: In addition to the Up-Armored HMMWV and the HMMWV kits, the Company also armors missile systems, military containers, aircraft, and other tactical wheeled vehicles.


     [Picture of XM1114 Up-Armored HMMWV.]

     [Picture of Multiple Launch Rocket System firing.]

     [Picture of 12 XM1114 Up-Armored HMMWVs lined up in front of the Company's Fairfield, Ohio corporate headquarters.]

SECURITY SYSTEMS INTEGRATION GROUP


     The Company offers fully integrated satellite communications systems and site-specific security systems. Satellite products incorporate portable terminals, mobile antennas, and proprietary smart card air-time billing software, all on the INMARSAT network. The Company's site protection services include comprehensive planning, design, hardware and software integration services offered presently to Russian customers, such as embassies and large corporations. The Company intends to expand services into other markets in the near future.


     [Picture of gentleman in the field using the Company's portable satellite communications equipment.]

     [Picture of woman in control room operating security systems computer equipment.]

PROTECTING U.S. PRESIDENTS FOR 50 YEARS


     In 1942, the Company was commissioned by the U.S. Secret Service to design the first armored presidential limousine, first used by President Harry S. Truman. Since that time, the Company's fully-armored presidential limousines have protected every U.S. President, more than 60 international heads of state and countless diplomats around the globe.


     [Picture of armored presidential limousine.]

     1948 -- Designed for Franklin Roosevelt and used until 1950, the "Sunshine Special" was flown to Germany and used by President Truman at the historic Potsdam debates.

     [Picture of armored presidential limousine.]

     1956 -- First used by President Dwight Eisenhower, the armored Cadillac's size and weight (21 feet, 7,000 pounds) led to its being christened "The Queen Mary II" after the famed British ocean liner.

     [Picture of armored presidential limousine.]

     1964 -- A group of experts including O'Gara representatives was assembled to design a new presidential vehicle. The resulting limousine could resist pistol and rifle attacks as well as grenades and small bombs.

     [Picture of armored presidential limousine.]

     1982 -- President Ronald Reagan loved seeing and being seen by crowds. His 1982 armored stretch Cadillac featured a raised roof and oversized windows for maximum visibility.

     COMMERCIAL PRODUCTS: The Company designs and integrates armoring systems on limousines, sedans, and sport utility vehicles for heads of state, business executives, VIPs and their families worldwide. Presidential limousines built by the Company have been used by every U.S. President since 1948.


     [Picture of armored Mercedes S600 sedan.]

     [Picture of armored Jeep Grand Cherokee.]

     [Picture of armored Volkswagen Jetta.]

     [Picture of armored Presidential Parade Car.]

     [Picture of armored stretch limousine.]

SECURITY SERVICES GROUP


     This group has been organized recently to offer businesses and individuals security services such as background checks, business intelligence, country risk assessments, airport/aircraft security support, and training for private security agents and drivers. The Company intends to offer these services in locations and to customers currently serviced by the Security Hardware Products Group. The Company has appointed to its board of directors and senior management team former FBI and CIA officials who will assist in the launch of the Security Services Group.


     [Picture of airport security guards and detection equipment.]

     [Picture of four U.S. Secret Service personnel walking alongside an armored Presidential limousine.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Combined Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) the financial statements of the Company included in this Prospectus assume the completion of a reorganization (the "Reorganization") of the Company and present the results of operations and financial condition of the Company as though the Reorganization had been completed at the dates, or at the beginning of the periods, presented; (ii) all information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect the completion of the Reorganization; and (iii) references in this Prospectus to the "Company" refer to The O'Gara Company and its subsidiaries on a combined basis, giving effect to the completion of the Reorganization, and to the Company and its predecessors in a historical sense. See "Corporate Reorganization."

                                  THE COMPANY

     The O'Gara Company is a leading provider of fully integrated ballistic and blast protected vehicle armoring systems for military, commercial and governmental clients worldwide. Through O'Gara-Hess & Eisenhardt Armoring Company ("OHE"), the Company currently is the primary provider of armoring systems for High Mobility Multi-Purpose Wheeled Vehicles ("HMMWVs") used by the U.S. Military and other armed forces worldwide. OHE also provides armored commercial vehicles for heads of state, business executives and VIPs worldwide, including presidential limousines used by every U.S. President since 1948. Through O'Gara Satellite Networks Limited ("OSN"), the Company provides vital communications systems for its clients by integrating proprietary hardware and smart card billing software that operate on the International Maritime Satellite ("Inmarsat") network. In addition, the Company offers customized turn-key site security systems to international customers.

     Originally founded in 1876 as Sayers & Scovil, a manufacturer of horse-drawn carriages, the Company evolved into a producer of specialized motor vehicles. By the early 1900s, the Company changed its ownership and name to Hess & Eisenhardt and focused on the development and construction of a broad range of specialized consumer and commercial vehicles such as ambulances and hearses. In the 1940s, the Company was commissioned by the U.S. Secret Service to design and assemble the first armored presidential limousine, which was used by President Harry S. Truman. In 1982, this business was acquired by certain members of the O'Gara family, was subsequently renamed, and has focused on producing armored vehicles for commercial and governmental clients around the world. In 1993, the Company was awarded its first contract to up-armor the HMMWV for the U.S. Military.

     The Company's business today is increasingly being driven by the needs of
(i) worldwide military organizations to field a more versatile armored vehicle, such as the HMMWV; (ii) governments to protect heads of state and diplomats from terrorist attacks; (iii) multinational corporations to protect executives, corporate assets and information in high risk countries; (iv) wealthy individuals to secure themselves and their families from the growing threat of kidnappings worldwide; (v) individuals to insulate themselves and their property from planned criminal activity and random acts of violence; and (vi) individuals, corporations and governments to obtain secure, remote or independent telecommunications services.

     To capitalize on these trends, the Company has realigned its activities along three business lines: security hardware products, security systems integration and security services. The Security Hardware Products Group currently markets all of the Company's armoring products, including fully integrated ballistic and blast protected armoring systems for military and commercial vehicles, aircraft and missile container armor, and field installed armoring systems. The Security Systems Integration Group offers planning, design, and hardware and software integration services which are customized to meet specific satellite communications or site protection needs of customers. The Security Services Group intends to offer security-related services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. The Company believes that its strong name recognition, reputation and experience, combined with its design, engineering and production expertise, as well as its network of affiliations in the security industry, will enable it to market successfully a broader array of security products and services worldwide.

BUSINESS STRATEGY

     The principal elements of the Company's business strategy are as follows:


     Expand armored commercial vehicle sales in foreign markets. The Company intends to expand its foreign market position as a leading provider of armored commercial vehicles by leveraging its well recognized name, high quality reputation and global network of customer relationships. To support this effort, the Company has established manufacturing operations in Mexico, Brazil and Russia, has increased its sales and marketing professionals from four at October 1995 to 19 at present and has increased its annual marketing budget from $0.7 million in 1995 to $1.8 million in 1996. The Company believes that these efforts, coupled with the strong demand in these countries for armored commercial vehicles, will enable it to penetrate effectively these markets. In the future, the Company intends to establish manufacturing operations in additional countries as it deems appropriate.


     Expand foreign military sales. As the nature of armed conflicts changes and worldwide military budgets are cut, the Company believes that expensive heavily armored tracked vehicles will continue to be replaced by more versatile and less expensive tactical wheeled vehicles ("TWVs"), such as the HMMWV. The Company markets both factory assembled, fully armored ("Up-Armored") HMMWVs and armor kits which may be added in the field to certain existing HMMWVs. There currently exists an installed base of 130,000 HMMWVs, including 18,400 owned by 31 foreign countries. The Company estimates that approximately 12,000 of the HMMWVs in use worldwide are suitable for its armor kits and believes a significant opportunity exists to market aggressively these kits, internationally as well as domestically. The Company also believes that those countries currently utilizing HMMWVs are candidates for future sales of the Up-Armored HMMWV. For example, the Company recently entered into contracts to provide Up-Armored HMMWVs to two foreign countries, Luxembourg and Qatar.

     Grow non-armoring security-related businesses. The Company's Security Systems Integration Group intends to build upon its rapidly growing satellite communications business and the physical site protection services it currently offers in Russia by offering a broader array of products and services to existing hardware customers and to buyers in new geographic markets. In addition, the Company's Security Services Group intends to offer, either directly or through subcontractors, additional security-related services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. The Company is adding Mr. William S. Sessions, the former Director of the Federal Bureau of Investigation, as a director, and Mr. Hugh E. Price, the former Deputy Director for Operations of the Central Intelligence Agency, as President, Security Services Group and as a director. The Company believes the addition of these individuals to its management team, along with their reputation, experience and network of relationships, will enhance the Company's ability to market these services worldwide.

     Standardize production to improve efficiencies and reduce throughput time. Since 1994, the Company has committed approximately $3.1 million to engineering, tooling, and training to standardize its product design, armoring components, and assembly line operations. Through the application of these techniques, the number of employee work hours needed to produce the Up-Armored HMMWV has been reduced from 465 to 265, and the number of components involved from 800 to 550. These techniques are now being applied by the Company to the production of certain commercial products, the first being the armored GMC/Chevrolet Standard Suburban ("Standard Suburban"). Employee work hours required to armor the Standard Suburban have been reduced from 1,200 to 650, and the number of components involved from 350 to 200. The Company is currently working to standardize its process of armoring a passenger sedan. As a result of these efficiencies, the Company believes it will be better able to provide immediate delivery of its armored commercial vehicles, which will increase substantially their attractiveness and marketability in the U.S. as well as abroad.

     Pursue strategic acquisition opportunities. The fragmented nature of the global security industry provides ample opportunities for strategic acquisitions. The Company believes it is positioned to consolidate companies in the armoring, systems integration, security services, engineering and secured satellite communications sectors of the industry. On August 15, 1996, the Company entered into an agreement in principle to acquire Palmer Associates, S.C., a provider of security services, such as driver training, background investigation and due diligence reports, in Mexico City, Mexico, for cash consideration of approximately $1.0 million, payable over two years. The Company continues to review additional acquisition opportunities in each of these sectors.

     Pursue related growth opportunities. The Company believes it will have additional opportunities for growth by providing safety component products to the automotive market and by capitalizing on the increasing demand for heightened security features in the private automobile market in the United States.

RESULTS OF OPERATIONS


     In 1995, the Company's net sales were $1.1 million lower than the prior year due to an unanticipated six-month delay in the delivery of HMMWV chassis from a supplier that led to the production of 116 fewer Up-Armored HMMWVs than originally planned. During this period, it was necessary to maintain manufacturing and engineering support personnel to ensure production deadlines would be met once the chassis were delivered. These support costs of approximately $0.6 million occurred without a corresponding increase in net sales. Also, 1995 operating expenses included $0.4 million in new selling and marketing expenses relating to the start-up of the Company's satellite communication business. All these items contributed to the Company's loss of $1.1 million for 1995.


     For the six months ended June 30, 1996, net sales improved to $41.5 million, compared to $12.2 million for the six months ended June 30, 1995. The primary reason for this growth was a U.S. Military request to accelerate the production of Up-Armored HMMWVs. U.S. Military net sales for the six months ended June 30, 1996 were $30.0 million, armored commercial vehicle net sales were $7.6 million, and net sales of the Company's satellite communications business (representing the bulk of the Security Systems Integration Group's net sales) were $3.8 million, compared to $3.5 million, $8.1 million and $0.6 million, respectively, for the corresponding 1995 period. Income before income taxes for the six months ended June 30, 1996 increased to $4.0 million compared to a loss of $1.0 million for the six months ended June 30, 1995. In view of the increased net sales from its acceleration of HMMWV production during the six months ended June 30, 1996, the Company expects U.S. Military net sales for the second half of 1996 to be lower than those for the first half. The Company believes its commercial vehicle armoring and satellite communications businesses will generate a greater percentage of the Company's future net sales. Increased net sales are also expected to come from the Security Systems Integration Group and Security Services Group.

     The Company is incorporated in the State of Ohio and its principal executive offices are located at 9113 LeSaint Drive, Fairfield, Ohio 45014. The Company's telephone number is (513) 874-2112.

                                  THE OFFERING


Common Stock offered by the Company..............   2,600,000 shares
Common Stock offered by the Selling
  Shareholders...................................   400,000 shares
                                                    -----------------------------------------

     Total Common Stock offered..................   3,000,000 shares
                                                    ================

Common Stock to be outstanding after the
  Offering.......................................   7,211,846 shares(1)

Use of proceeds by the Company...................   To repay certain indebtedness of the
                                                    Company (approximately $13.9 million at
                                                    June 30, 1996, including approximately
                                                    $0.3 million to existing shareholders),
                                                    to finance certain distributions to
                                                    existing shareholders (estimated at $9.0
                                                    million), to acquire the Company's leased
                                                    Mexico City manufacturing facility
                                                    (approximately $1.3 million), to pay
                                                    initial installments for the acquisition
                                                    of Palmer Associates, S.C. (approximately
                                                    $0.8 million) and for general corporate
                                                    purposes, including potential
                                                    acquisitions and working capital
                                                    (approximately $4.9 million). See "Use of
                                                    Proceeds."

Nasdaq National Market symbol....................   OGAR


---------------


(1) Excludes 180,000 shares issuable upon exercise of stock options to be granted at the initial public offering price on the effective date of the Registration Statement for the Offering under the Company's 1996 Stock Option Plan. See "Management -- Stock Options."


                                  RISK FACTORS

     Any investment in the shares of Common Stock offered hereby involves a high degree of risk. For a discussion of certain risks of an investment in the shares of Common Stock offered hereby, see "Risk Factors" on pages 8 to 14.

                        SUMMARY COMBINED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                             ------------------------------------------    -------------------------------
                                                                              PRO FORMA                          PRO FORMA
                                              1993       1994       1995       1995(1)      1995       1996       1996(1)
                                             -------    -------    -------    ---------    -------    -------    ---------
STATEMENT OF OPERATIONS DATA:
  Net sales...............................   $21,054    $33,912    $32,817     $32,817     $12,162    $41,521     $41,521
  Cost of sales...........................    14,640     24,505     25,237      25,237       9,308     31,383      31,383
                                             -------    -------    -------     -------     -------    -------     -------
    Gross profit..........................     6,414      9,407      7,580       7,580       2,854     10,138      10,138
  Operating expenses......................     5,101      7,176      7,757       7,897       3,432      5,445       5,515
                                             -------    -------    -------     -------     -------    -------     -------
    Operating income (loss)...............     1,312      2,231       (177)       (317)       (579)     4,693       4,623
  Interest (expense)......................      (269)      (410)      (842)       (185)       (366)      (613)        (94)
  Other income (expense), net.............       (81)        60       (103)       (103)        (47)       (78)        (78)
                                             -------    -------    -------     -------     -------    -------     -------
  Net income (loss).......................   $   962    $ 1,880    $(1,122)                $  (991)   $ 4,002
                                             =======    =======    =======                 =======    =======
PRO FORMA DATA:
  Income (loss) before income taxes.......                                        (605)                             4,451
  Provision (benefit) for income taxes....                                        (242)                             1,780
                                                                               -------                            -------
                                                                               $  (363)                           $ 2,671
  Net income (loss).......................                                     =======                            =======
  Net income (loss) per share of                                               $ (0.06)                           $  0.40
    common stock..........................                                     =======                            =======
  Weighted average shares of common stock
    outstanding...........................                                    6,095,000                          6,602,157



                                                                                          JUNE 30, 1996
                                                                            -----------------------------------------
                                                                                                        PRO FORMA AS
                                                                            ACTUAL     PRO FORMA(2)     ADJUSTED(3)
                                                                            -------    ------------    --------------
BALANCE SHEET DATA:
  Working capital (deficit)..............................................   $  (616)     $    321         $ 19,206
  Net property, plant and equipment......................................     3,669         3,660            4,960
  Total assets...........................................................    36,265        36,848           44,117
  Total debt.............................................................    15,808        24,808            2,143
  Shareholders' equity (deficit).........................................     4,016        (4,055)          25,879


---------------


(1) The pro forma information reflects the recognition of amortization on intangible assets resulting from the purchase of Palmer Associates, S.C., the repayment of indebtedness (approximately $10.5 million at December 31, 1995 and $13.9 million at June 30, 1996) from the proceeds of the Offering and the elimination of related interest expense (net of income taxes). In addition, prior to the Offering, the Company's business has been conducted by a group of corporations (the "Related Corporations") affiliated by substantially common management and control. The most significant of the Related Corporations has elected to be treated as an S Corporation for federal and state income tax purposes, and such Related Corporation's income has been allocable to its shareholders for income tax purposes, rather than being taxed at the corporate level. After the Reorganization and the termination of the S Corporation status of this Related Corporation, the Company will be subject to corporate income taxation and will file a consolidated tax return. The pro forma net income information reflects the application of corporate income taxes to the Company's consolidated income before income taxes at an effective tax rate of approximately 40%, which represents the estimated combined federal and state income tax rates. The pro forma information is presented as if such changes had been effected on January 1 of the periods indicated. The weighted average number of shares used in the calculation of pro forma net income per share information reflects the issuance of such number of shares of Common Stock offered hereby which would be necessary to generate net proceeds sufficient to fund the repayment of indebtedness and the distribution of undistributed S Corporation earnings through the time of the Offering. See "Prior S Corporation Status," "Corporate Reorganization," "Selected Unaudited Condensed Pro Forma Financial Data," and Notes 1, 2, 14 and 15 to the Company's Combined Financial Statements.


(2) The pro forma combined balance sheet data gives effect to the distribution of AAA Notes to existing shareholders from the AAA account in the amount of $9.0 million, the recognition of a net-deferred tax asset of $0.9 million resulting from the termination of one of the Related Corporation's S Corporation status and the elimination of certain net liabilities of Limited not being acquired as part of the Reorganization. For further information and definitions, see "Prior S Corporation Status," "Selected Unaudited Condensed Pro Forma Financial Data," and Notes 2, 14 and 15 to the Combined Financial Statements.

(3) Adjusted to reflect the Offering (assuming an initial public offering price of $13.00 per share) and the use of the net proceeds therefrom after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. See "Use of Proceeds."

                                  RISK FACTORS

     Any investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors in evaluating an investment in the shares of Common Stock.

SUBSTANTIAL DEPENDENCE ON U.S. MILITARY CONTRACTS AND EXCLUSIVE ARMORING
CONTRACT


     Since August 1993, U.S. Military contracts have accounted for an increasing portion of the Company's business, representing 28.5%, 50.1%, 45.6% and 72.4% of net sales for 1993, 1994, 1995 and the six months ended June 30, 1996, respectively. Prior to August 1993, the Company's business did not include armoring military vehicles. The Company's U.S. Military contracts are funded in annual increments and require subsequent authorization and appropriation which may not occur or which may provide less than the total amount of the contract due to budgetary or other considerations. The Company's current contracts for 669 HMMWVs (of which 426 had been shipped as of September 30, 1996) are scheduled to be completed in early 1997. There can be no assurance that future contracts will be received or as to the size of any contracts that are received. Fluctuations in spending by the U.S. Government for national defense could adversely affect the Company's ability to receive future contracts. Moreover, Government contracts in general are cancelable unilaterally at the convenience of the Government and a variety of international and/or domestic political factors or decisions could result in the cancellation of the HMMWV armoring project or a curtailing of its scope. The loss of, or a significant reduction in, this business would have a material adverse effect on the Company's financial condition, results of operations and cash flows. See "Business -- U.S. Government Contracts."


     AM General Corporation ("AM General") is the exclusive designer and manufacturer of HMMWVs for the U.S. Military. Under an agreement which expires in November 1998, the Company serves as the primary designer and integrator for all of AM General's ballistic systems and as its primary armoring integrator on all other programs. This agreement also establishes the Company as AM General's primary subcontractor for providing armoring kits and parts, and requires AM General to involve the Company in the design, development or procurement of any other armoring systems. The Company's relationship with AM General has had, and the Company believes will continue to have, a favorable impact on its business. There can be no assurance that future contracts will be entered into with AM General or as to the size of any such contracts. A substantial reduction in, or termination of, the Company's business with AM General could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

RISK OF U.S. GOVERNMENT SHUT DOWN

     On several occasions during the U.S. Government's 1996 fiscal year, certain operations essentially were "shut down" because of budget impasses between the U.S. Congress and the White House. During these periods, payments to the Company under its U.S. Military contracts were delayed. Future U.S. Government shut downs, if sufficiently prolonged, could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

SINGLE AND PRIMARY SOURCE SUPPLIERS

     The Up-Armored HMMWVs armored by the Company are manufactured under U.S. Military contracts by AM General. Should AM General for any reason be unable to deliver HMMWVs to the Company, as occurred during 1995, or should the U.S. Military elect or be obligated to select a new HMMWV supplier, there could be a material adverse effect on the Company's financial condition, results of operations and cash flows.

     The majority of the glass used by the Company in armoring its vehicles currently is obtained from Pilkington Aerospace Limited. Should the Company at some time find it necessary to select one or more additional or substitute suppliers, delays could be encountered in obtaining product which meets the Company's specifications.

     A majority of the Company's cost of armoring HMMWVs consists of components which are purchased from various vendors and suppliers. Component prices are generally negotiated based on, among other things, the Company's expected manufacturing volume. There can be no assurance that the Company will be able to predict accurately the anticipated manufacturing volume. As a result, the Company may be subject to future cost increases which could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     The transportable satellite telecommunications terminals marketed for the Company by Magellan Systems Corporation, a wholly owned subsidiary of Orbital Sciences Corp., under the microCOM-M name and marketed directly by the Company under the Compact-M brand name are manufactured to Company specifications by a single third party manufacturer, Glocom, Inc. ("Glocom"). If Glocom at some time is unable to fulfill the Company's needs for such satellite terminals, the Company may be unable to fill customer orders. Such an occurrence could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

FLUCTUATIONS IN OPERATING RESULTS

     Approximately 72.4% of the Company's net sales for the six months ended June 30, 1996 were derived from U.S. Military contracts and an additional 6.2% were derived from commercial contracts with U.S. governmental agencies or foreign governments. These contracts generally are awarded on a periodic or sporadic basis. The Company frequently receives substantial orders, and begins to incur related expenses, in one quarter, the revenues from which will not be received until one or more subsequent quarters. As a result, the Company generally has significant fluctuations from time to time in its business. Historically, these fluctuations have not been seasonal. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

RISKS ASSOCIATED WITH FIXED PRICE CONTRACTS

     A substantial portion of the Company's projects are currently performed on a fixed-price basis. The Company attempts to cover anticipated increases in labor, material and service costs of long-term fixed-price contracts through an estimation of such increases which is reflected in the original price. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts due to unforeseen conditions or changes in job conditions and variations in productivity over the term of the contract. These variations and the risks generally inherent in fixed-price contracts may result in the gross profits realized by the Company being different from those originally estimated and may result in the Company's experiencing reduced profitability or losses on projects. Depending on the size of a contract, these variations from estimated contract performance could have a material adverse effect on the Company's results of operations for any quarter or year.

RISKS ASSOCIATED WITH PERCENTAGE-OF-COMPLETION ACCOUNTING

     The Company's net sales from government contracts and most commercial contracts are recognized using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenues in the period when such estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, the Company would recognize a credit or a charge against current earnings, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact on Operations."

RISKS ASSOCIATED WITH BUSINESS STRATEGY

     The Company's strategy is to become a fully integrated global security company. Part of this strategy requires the establishment of new lines of business by expanding the Company's Security Systems Integration Group and developing the Security Services Group. Historically, the Company has not generated revenues from these new lines of business. The Company's primary business and experience historically has been in vehicle armoring. There can be no assurance that the Company will be able to build or manage profitably these businesses without substantial costs, delays or other problems, which could have a material adverse effect upon the Company's financial condition, results of operations and cash flows.


     Certain of the services which it is expected will be provided by the Company's Security Services Group are similar to activities carried on by O'Gara Protective Services, a Nevada corporation ("OPS"), in which the shareholders of OHE have approximately a 47% interest, but which is controlled by Mr. Edward F. O'Gara, the brother of Mr. Thomas M. O'Gara, the Company's Chairman of the Board, and Mr. Wilfred T. O'Gara, the Company's Chief Executive Officer. OPS has asserted that an agreement exists under which performance of security services has been allocated to OPS and that it would be a breach of this agreement if the Company were to begin offering the services contemplated by the Company's Security Services Group. OPS also has asserted that such action by the Company would raise issues of unfair competition, conversion of the name of OPS, breach of corporate opportunity and breach of fiduciary obligation. The Company denies the assertions made by OPS. If OPS persists in these contentions, such action could affect adversely the Company's ability to offer the services contemplated to be provided by the Security Services Group.


     As the Company's business develops and expands, the Company will need to implement enhanced operational and financial systems and will require additional employees, management and operational and financial resources. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or successfully obtain, integrate or utilize the employees, management and operational and financial resources required to manage a developing and expanding business. Failure to implement such systems successfully and use such resources effectively could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     The Company's business strategy requires substantial capital. In addition, the expansion of the Company's business into related products and services may require additional capital. Such capital may be obtained by borrowings under the Company's credit facilities, through the issuance of long-term or short-term indebtedness or through the issuance of equity securities in private or public transactions. This could result in increased interest expense and/or dilution of existing equity positions. There can be no assurance that acceptable capital financing for future growth can be obtained on suitable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     A further part of the Company's strategy is to grow through the acquisition of companies that will complement its existing operations or provide it with an entry into markets it does not currently serve. Growth through acquisitions involves substantial risks, including the risk of improper valuation of the acquired business and the risk of inadequate integration. There can be no assurance that suitable acquisition candidates will be available, that the Company will be able to acquire or manage profitably such additional companies or that future acquisitions will produce returns that justify the Company's investments therein. In addition, the Company may compete for acquisition and expansion opportunities with companies that have significantly greater resources than the Company.

     The Company may finance future acquisitions with cash from operations or additional debt or equity financings. There can be no assurance that the Company will be able to generate internal cash or obtain financing from external sources or that, if available, such financing will be on terms acceptable to the Company. The issuance of additional Common Stock to finance acquisitions may result in substantial dilution to the purchasers of the Common Stock offered hereby. Any debt financing may significantly increase the Company's leverage and may involve restrictive covenants which limit the Company's operations. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     If the Company is successful in acquiring additional businesses, the Company may experience a period of rapid growth which could place significant additional demands on the Company's management, resources and management information systems. The Company's failure to manage any such rapid growth effectively could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

COMPETITION

     The markets in which the Company does or intends to do business are highly competitive. There are a large number of companies, both public and private, involved in one or more aspects of security hardware, security systems integration and security services, as well as satellite telecommunications services. Furthermore, the Company may encounter additional competition from future industry entrants. Certain of the Company's current competitors have, and new competitors may have, substantially greater financial and other resources than the Company. There can be no assurance that the Company will continue to develop and market products or services that will be accepted in the marketplace or that it will be able to compete effectively in the future, either of which could have a material adverse effect on the Company's financial condition, results of operations and cash flows. See "Business -- Competition."

POLITICAL AND ECONOMIC RISKS

     The Company has operations and assets in Brazil, Italy, Mexico and Russia. In addition, the Company sells its products and services in other foreign countries and is seeking to increase its level of international business activity. Accordingly, the Company is subject to various risks, including U.S. imposed embargoes of sales to specific countries, foreign currency restrictions, exchange rate fluctuations, expropriation of assets, war, civil uprisings and riots, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. The Company's operations in foreign countries may be adversely affected in that certain governmental agencies in such countries may interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in other countries. The Company may be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments. There can be no assurance that such risks will not result in a loss of business or other unexpected costs which could have a material adverse effect on the Company's financial condition, results of operations and cash flows. See "Business."

GOVERNMENT REGULATION

     As a contractor with agencies of the U.S. Government, the Company is obligated to comply with a variety of regulations governing certain aspects of its operations and the workplace. Additionally, the Company's contracts give the contracting agency the right to conduct audits of the Company's facilities and operations, and such audits occur routinely. An audit involves a U.S. Governmental agency's review of the Company's compliance with the prescribed procedures established in connection with the government contract. The Company also may be subject to investigations as a result of an audit or other causes. Adverse findings in an audit or other investigation, including violations of environmental or labor laws, could result in fines or other penalties, up to and including disqualification as a U.S. Government contractor. In addition, U.S. Government contracts may contain cost or performance incentives based on stated targets or other criteria. Failure to meet these stated targets or criteria could result in penalties or lost profits to the Company. Any or all of these matters could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     The Company is subject to federal licensing requirements with respect to the sale in foreign countries of certain of its hardware products. Regulations promulgated by the U.S. Commerce Department require the Company to obtain a general destination license in connection with the sale of certain commercial products in foreign countries, and certain U.S. State Department regulations require the Company to file an export license in connection with sales of military equipment in foreign countries. Furthermore, the U.S. State Department prohibits all sales of military equipment to certain countries, including Cuba, Iran, Iraq, Libya and China. There can be no assurance that such regulations will not become more restrictive in the future, which could limit the Company's ability to market its products internationally. See "Business -- U.S. Government Regulation."

MANAGEMENT OF LABOR FORCE

     Due to the nature of the Company's contracts, which are awarded periodically and are not assured for future periods, the Company may need to hire, lay-off and rehire workers. As a result, the Company may spend substantial time and effort training and supervising new, essentially unskilled, personnel hired to supplement its existing trained work force. There can be no assurance that sufficient workers will be available at any time, or can be trained in time, so as not to interfere with the Company's ability to accept large new orders or to meet contractual delivery deadlines. Alternatively, if the Company were to experience production delays, as occurred with respect to the Company's HMMWV production in 1995, it may be necessary to maintain manufacturing and engineering support personnel in order to meet contract deadlines once production resumes. These matters could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and on its senior management, particularly Mr. Thomas M. O'Gara, its Chairman of the Board, and Mr. Wilfred T. O'Gara, its Chief Executive Officer. If the executive officers of the Company become unable or decide not to continue in their present positions, or if a number of senior managers fail to continue with the Company and the Company is unable to attract and retain replacements, the Company's business could be adversely affected. See "Management."

CONTROL BY MANAGEMENT


     After the Offering, the Company's officers and directors will control approximately 56% of the Company's outstanding Common Stock and will be able to control most matters requiring approval by shareholders, including the election of directors. In addition, the Board of Directors has the authority to issue 100,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further action by shareholders. Ohio law contains provisions that may discourage takeover bids for the Company that have not been negotiated with the Board of Directors. Each of these factors could have the effect of delaying or preventing a change in control of the Company and, accordingly, could limit the price that investors might be willing to pay for the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."


PRODUCT LIABILITY

     Although the Company has never had a product liability claim made against it, there can be no assurance that the Company will not be subject to claims of liability in the future. The Company carries liability insurance in the amount of $10.0 million; however, a successful claim could result in liability in excess of coverage limits and have a material adverse effect on the Company's financial condition, results of operations and cash flows.

NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation among the Company, the Selling Shareholders and the Managing Underwriters and may not be indicative of the market price for shares of the Common Stock after the Offering.


     Although the Common Stock has been approved for listing on the Nasdaq National Market, no assurance can be given that an active market for the Common Stock will develop or, if developed, will continue. If no active market develops, it may be difficult for purchasers to resell their Common Stock. The Managing

Underwriters have advised the Company that they intend to make a market for the Common Stock, although they are under no obligation to do so. Were such market making to be discontinued, investors would encounter difficulty effecting purchase or sale transactions in the absence of alternative market makers. See "Underwriting."

POSSIBLE VOLATILITY OF STOCK

     The market price for the Common Stock may be highly volatile. The Company believes that a variety of factors, including announcements by the Company or its competitors, quarterly variations in financial results, trading volume, general market trends and other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that are often unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and may make it more difficult for the Company to sell shares of Common Stock in the future at times and for prices that it deems appropriate. Upon completion of the Offering, the Company will have 7,211,846 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding stock options). The 3,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,211,846 shares of outstanding Common Stock may not be resold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act. All of the outstanding shares not offered hereby are subject to "lock-up" agreements with the Underwriters expiring 180 days after the date of this Prospectus and may be sold during that period only with the prior written consent of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc., in its sole discretion, and at any time without prior notice, may release all or any portion of the Common Stock subject to the lock-up agreements described herein. When such lock-up restrictions lapse, the Common Stock may be sold in the public market or otherwise disposed of in compliance with the Securities Act. See "Shares Eligible for Future Sale."


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $9.58 per share in the net tangible book value from the initial public offering price per share (assuming an initial offering price of $13.00 per share). See "Dilution."


ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

POTENTIAL ANTI-TAKEOVER EFFECT AND POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF CERTAIN CHARTER AND CODE OF REGULATIONS PROVISIONS AND THE OHIO GENERAL CORPORATION LAW

     Certain provisions of the Company's Restated Articles of Incorporation and Code of Regulations and of the Ohio Revised Code (the "Ohio GCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for the Common Stock.

     Pursuant to the Company's Restated Articles of Incorporation, upon the closing of the Offering, the Board of Directors of the Company will have authority to issue up to 100,000 preferred shares without further shareholder approval. Such preferred shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to the Common Stock. Issuance of preferred shares could result in the dilution of the voting power of the Common Stock, adversely affect holders of the Common Stock in the event of liquidation of the Company or delay, defer or prevent a change in control of the Company.

     In addition, Sections 1701.01 and 1701.831 of the Ohio GCL contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation at any of three ownership thresholds: 20%, 33 1/3% and 50%; and Chapter 1704 of the Ohio GCL contains provisions that restrict certain business combinations and other transactions between an Ohio corporation and interested shareholders. See "Description of Capital
Stock -- Provisions Affecting Business Combinations and Changes in Control."

BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS


     The Company intends to use approximately $9.0 million of the net proceeds of the Offering to pay to the existing shareholders of OHE the principal of the AAA Notes (as defined under "Prior S Corporation Status"). The principal amount of the AAA Notes will be approximately equal to the accumulated earnings of OHE on which taxes either have been paid or are payable by the existing shareholders. In addition, the Selling Shareholders will receive directly a portion of the proceeds of the Offering, the Offering will provide the existing shareholders with liquidity through the creation of a public market and certain of the existing shareholders will be released from guarantees (totalling $3.5 million at June 30, 1996) of Company indebtedness. See "Prior S Corporation Status," "Use of Proceeds" and "Shares Eligible for Future Sale."


                           PRIOR S CORPORATION STATUS


     Prior to the Offering, the Company's business has been conducted by a group of companies affiliated by substantially common ownership and control (the "Related Corporations"). The Company's armoring business has been carried out primarily by O'Gara-Hess & Eisenhardt Armoring Company, a Delaware corporation ("OHE"). Certain foreign armoring operations, and foreign sales for OHE, have been carried out by O'Gara-Hess & Eisenhardt Armoring Company Limited, an Irish corporation ("Limited"), and its subsidiaries. Satellite communications operations have been carried out by O'Gara Satellite Networks Limited, an Irish corporation ("OSN"), and its subsidiaries. Certain of these companies and their businesses will be reorganized and combined with the Company (the "Reorganization") immediately prior to the effective time of the Registration Statement of which this Prospectus is a part. See "Corporate Reorganization."


     Since December 19, 1988, the inception date of its first taxable year, OHE has elected to be treated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). In general, an S Corporation is not treated as a separate taxable entity, and an S Corporation's gains, income, losses and separately stated tax items are taxed to its shareholders on a pro rata basis. Since 1989, OHE has made periodic distributions to its shareholders. The balance of taxed or taxable accumulated earnings which have not been distributed is reflected in an "accumulated adjustments account" (the "AAA account"). In connection with the Reorganization, OHE's S Corporation status will terminate, and the Company will make a distribution to the existing shareholders of OHE of promissory notes (the "AAA Notes") in an aggregate principal amount estimated to be $9.0 million at the time of the Offering. The aggregate principal amount of the AAA Notes will be approximately equal to the undistributed earnings in the AAA account on which the shareholders either have paid or will be required to pay income taxes. The amount of the AAA Notes includes an estimate of taxable income through the anticipated effective date of the Offering. A portion of the proceeds of the Offering will be used to repay the AAA Notes. See "Use of Proceeds." Following the Reorganization, the Company will be subject to federal and state income taxes.

                            CORPORATE REORGANIZATION


     Pursuant to various agreements dated August 23, 1996 among the Company, OHE, Limited and the equity holders of OHE, Limited and OSN, the operations of these corporations will be reorganized and combined immediately prior to the effective date of the Registration Statement of which this Prospectus is a part. After the Reorganization, OHE and OSN will operate as wholly owned subsidiaries of the Company, and OHE will succeed to the business formerly carried out by Limited either directly or through subsidiary corporations.



     Equity interests in OHE and OSN, respectively, have been held beneficially by the individuals identified in the chart below. One hundred percent of the equity interest in Limited has been held by an Individual Retirement Account (the "IRA") for the benefit of Thomas M. Letter. However, OHE holds an option to purchase 71% of Limited from the IRA for the amount of $7,600, and Longline Leasing, Inc. (a Delaware corporation, established in December 1993 and owned by Thomas M. O'Gara, Wilfred T. O'Gara, Thomas M. Letter, Charles A. Williams and Nicholas P. Carpinello ("Longline")) holds a similar option to purchase 24% of Limited for the amount of $1,900.



     In the Reorganization, the equity holders of OHE will transfer their ownership interests in OHE to the Company in exchange for Common Stock of the Company. The equity holders of OSN will then transfer their ownership interests in OSN to the Company in exchange for shares of Common Stock. In addition, OHE will acquire certain selected assets and assume certain selected liabilities of Limited for consideration (including OHE's interest in O'Gara Overseas Services, S.A. -- see "Certain Relationships and Related Party
Transactions -- Intercompany Notes and Accounts Payable/ Receivable") which the Board of Directors of the Company believes represents the fair value of such assets and liabilities. Following these transactions, Limited will have an estimated book value of approximately $540,000. OHE's option to purchase 71% of Limited from the IRA will be transferred to Limited as part of the consideration for the acquisition of assets from Limited.



     The following chart illustrates the principal aspects of the Reorganization, including equity ownerships before and after the Reorganization.



                                                       BEFORE REORGANIZATION
Thomas M. O'Gara ........87.8%                       The IRA......100%                    Thomas M. O'Gara...........86.0%
Wilfred T. O'Gara.......  5.8%                                                            Wilfred T. O'Gara.......... 5.0%
Thomas M. Letter..........3.7%                            Limited                         Neil P. Saldin ............ 5.0%
Nicholas P. Carpinello....1.4%                                                            Thomas M. Letter........... 3.4%
Charles A. Williams.......0.7%                                                            Nicholas P. Carpinello..... 0.6%
Richard L. Curotto........0.6%                      Foreign Subsidiaries

           OHE                                                                                           OSN

                                               AFTER REORGANIZATION

                                          Thomas M. O'Gara........87.4%
                                          Wilfred T. O'Gara....... 5.6%
                                          Thomas M. Letter........ 3.7%
                                          Nicholas P. Carpinello.. 1.2%
                                          Neil P. Saldin.......... 1.0%
                                          Charles A. Williams..... 0.6%
                                          Richard L. Curotto...... 0.5%

                                                The Company

                              OHE                                               OSN

                     Foreign Subsidiaries



                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,600,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share), after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering, are estimated to be approximately $29.9 million ($35.4 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the shares of Common Stock sold by the Selling Shareholders. See "Principal and Selling Shareholders."



     The net proceeds to be received by the Company will be used as follows: (i) to repay existing indebtedness (including notes payable of approximately $0.3 million to certain directors and officers) approximating $13.9 million at June 30, 1996; (ii) approximately $9.0 million to pay the principal amount of the AAA Notes dividended to the existing shareholders of OHE in connection with the termination of the S Corporation status of OHE; (iii) approximately $1.3 million to exercise an option to purchase the Company's leased Mexico City manufacturing facility (which is now leased from an unrelated third party); (iv) approximately $0.8 million to pay the initial installments for the acquisition of Palmer Associates, S.C.; and (v) the remaining $4.9 million for general corporate purposes, including potential acquisitions and working capital. There can be no assurance that such allocations will not be changed to respond to changes in the Company's business or future conditions. The amounts actually expended for such purposes may vary significantly and are subject to change at the Company's discretion, depending upon certain factors, including economic conditions, the competitive environment and strategic opportunities that may arise. See "Business -- Business Strategy." Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term investment grade instruments. The debt to be repaid includes amounts outstanding ($13.6 million at June 30, 1996 and $12.9 million at September 30, 1996) under a credit line with a commercial bank expiring November 1, 1996 bearing interest at the prime rate on the first $12.5 million of borrowings and 1% in excess of the prime rate on borrowings in excess of $12.5 million and amounts payable to certain of the Company's directors, officers and shareholders. A portion of the credit line ($3.5 million at June 30, 1996) is guaranteed by certain of the shareholders of OHE. See Note 5 to the Company's Combined Financial Statements.



     Following the closing of the Offering and of an anticipated $30.0 million new credit agreement, the Company anticipates that it will have approximately $2.1 million of outstanding indebtedness and approximately $30.0 million in additional funds available under such new credit agreement, which funds may be used for general corporate purposes, including the financing of acquisitions of companies that will complement the Company's existing operations or provide it with an entry into new markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."


                                DIVIDEND POLICY

     The Company anticipates that, after distribution of the AAA Notes to OHE's shareholders and the termination of OHE's S Corporation status in connection with the Offering, any future earnings will be retained to finance the Company's operations and for the growth and development of its business. See "Prior S Corporation Status." Accordingly, the Company currently does not anticipate paying cash dividends on its shares of Common Stock in the foreseeable future. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1996 on an actual basis, pro forma as of such date to reflect the transactions set forth in Note (1) hereto and pro forma as adjusted as of such date to reflect the transactions set forth in Note (1) hereto and as adjusted for the sale by the Company of 2,600,000 of the shares of Common Stock offered hereby (assuming an initial offering price of $13.00 per share) and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. See "Use of Proceeds." The table should be read in conjunction with the Company's Combined Financial Statements, including the Notes thereto, contained elsewhere in this Prospectus.



                                                                        JUNE 30, 1996
                                                           ----------------------------------------
                                                                                         PRO FORMA
                                                           ACTUAL      PRO FORMA(1)     AS ADJUSTED
                                                           -------     ------------     -----------
                                                                    (DOLLARS IN THOUSANDS)
Short-term debt:
     Line of credit......................................  $13,646       $ 13,646         $    --
     Current portion of long-term debt...................    1,623          1,623           1,623
     Notes payable -- shareholders.......................      269            269              --
                                                           -------     ------------     -----------
          Total short-term debt..........................  $15,538       $ 15,538         $ 1,623
                                                           =======     ==========       =========
Long-term debt...........................................  $   270       $  9,270         $   520
                                                           -------     ------------     -----------
Shareholders' equity (deficit):
     Preferred Stock, $.01 par value, 100,000 shares
       authorized, no shares issued or outstanding.......       --             --              --
     Common Stock, $.01 par value; 25,000,000 shares
       authorized, 4,611,846 shares outstanding;
       7,211,846 shares outstanding, as adjusted(2)......       15             14              72
     Additional paid-in capital..........................    2,731            261          30,137
     Retained earnings (deficit).........................    1,263         (4,336)         (4,336)
     Cumulative foreign currency translation
       adjustment........................................        6              6               6
                                                           -------     ------------     -----------
          Total shareholders' equity (deficit)...........    4,016         (4,055)         25,879
                                                           -------     ------------     -----------
            Total capitalization.........................  $ 4,286       $  5,215         $26,399
                                                           =======     ==========       =========


---------------

(1) Assumes the following transactions occurred as of June 30, 1996: (i) distributions to existing shareholders from the AAA account in the amount of $9.0 million in AAA Notes; (ii) the recognition of a net deferred tax asset of $0.9 million resulting from the termination of OHE's S Corporation status; (iii) the elimination of certain net liabilities of Limited not being acquired as part of the Reorganization; and (iv) the reclassification of a portion of the remaining retained deficit of OHE prior to OHE becoming a C Corporation from retained deficit to additional paid in capital to the extent available ($2.5 million). See "Prior S Corporation Status," "Corporate Reorganization" and "Use of Proceeds."

(2) Excludes 180,000 shares of Common Stock issuable upon exercise of options under the Company's 1996 Stock Option Plan which will be granted at the time of the closing of the Offering at the initial public offering price.

                                    DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1996, giving effect to the Reorganization, related accounting adjustments and the dividend of the $9.0 million principal amount of the AAA Notes to the Company's existing shareholders (see "Prior S Corporation Status" and "Corporate Reorganization"), was approximately $(4.3) million, or $(.93) per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 2,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share (and deducting underwriting discounts and estimated offering expenses payable by the Company), the pro forma as adjusted net tangible book value of the Company as of June 30, 1996 would have been approximately $24.7 million, or $3.42 per share. This represents an immediate increase in net tangible book value of approximately $4.35 per share to existing shareholders and an immediate dilution of $9.58 per share to new investors purchasing shares in the Offering. See "Use of Proceeds." The following table illustrates this per share dilution in net tangible book value per share to new investors as of June 30, 1996:



Assumed initial public offering price per share..............................           $13.00
     Net tangible book value per share as of June 30, 1996...................  $ 0.82
     Decrease in net tangible book value per share attributable to the
      Reorganization, related accounting adjustments and the dividend of the
      AAA Notes..............................................................   (1.75)
                                                                               ------
     Pro forma net tangible book value per share.............................   (0.93)
                                                                               ------
     Increase in net tangible book value per share attributable to new
      investors..............................................................    4.35
Pro forma as adjusted net tangible book value per share after the Offering...             3.42
                                                                                        ------
Dilution per share to new investors..........................................           $ 9.58
                                                                                        ======


     The following table summarizes, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company for those shares and the average price per share paid by the existing shareholders and by new investors purchasing shares of Common Stock in the Offering (at an assumed initial offering price of $13.00 per share and without giving effect to estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):


                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                       ---------------------     -----------------------     AVERAGE PRICE
                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                       ---------     -------     -----------     -------     -------------
Existing shareholders(1)(2)........    4,611,846       63.9%     $ 2,500,000        6.9%        $  0.54
New investors(2)...................    2,600,000       36.1       33,800,000       93.1           13.00
                                       ---------      -----      -----------      -----
     Total.........................    7,211,846      100.0%     $36,300,000      100.0%
                                       =========      =====      ===========      =====


---------------

(1) Excludes 180,000 shares of Common Stock issuable upon exercise of options granted as of the closing of the Offering at the initial offering price under the Company's 1996 Stock Option Plan. See "Management -- Stock Options."


(2) Sales by the Selling Shareholders in the Offering will reduce the number of shares of Common Stock held by existing shareholders to 4,211,846 shares or 58.4% (55.0% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares of Common Stock held by new investors after the Offering to 3,000,000 shares or 41.6% (45.0% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                        SELECTED COMBINED FINANCIAL DATA

     The selected historical combined financial data presented below as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 have been derived from the combined financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The combined financial data as of December 31, 1991, 1992 and 1993 and as of June 30, 1996 and for the years ended December 31, 1991 and 1992 and for the six month periods ended June 30, 1995 and 1996, are derived from the Company's unaudited combined financial statements. In the opinion of management, the six-month financial data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data and are not necessarily indicative of results to be expected for the full year. The selected combined financial data should be read in conjunction with the Combined Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                 SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                      ---------------------------------------------------    ------------------
                                       1991       1992       1993       1994       1995       1995       1996
                                      -------    -------    -------    -------    -------    -------    -------
                                                                   (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales.......................... $17,562    $16,860    $21,054    $33,912    $32,817    $12,162    $41,521
  Cost of sales......................  12,926     11,511     14,640     24,505     25,237      9,308     31,383
                                      -------    -------    -------    -------    -------    -------    -------
     Gross profit....................   4,636      5,349      6,414      9,407      7,580      2,854     10,138
  Selling and marketing expenses.....   2,398      2,432      1,932      2,736      3,628      1,353      2,159
  General and administrative
     expenses........................   1,334      1,464      3,169      4,441      4,129      2,080      3,286
                                      -------    -------    -------    -------    -------    -------    -------
     Operating income (loss).........     904      1,453      1,312      2,231       (177)      (579)     4,693
  Interest (expense).................    (395)      (481)      (269)      (410)      (842)      (366)      (613)
  Other income (expense), net........    (319)        92        (81)        60       (103)       (47)       (78)
                                      -------    -------    -------    -------    -------    -------    -------
  Net income (loss)(1)............... $   190    $ 1,064    $   962    $ 1,880    $(1,122)   $  (991)   $ 4,002
                                      =======    =======    =======    =======    =======    =======    =======

                                                      AS OF DECEMBER 31,                       AS OF JUNE 30,
                                      ---------------------------------------------------    ------------------
                                       1991       1992       1993       1994       1995       1995       1996
                                      -------    -------    -------    -------    -------    -------    -------
BALANCE SHEET DATA:
  Working capital (deficit).......... $(3,710)   $(4,468)   $(2,238)   $(1,999)   $(3,231)   $(2,876)   $  (616)
  Net property, plant and
     equipment.......................   2,398      2,236      2,622      2,945      3,171      2,785      3,669
  Total assets.......................   9,914     10,504     11,372     19,243     27,817     17,844     36,265
  Total debt.........................   6,439      4,715      4,752      7,900     12,372      8,592     15,808
  Shareholders' equity (deficit).....  (2,705)    (1,713)    (1,023)     1,273        239        368      4,016

---------------

(1) Prior to the Offering, the Company's business has been conducted by a group of corporations (the "Related Corporations") affiliated by substantially common management and control. See "Corporate Reorganization." The most significant of the Related Corporations has elected to be treated as an S Corporation for federal and state income tax purposes, and such Related Corporation's income has been allocable to its shareholders for income tax purposes, rather than being taxed at the corporate level. Accordingly, the Selected Combined Financial Data do not contain a provision for income taxes. See "Prior S Corporation Status," the Combined Statements of Operations and Notes 2, 14 and 15 to the Company's Combined Financial Statements.

             SELECTED UNAUDITED CONDENSED PRO FORMA FINANCIAL DATA


     The selected unaudited condensed pro forma financial data have been derived from the combined financial statements of the Company. The unaudited pro forma statement of operations data for the fiscal year ended December 31, 1995 and the six months ended June 30, 1996, give effect to (i) the Reorganization and OHE's C Corporation election, (ii) the Company's filing a consolidated U.S. Federal tax return, (iii) the reduction in interest expense related to the repayment of certain existing debt from the proceeds of the Offering and (iv) the recognition of amortization on intangible assets resulting from the purchase of Palmer Associates, S.C. The Company's purchase of the leased Mexico City manufacturing facility has no material impact on the pro forma statement of operations data. The unaudited condensed pro forma balance sheet data give effect to such transactions and to the Offering and the use of the net proceeds therefrom after deducting underwriting discounts and estimated expenses payable by the Company as if such transactions had occurred on June 30, 1996. See "Prior S Corporation Status," "Corporate Reorganization" and "Use of Proceeds."


     The selected unaudited condensed pro forma financial data and accompanying notes should be read in conjunction with the Combined Financial Statements of the Company and the Notes thereto appearing elsewhere herein. The unaudited pro forma financial data are provided for informational purposes only and do not purport to represent what the Company's financial position or results of operations actually would have been had the transactions described therein been completed as of the date or at the beginning of the periods indicated, or to project the Company's financial position or results of operations at any future date or for any future period.


                                        YEAR ENDED DECEMBER 31, 1995          SIX MONTHS ENDED JUNE 30, 1996
                                    ------------------------------------   ------------------------------------
                                    HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                    ----------   -----------   ---------   ----------   -----------   ---------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
Net sales..........................  $ 32,817                   $32,817     $ 41,521                   $41,521
Cost of sales......................    25,237                    25,237       31,383                    31,383
                                      -------                   -------      -------                   -------
  Gross profit.....................     7,580                     7,580       10,138                    10,138
Operating expenses.................     7,757       $ 140(2)      7,897        5,445       $  70(2)      5,515
                                      -------       -----       -------      -------       -----       -------
  Operating income (loss)..........      (177)        140          (317)       4,693          70         4,623
Interest (expense).................      (842)       (657)(3)      (185)        (613)       (519)(3)       (94)
Other income (expense), net........      (103)         --          (103)         (78)         --           (78)
                                      -------       -----       -------      -------       -----       -------
  Income (loss) before income
    taxes..........................  $ (1,122)      $(517)         (605)    $  4,002       $(449)        4,451
                                      =======       =====                    =======       =====
Pro forma provision (benefit) for
  income taxes(4)..................                                (242)                                 1,780
                                                                -------                                -------
Pro forma net income (loss)........                             $  (363)                               $ 2,671
                                                                =======                                =======
Pro forma net income (loss) per
  common share.....................                             $ (0.06)                               $  0.40
                                                                =======                                =======
Pro forma weighted average
  common shares outstanding(5).....                            6,095,000                              6,602,157


---------------

(1) The unaudited pro forma statement of operations data do not reflect certain non-recurring items which will be incurred at the time of the Offering including a non-cash expense, with a corresponding increase in additional paid-in capital, of approximately $37,000 for certain sales of shares. In addition, the Company will record a net deferred tax credit of $883,000 as a result of the termination of OHE's S Corporation status. See "Prior S Corporation Status," "Corporate Reorganization" and "Certain Relationships and Related Party Transactions -- Exercise of Stock Options and Sale of Shares."


(2) Adjustments reflect the recognition of amortization on intangible assets resulting from the purchase of Palmer Associates, S.C.



(3) Adjustments reflect the reduction in interest expense related to the repayment of certain existing debt from the proceeds of the Offering. See "Use of Proceeds."



(4) Adjustments reflect the recording of federal and state income taxes at an effective rate of 40% as if OHE had been a C Corporation and as if the Company had filed a consolidated U.S. federal tax return during each such period. See "Prior S Corporation Status" and "Corporate Reorganization."



(5) The pro forma weighted average common shares outstanding is based on the weighted average common shares outstanding, using the treasury stock method, for the applicable period, as adjusted for the number of Common Shares required to be issued by the Company in the Offering to generate sufficient net proceeds to repay debt and to fund planned distributions of the AAA Notes to the existing shareholders of OHE.

                                                                     JUNE 30, 1996
                                           ------------------------------------------------------------------
                                                        PRO FORMA                  OFFERING        PRO FORMA
                                           HISTORICAL  ADJUSTMENTS     PRO FORMA  ADJUSTMENTS     AS ADJUSTED
                                           ----------  -----------     ---------  -----------     -----------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Assets:
Cash......................................  $  1,088     $   (27)(1)    $ 1,061    $   5,771(2)    $   6,832
Advances to shareholders..................       383          --            383         (252)(2)         131
Notes receivable --
  shareholder and affiliate...............       550          --            550         (550)(2)          --
Deferred tax asset........................        --         883(3)         883           --             883
Other current assets......................    29,342        (264)(1)     29,078           --          29,078
                                           ----------  -----------     ---------  -----------     -----------
  Total current assets....................    31,363         592         31,955        4,969          36,924
Property, plant and equipment, net........     3,669          (9)(1)      3,660        1,300(2)        4,960
Other assets..............................     1,233          --          1,233        1,000(2)        2,233
                                           ----------  -----------     ---------  -----------     -----------
  Total assets............................  $ 36,265     $   583        $36,848    $   7,269       $  44,117
                                             =======   =========       ========    =========       =========
Liabilities and shareholders' equity
  (deficit):
Revolving lines of credit.................  $ 13,646     $    --        $13,646    $ (13,646)(2)   $      --
Notes payable -- shareholders.............       269          --            269         (269)(2)          --
Current portion of long-term debt.........     1,623          --          1,623           --           1,623
Other current liabilities.................    16,441        (346)(1)     16,095           --          16,095
                                           ----------  -----------     ---------  -----------     -----------
  Total current liabilities...............    31,979        (346)        31,633      (13,915)         17,718
Notes payable -- shareholders.............        --       9,000(4)       9,000       (9,000)(2)          --
Long-term debt............................       270          --            270          250(2)          520
Shareholders' equity (deficit)............     4,016      (8,071)(5)     (4,055)      29,934(2)       25,879
                                           ----------  -----------     ---------  -----------     -----------
  Total liabilities and shareholders'
     equity...............................  $ 36,265     $   583        $36,848    $   7,269       $  44,117
                                             =======   =========       ========    =========       =========


---------------

(1) Adjustments reflect the elimination of certain selected assets and liabilities of Limited not being acquired as part of the Reorganization. See "Corporate Reorganization" and "Use of Proceeds."

(2) Adjustments reflect the Offering and the use of the net proceeds therefrom after deducting underwriting discounts and estimated expenses payable by the Company in connection with the Offering. See "Use of Proceeds."

(3) Adjustments reflect the recognition of a net deferred tax asset resulting from the termination of OHE's S Corporation Status. See "Prior S Corporation Status."

(4) Adjustments reflect the distribution of the AAA Notes to the existing shareholders of OHE. The amount of the AAA Notes includes an estimate of taxable income through the anticipated effective date of the Offering. A June 30, 1996 effective date would have resulted in AAA Notes of approximately $7.6 million. See "Prior S Corporation Status."

(5) Reflects adjustments to shareholders equity as follows (in thousands):

        Elimination of certain net liabilities of
          Limited...................................    $    46
        OHE AAA account distributions...............     (9,000)
        Recognition of net deferred tax asset.......        883
                                                        -------
                                                        $(8,071)
                                                        =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Combined Financial Statements and Notes thereto, the selected combined financial data and other financial data appearing elsewhere in this Prospectus.

GENERAL

     The Company is a leading provider of security hardware products and integrated satellite communication systems to commercial and governmental clients worldwide and is currently pursuing additional opportunities in the security services area. The Company's primary products include the armoring of commercial and military vehicles and the integration of satellite communications hardware and software. In 1996, the Company began offering integrated site protection security systems and plans to offer security services including training, guard services, site surveys and security engineering documentation systems.


     In 1995, the Company's net sales were $1.1 million lower than the prior year due to an unanticipated six-month delay in the delivery of HMMWV chassis from a supplier that led to the production of 116 fewer Up-Armored HMMWVs than originally planned. During this period, it was necessary to maintain manufacturing and engineering support personnel to ensure production deadlines would be met once the chassis were delivered. These support costs of approximately $0.6 million occurred without a corresponding increase in net sales. Also, 1995 operating expenses included $0.4 million in new selling and marketing expenses relating to the start-up of the Company's satellite communication business. All these items contributed to the Company's loss of $1.1 million for 1995.


     For the six months ended June 30, 1996, net sales improved to $41.5 million, compared to $12.2 million for the six months ended June 30, 1995. The primary reason for this growth was a U.S. Military request to accelerate the production of Up-Armored HMMWVs. U.S. Military net sales for the six months ended June 30, 1996 were $30.0 million, armored commercial vehicle net sales were $7.6 million, and net sales of the Company's satellite communications business (representing the bulk of the Security Systems Integration Group's net sales) were $3.8 million, compared to $3.5 million, $8.1 million and $0.6 million, respectively, for the corresponding 1995 period. Income before income taxes for the six months ended June 30, 1996 increased to $4.0 million compared to a loss of $1.0 million for the six months ended June 30, 1995. In view of the increased net sales from its acceleration of HMMWV production during the six months ended June 30, 1996, the Company expects U.S. Military net sales for the second half of 1996 to be lower than those for the first half. The Company believes its commercial vehicle armoring and satellite communications businesses will generate a greater percentage of the Company's future net sales. Increased net sales are also expected to come from the Security Systems Integration Group and Security Services Group.

IMPACT ON OPERATIONS

     The Company's Combined Financial Statements have been or will be affected by several factors, including: (i) revenue recognition, (ii) S Corporation distributions and (iii) taxes on income in connection with the termination of OHE's S Corporation status.

     Revenue recognition. The Company's net sales from government contracts and most commercial contracts are recognized using the percentage-of-completion method calculated utilizing the cost-to-cost approach. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenues in the period when such estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, the Company would recognize a credit or a charge against current earnings, which could be material. Contract costs include all direct material and labor costs, along with certain overhead costs allocated to contract production.

     Provisions for any estimated total contract losses on uncompleted contracts are recorded in the period in which it is concluded that such losses will occur. Changes in estimated total contract costs will result in revisions to contract revenue. The revisions are recognized when determined.

     Revenue related to telecommunications equipment and services is recognized as equipment is shipped or as services are provided. Revenue and related direct costs of brokered satellite time are recorded when payments are received from customers.

     S Corporation distributions. Since OHE elected S Corporation status in 1988, it has made distributions from time to time to its shareholders for the purpose of funding their income tax payments on the income generated by OHE, which income is taxable to the shareholders whether or not distributed. In connection with the Reorganization, OHE is distributing to its shareholders a dividend of approximately $9.0 million in AAA Notes, which approximates the value of OHE's AAA account at the time of the Offering. See "Prior S Corporation Status."

     Taxes on income. In 1988, OHE elected to be treated as an S Corporation under Subchapter S of the Code and comparable provisions of certain state tax laws, and since then has paid no federal income tax. Prior to the Reorganization, OHE will terminate its S Corporation status and thereafter the Company will be responsible for federal and state income taxes.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the items noted as a percentage of net sales for the periods indicated:

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           ------------------------------   -------------------
                                             1993       1994       1995       1995       1996
                                           --------   --------   --------   --------   --------
Security hardware products:
  Military...............................     28.5%      50.1%      45.6%      28.8%      72.4%
  Commercial.............................     67.2       48.6       48.2       66.3       18.4
Security systems integration.............      4.3        1.3        6.2        4.9        9.2
Security services........................       --         --         --         --         --
                                             -----      -----      -----      -----      -----
  Total net sales........................    100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales............................     69.5       72.3       76.9       76.5       75.6
                                             -----      -----      -----      -----      -----
  Gross profit...........................     30.5%      27.7%      23.1%      23.5%      24.4%
Operating expenses:
  Selling and marketing..................      9.2        8.1       11.0       11.1        5.2
  General and administrative.............     15.1       13.1       12.6       17.1        7.9
                                             -----      -----      -----      -----      -----
Operating income (loss)..................      6.2        6.5       (0.5)      (4.7)      11.3
Other expense (income):
  Interest expense.......................      1.2        1.2        2.6        3.0        1.5
  Other, net.............................      0.4       (0.2)       0.3        0.4        0.2
                                             -----      -----      -----      -----      -----
Net income (loss)........................      4.6%       5.5%      (3.4)%     (8.1)%      9.6%
                                             =====      =====      =====      =====      =====

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Net sales. Net sales for the six months ended June 30, 1996 were $41.5 million, an increase of $29.4 million or 241.4% compared to $12.2 million for the six months ended June 30, 1995. The increase in net sales was primarily due to an increase in costs incurred related to vehicles under the Up-Armored HMMWV program. Net sales of military armoring products for the six months ended June 30, 1996 were $30.0 million, an increase of $26.5 million or 757.3%, compared to $3.5 million for the six months ended June 30, 1995. Net sales of commercial armoring products for the six months ended June 30, 1996 were $7.6 million, a decrease of

$0.4 million or 5.3%, compared to $8.1 million for the six months ended June 30, 1995. Net sales of the satellite communications business for the six months ended June 30, 1996 were $3.8 million, an increase of $3.2 million or 548.5%, compared to $0.6 million for the six months ended June 30, 1995.


     Cost of sales. Cost of sales for the six months ended June 30, 1996 was $31.4 million, an increase of $22.1 million or 237.2% compared to $9.3 million for the six months ended June 30, 1995. The increase in cost of sales was due to the increase in production levels. Gross profit as a percentage of net sales was 24.4% for the six months ended June 30, 1996 as compared to 23.5% for the six months ended June 30, 1995. While this represents an improvement over the 23.1% achieved in 1995, it is lower than the corresponding numbers achieved in 1993 and 1994. The Company anticipates that gross profit as a percentage of net sales will remain lower than that historically achieved by the Company due to lower margins associated with the Company's increased level of military net sales.


     Selling and marketing. Selling and marketing expenses for the six months ended June 30, 1996 were $2.2 million, an increase of $0.8 million or 59.6%, compared to $1.4 million for the six months ended June 30, 1995. This increase was primarily attributable to expenses associated with increases in personnel and advertising to implement the Company's business strategy.

     General and administrative. General and administrative expenses for the six months ended June 30, 1996 were $3.3 million, an increase of $1.2 million or 58.1%, compared to $2.1 million for the six months ended June 30, 1995. This increase in administrative expenses was due to the addition of professional employees to support the increased level of business activity.

     Interest expense. Interest expense for the six months ended June 30, 1996 was $0.6 million, an increase of $0.2 million or 67.5%, compared to $0.4 million for the six months ended June 30, 1995. This increase in interest expense was due to increased borrowings to finance increased production levels.

1995 Compared to 1994


     Net sales. Net sales were $32.8 million for 1995, a decrease of $1.1 million or 3.2%, compared to $33.9 million for 1994. The decrease in net sales was primarily due to the late delivery of HMMWV chassis by a supplier which resulted in a six-month delay in the armoring of HMMWVs for the Department of Defense ("DoD"). Such delay was principally responsible for a decrease in net sales of military armoring products to $15.0 million for 1995, a decrease of $2.0 million or 12.0%, compared to $17.0 million for 1994. Net sales of commercial armoring products were $15.8 million for 1995, a decrease of $0.7 million or 4.0%, compared to $16.5 million for 1994. Net sales of the satellite communications business were $2.0 million, an increase of $1.6 million or 358.3%, compared to $0.4 million for 1994.



     Cost of sales. Cost of sales was $25.2 million for 1995, an increase of $0.7 million or 3.0%, compared to $24.5 million for 1994. The increase in cost of sales was primarily due to the absorption of manufacturing and material overhead associated with the six-month delay in the armoring of the HMMWVs for the DoD. Since production was expected to return to anticipated levels once the delay period ended, the Company retained its manufacturing personnel and did not temporarily reduce its head count. As a result of this delay and the increased percentage of sales associated with military sales, which have a lower gross profit margin than commercial sales, cost of sales as a percentage of net sales increased to 76.9% for 1995 from 72.3% for 1994. In addition, engineering expenses for OHE increased approximately $0.5 million to $1.1 million as a result of the additional engineering requirements for the HMMWV contract.


     Selling and marketing. Selling and marketing expenses were $3.6 million for 1995, an increase of $0.9 million or 32.6%, compared to $2.7 million for 1994. This increase was primarily attributable to increased sales personnel and travel expenses that were incurred to support OSN's growth.

     General and administrative. General and administrative expenses were $4.1 million for 1995, a decrease of $0.3 million or 7.0%, compared to $4.4 million for 1994. Increases in personnel costs were offset by lower travel and insurance costs.

     Interest expense. Interest expense was $0.8 million for 1995, an increase of $0.4 million or 105.4%, compared to $0.4 million for 1994. This increase in interest expense was due to additional borrowings to finance working capital growth and the HMMWV contract.

1994 Compared to 1993

     Net sales. Net sales were $33.9 million for 1994, an increase of $12.9 million or 61.1%, compared to $21.1 million for 1993. The increase in net sales was due to costs incurred relating to additional HMMWV production. Net sales of military armoring products were $17.0 million for 1994, an increase of $11.0 million or 183.7%, compared to $6.0 million for 1993. Net sales of commercial armoring products were $16.5 million for 1994, an increase of $2.3 million or 16.4%, compared to $14.2 million for 1993. Net sales of the satellite communications business were $0.4 million for 1994, a decrease of $0.5 million or 51.2%, compared to $0.9 million for 1993.

     Cost of sales. Cost of sales was $24.5 million for 1994, an increase of $9.9 million or 67.4%, compared to $14.6 million for 1993. This increase was due to costs incurred relating to additional HMMWV production. Cost of sales as a percentage of net sales increased to 72.3% for 1994 from 69.5% for 1993 due to the increased percentage of sales associated with military sales, which have a lower gross profit margin than commercial sales.

     Selling and marketing. Selling and marketing expenses were $2.7 million for 1994, an increase of $0.8 million or 41.6%, compared to $1.9 million for 1993. This increase was primarily attributable to increased personnel and travel and promotion expenses.

     General and administrative. General and administrative expenses were $4.4 million for 1994, an increase of $1.2 million or 40.1%, compared to $3.2 million for 1993. This increase in general and administrative expenses was primarily due to additional personnel to support the higher level of business activity and increased travel related leasing expenses.

     Interest expense. Interest expense was $0.4 million for 1994, an increase of $0.1 million or 52.4%, compared to $0.3 million for 1993. This increase resulted from the increase in interest rates for 1994 over 1993.

LIQUIDITY AND CAPITAL RESOURCES


     General. The Company historically has met its operating cash needs by utilizing borrowings under its credit arrangements to supplement cash provided by cumulative net income and depreciation and amortization. The Company plans to repay a significant portion of its existing bank debt with proceeds from the Offering.



     Existing credit agreements. The Company is party to various credit arrangements aggregating $16.5 million principally with The Fifth Third Bank. The Company currently has a $12.0 million revolving credit loan that matures November 1, 1996 and a $4.0 million facility that matures on February 14, 1997. Outstanding borrowings under these credit arrangements were approximately $13.6 million as of June 30, 1996 and $12.9 million as of September 30, 1996. These credit arrangements bear interest at the prime rate, which was 8.25% at June 30, 1996, on the first $12.5 million in borrowings and 1% in excess of the prime rate on borrowings in excess of $12.5 million. The remaining $0.5 million credit arrangement is with a Brazilian bank to support the Company's Brazilian subsidiary.



     New credit agreement. The Company expects to enter into a new credit agreement to replace the existing credit arrangements with The Fifth Third Bank. The new credit agreement with The Fifth Third Bank and one other bank will provide the Company with a $30.0 million, one year, revolving credit facility together with a $6.0 million letter of credit facility that will provide the Company with more favorable terms and conditions than the existing credit arrangements. The new credit agreement is expected to bear interest at either the prime rate or a floating rate based upon LIBOR plus 275 basis points, with a 1% per year charge for outstanding letters of credit. The facility will be secured by a lien on the Company's assets and will include various financial covenants including minimum tangible net worth of $20.0 million, total debt to tangible net worth not to exceed 2.25 to 1, current ratio not to be less than 1.5 to 1, and debt service coverage not to be less than 1.5 to 1. The facility also will limit the Company's investment in overseas operations to $10.0 million and will provide that any acquisition in excess of $2.0 million will be subject to lender approval. The new credit agreement will not be guaranteed by any of the Company's shareholders. The Company expects that the net proceeds of the Offering, together with the new credit agreement, will be sufficient to fund the Company's operations (without giving effect to additional acquisitions) for at least the next 12 months.


     Cash flows from operating activities. Net cash used in operating activities was $2.3 million and $4.0 million for the years ended December 31, 1994 and 1995, respectively, and $0.9 million and $1.2 million for the six months ended June 30, 1995 and 1996, respectively. In each period, except for the six months ended June 30, 1995, the Company experienced a significant aggregate net increase in receivables, vendor advances, costs in excess of billings and inventories. These working capital requirements related to increased production and sales in 1994 and for the first six months of 1996 and, in 1995, a $3.4 million increase in advances to vendors.

     Capital expenditures. Historically, the Company has limited its capital expenditure requirements by leasing facilities and equipment from affiliated entities. See "Certain Relationships and Related Party Transactions." Capital expenditures totaled $0.8 million in the six months ended June 30, 1996, $0.6 million in 1995, $0.7 million in 1994 and $0.6 million in 1993. The Company anticipates capital expenditures will total approximately $2.7 million in 1996, including $1.2 million to purchase its leased Mexico City manufacturing facility.


     Cash flows from financing activities. Net cash provided by financing activities of $3.6 million and $4.6 million for the years ended December 31, 1994 and 1995, respectively, and $0.8 million and $3.1 million for the six months ended June 30, 1995 and 1996, respectively, was primarily from net increases in borrowings under the Company's revolving lines of credit.


     S Corporation distributions. OHE elected S Corporation status in 1988 and has made distributions to its shareholders for the purpose of paying taxes on income generated by OHE which is taxable to the shareholders. Upon the Reorganization, OHE will terminate its S Corporation status and distribute to its shareholders a dividend of approximately $9.0 million in AAA Notes, which approximates the balance of OHE's AAA account. These AAA Notes will be paid with a portion of the proceeds of this Offering. See "Prior S Corporation Status."

     Foreign operations. The Company attempts to mitigate the risks of doing business in developing countries by separately incorporating its operations in certain such countries; having local partners in certain countries; entering into contracts providing for payment in U.S. dollars instead of the local currency where possible; maintaining reserves for credit losses; and maintaining insurance on equipment to protect against losses related to political risks and terrorism.

     Backlog. The Company's backlog at December 31, 1995 and June 30, 1996 was approximately $42.0 million and $39.0 million, respectively. Backlog consists of net sales value for firm orders not previously included in net sales on the basis of percentage of completion accounting. Because many factors affect the conclusion of definitive agreements for contracts awarded and the production and delivery of the Company's products, no assurance can be given as to whether or when net sales will be recognized from the Company's backlog. Year-to-year comparisons of backlog are not necessarily indicative of future operating results.

     Quarterly fluctuations. The Company's operations are not seasonal, but may fluctuate on a quarterly basis as a result of the timing of contract costs. The incurrence of contract costs and related production scheduling must be responsive to specific customer delivery requirements which may involve the acceleration of deliveries under a contract at a customer's request due to the customer's urgent needs, such as occurred with the HMMWV contract in 1996. The Company's liquidity may be affected by the payment terms of its U.S. Military and certain foreign government contracts.

                               INDUSTRY OVERVIEW

     The Company's products and services are offered in two distinct areas of the global security industry: (i) the market for add-on ("applique") armoring systems for military vehicles and (ii) the commercial security market.

MILITARY MARKET OVERVIEW

     The military market for vehicle armoring systems historically has focused on providing opaque and transparent armor for heavy tracked vehicles such as tanks and armored personnel carriers and for other weaponry such as helicopters and missile systems. Recently, the market for ballistic and blast protected armoring systems has experienced significant growth largely due to the changing nature of military conflicts and shrinking military budgets. These changes have led to an increased threat to wheeled vehicles used in their traditional roles and the broadening of the use of wheeled vehicles into traditional combat roles. The expanded use of more versatile tactical wheeled vehicles ("TWVs"), such as the HMMWV, the Heavy Expanded Multipurpose Tactical Truck ("HEMTT") and the Palletized Loading System ("PLS"), in the late 1980s and 1990s, have provided the basis of a fleet of TWVs which will require significantly greater add-on armoring protection.

     Military conflicts increasingly require rapidly deployable forces and equipment which are light, highly mobile and protected. For example, over the past few years the U.S. Military and the United Nations have dispatched peacekeeping forces to troubled situations in Bosnia, Somalia and Haiti. In these conflicts, there are no defined "front lines," and engagements can arise from all sides at any time. In addition, the nature of these conflicts, and in particular the indiscriminate use of landmines of both the antipersonnel and antitank type, have emphasized the risk from blast effects in addition to ballistic weapons. Thus, the use of TWVs, which had historically operated behind friendly lines with little need for armored protection, now requires integrated armoring systems which protect against ballistic and blast effects to limit the risks to their occupants. Armored TWVs, such as the Up-Armored HMMWV, have played a crucial role in limiting risks to personnel and to limiting casualties during such high risk military operations. Also, in these conflicts, the United Nations traditionally has desired not to be perceived as an aggressor force and, accordingly, has asked participating armed forces not to utilize heavy armored vehicles. This has required highly protected "non-aggressive" vehicles for peacekeeping operations worldwide. As a result of these developments, the market for armoring systems for TWVs is increasing worldwide.


     Growth in the use of armored TWVs has also been driven by worldwide cuts in military budgets. For example, the U.S. Military is focusing its efforts on reducing the use of expensive, fully armored tracked vehicles, such as the M1A1 tank and the Bradley armored personnel carrier, in favor of less expensive (lower initial and operational costs), light armored wheeled vehicles. The Tactical Wheeled Vehicle Investment Strategy prepared last year by the U.S. Army's Program Executive Officer for Tactical Wheeled Vehicles presented several scenarios for procurement of TWVs. The report concluded that the most appropriate strategy to stabilize TWV fleet ages within economic useful lives would make use of a balanced mix of programs for both new procurement and remanufacture and would require approximately $385 million per year. The Company believes that Up-Armored HMMWVs and kits for HMMWVs and other TWVs are an integral part of this strategy.


     Because of growing cooperation and standardization between U.S. and other international armed forces, the Company expects international demand for armoring systems for U.S. models of TWVs to rise and for foreign armed forces to constitute a growing sector of the military market. There are currently over 130,000 HMMWVs operating with armies around the world and, therefore, a significant natural market for both new up-armored TWVs and retrofit armored kits is in place. Mexico, Saudi Arabia, Kuwait, the United Arab Emirates, Taiwan and Thailand all currently rely upon the HMMWV as a primary light TWV. These nations, and others with less reliance on the HMMWV, are facing the same trends and share many of the same needs as the U.S. Military. As documented by the number of vehicles and level of interest demonstrated at the

EuroSatory land defense exhibition in Paris, armored light TWVs are growing in importance for modern armies charged with peacekeeping and urban operations.

     The market for medium and heavy TWVs with armoring systems is currently less well developed. However, because modern militaries desire to operate heavy TWVs independent of armored escort, U.S. and foreign militaries are currently developing programs to acquire armored medium and heavy TWVs. Some contracts call for retrofitting existing fleets with armor and blast protection packages, while others require all new vehicle designs and armoring systems.

     Other U.S. Military weapons systems, such as the Multiple Launch Rocket System ("MLRS"), rely on armoring systems to protect vulnerable high technology equipment. DoD expects the MLRS system to be deployed in the field until the year 2025. Advanced armoring systems will be required to protect more highly evolved and expensive systems. The success of the MLRS in Desert Storm has increased interest in that system from friendly armed forces. Military armoring systems are also required to protect aircraft and helicopters.

COMMERCIAL MARKET OVERVIEW

     The private security industry, broadly defined, is comprised of thousands of companies providing a broad variety of products and services, locally, regionally, nationally, and in some cases worldwide. These products and services are offered by private investigators, security guard companies, home alarm monitoring companies, and armored commercial vehicle manufacturers, among many other security related businesses (see table below). The Freedonia Group, Inc., an independent research organization, estimates that the U.S. private security market had revenues of approximately $24.8 billion in 1994, and expects this number to increase to $39.0 billion by the year 2000. Internationally, the market for security equipment alone is estimated at $25.9 billion and is expected to grow to $43.9 billion by the year 2000. To date, the Company has concentrated its efforts in the vehicle armoring area of the private security industry. No statistical data is available with regard to the size of this area due to its highly fragmented nature and the lack of any relevant industry trade groups.

                    SELECTED SECURITY PRODUCTS AND SERVICES

Airport/Aircraft Security Support    Driver Training              Locksmiths
Armored Vehicles                     Drug Testing                 Private Investigators
Alarms Hardware/Monitoring           Eavesdropping Detection      Publishing/Market Research
Background Checks                    Executive/VIP Protection     Security Storage
Consultants/Security Engineers       Guard Dogs                   Security Agent Training
Contract Guards                      Hostage Negotiations         Truth/Honesty Verification
Couriers (Security)                  Identification Badges        Uniform Rentals

     Over the past 20 years, the proliferation of advanced weaponry, related technologies and information has empowered the criminal element with the ability to penetrate, steal, damage or destroy previously protected assets and individuals. In the United States, for example, bombings have now replaced murders as the fastest growing category of violent crime. Internationally, crime rates have risen dramatically as greater affluence and social tensions in developing nations have ignited violent criminal activity. For example, according to Penn Associates, a leading security intelligence firm, murders have doubled in Sao Paulo, Brazil to over 7,500 per year, and in the former Soviet Union, several newly independent states have experienced crime rates which have risen over 300% in the last three years. Worldwide, governments, organizations, businesses and individuals are concerned about rapidly growing threats from (i) terrorism, (ii) kidnapping, (iii) random acts of violence, (iv) urban unrest/crime, and (v) crimes against business.

     Terrorism. According to statistics compiled by the U.S. State Department, individual acts of international terrorism grew 37% from 322 separate violent incidents in 1994 to 440 in 1995. These acts included armed attacks, arson, bombings, chemical attacks, firebombings, kidnapping and vandalism. Of these terrorist attacks, 62% occurred in Europe, 21% in Latin America, and 10% in the Middle East. Terrorist acts against businesses represented 332 or 75% of these incidents in 1995, up from 127 or 39% in 1994, underscoring the need for multinational businesses to protect themselves and their employees from these calculated assaults. Governments and organizations worldwide have also increased security focus at public buildings during major sporting and cultural events and at train stations and airports. Demand is increasing for sophisticated event security and integrated building/complex security systems comprised of people, technology, and hardware products to combat the threat of terrorism.


     Kidnapping. Kidnappings for ransom have been on the rise over the past few years and, increasingly, the targets are local and foreign business executives. According to Kroll Associates, Inc., an independent security research firm, Latin America continues to report the highest number of these abductions per year with approximately 6,500 incidents reported in 1995, including 3,600 incidents in Colombia and 1,450 in Mexico, while the Middle East/Africa, Asia Pacific, Europe, and North America/Puerto Rico reported 375, 235, 160, and 50 kidnapping incidents, respectively, in 1995. In many countries, traditional patterns of weak, inefficient and corrupt law enforcement and a significant disparity in wealth distribution have motivated a surge in abductions as well as underscoring the need for private security.


     Random acts of violence, urban unrest and crime. Individuals are increasingly seeking cost effective ways to insulate themselves from violent threats while inside and away from their homes. These threats have been heightened by the proliferation of firearms (for example, 30 U.S. states now permit the carrying of concealed weapons) that has increased the presence of and access to weaponry in public places. In addition, bombings in the U.S. have increased dramatically. For example, non-incendiary bombings in the U.S. grew 55% from 1,573 in 1990 to 2,438 in 1994, according to the U.S. Bureau of Alcohol, Tobacco and Firearms. Also, urban crime and gang activities have increased the number of drive-by shootings, carjackings, bombings and drug-related violence. Worldwide, political, economic, and social changes resulting in the disenfranchisement of lower socio-economic groups and organizations have led organized crime groups and criminal enterprises to expand their numbers and ranges of activities.

     Crimes against business. An increasing spectrum of risks for corporations has emerged such as breaking and entering, theft, unauthorized computer access, computer fraud, illegal wiretaps, telecommunications monitoring, hostage-taking, money laundering, industrial espionage, vandalism and terrorism. These risks have created new challenges for corporate security managers worldwide. As multinational corporations establish offices and manufacturing facilities in foreign and developing countries, this diversity of threats not previously experienced requires corporate security managers to evaluate comprehensive security programs for both their physical plants and corporate executives.

     To respond to these threats, the number of security related firms has grown and the range of advanced and highly engineered security products and support services offered has increased as well. The technological sophistication of security equipment has improved by utilizing advanced materials, state-of-the-art technologies, engineering design techniques and better production methods. Security companies have been able to develop stronger, smaller and lighter protective products that can be sold separately or integrated into commercial products commonly available today (such as bulletproof vests, protective glass and home and auto security systems). In addition, the prices for many hardware products have declined making certain products more accessible to the broader commercial and public sectors. On the service side, in addition to the major guard and other special security service companies, a growing network of security professionals formerly affiliated with government security forces have formed their own private companies advising heads of state, corporations, organizations, and individuals on integrated security hardware and service offerings. Overall, these products and services will continue to be demanded by governments, organizations, corporations and individuals seeking to protect their assets from the growing threats posed worldwide.

                                    BUSINESS

     The Company is a leading provider of fully integrated ballistic and blast protected vehicle armoring systems for military, commercial and governmental clients worldwide. Through OHE, the Company currently is the primary provider of armoring systems for HMMWVs used by the U.S. Military and other armed forces worldwide. OHE also provides armored commercial vehicles for heads of state, business executives and VIPs worldwide, including presidential limousines used by every U.S. President since 1948. Through OSN, the Company provides vital communications systems for its clients by integrating proprietary hardware and smart card billing software that operate on the Inmarsat network. In addition, the Company offers customized turn-key site security systems to international customers.

     Originally founded in 1876 as Sayers & Scovil, a manufacturer of horse-drawn carriages, the Company evolved into a producer of specialized motor vehicles. By the early 1900s, the Company changed its ownership and name to Hess & Eisenhardt and focused on the development and construction of a broad range of specialized consumer and commercial vehicles such as ambulances and hearses. In the 1940s, the Company was commissioned by the U.S. Secret Service to design and assemble the first armored presidential limousine, which was used by President Harry S. Truman. In 1982, this business was acquired by certain members of the O'Gara family, was subsequently renamed, and has focused on producing armored vehicles for commercial and governmental clients around the world. In 1993, the Company was awarded its first contract to up-armor the HMMWV for the U.S. Military.

     The Company's business today is increasingly being driven by the needs of
(i) worldwide military organizations to field a more versatile armored vehicle, such as the HMMWV; (ii) governments to protect heads of state and diplomats from terrorist attacks; (iii) multinational corporations to protect executives, corporate assets and information in high risk countries; (iv) wealthy individuals to secure themselves and their families from the growing threat of kidnappings worldwide; (v) individuals to insulate themselves and their property from planned criminal activity and random acts of violence; and (vi) individuals, corporations and governments to obtain secure, remote or independent telecommunications services.

     To capitalize on these trends, the Company has realigned its activities along three business lines: security hardware products, security systems integration and security services. The Security Hardware Products Group currently markets all of the Company's armoring products, including fully integrated ballistic and blast protected armored military and commercial vehicles, aircraft and missile container armor, and field installed armoring systems. The Security Systems Integration Group offers planning, design, and hardware and software integration services which are customized to meet specific satellite communications or site protection needs of customers. The Security Services Group intends to offer security-related services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. The Company believes that its strong name recognition, reputation and experience, combined with its design, engineering and production expertise, as well as its network of affiliations in the security industry will enable it to market successfully a broader array of security products and services worldwide.

SECURITY METHODOLOGY

     In essence, security involves the protection of an asset. That asset may be human or material, tangible or intangible. The Company's strategy for business growth is based upon a methodology for asset protection, known as the "Concentric Circles of Protection." This methodology integrates intelligence, access control and protective hardware, as shown in the following diagram:

                        CONCENTRIC CIRCLES OF PROTECTION

        [Diagram of 4 concentric circles. Within the innermost circle the term "Protected Asset" is presented. In the space between the two innermost circles the term "Protective Hardware" is presented. In the space between the second and third innermost circles the term "Access Control" is presented. In the space between the two outermost circles the term "Intelligence" is presented. To the right of the concentric circles three phrases are presented with arrows to the above mentioned terms follows: Security Hardware Products Group -- Protective Hardware; Security Systems Integration Group -- Access Control; Security Services Group -- Intelligence.]

     Intelligence seeks to obtain prior warning of a possible attack to the protected asset. Access Control seeks to limit the ability of an attacker to strike. Protective Hardware seeks to defeat an attack once made. Communications coordinates each of these elements. Thus, the Company's business groups are organized to address each circle of protection, by providing the requisite product and services necessary to meet the needs of the Concentric Circles of Protection methodology.

BUSINESS STRATEGY

     The principal elements of the Company's operating and growth strategy are as follows:


     Expand armored commercial vehicle sales in foreign markets. The Company intends to expand its foreign market position as a leading provider of armored commercial vehicles by leveraging its well recognized name, high quality reputation and global network of customer relationships. To support this effort, the Company has established manufacturing operations in Mexico, Brazil and Russia, has increased its sales and marketing professionals from four at October 1985 to 19 at present and has increased its annual marketing budget from $0.7 million in 1995 to $1.8 million in 1996. The Company believes that these efforts, coupled with the strong demand in these countries for armored commercial vehicles, will enable it to penetrate effectively these markets. In the future, the Company intends to establish manufacturing operations in additional countries as it deems appropriate.


     Expand foreign military sales. As the nature of armed conflicts changes and worldwide military budgets are cut, the Company believes that expensive heavily armored tracked vehicles will continue to be replaced by more versatile and less expensive tactical wheeled vehicles ("TWVs"), such as the HMMWV. The Company markets both factory assembled, fully armored ("Up-Armored") HMMWVs and armor kits which may be added in the field to certain existing HMMWVs. There currently exists an installed base of 130,000 HMMWVs, including 18,400 owned by 31 foreign countries. The Company estimates that approximately 12,000 of the HMMWVs in use worldwide are suitable for its armor kits and believes a significant opportunity exists to market aggressively these kits, internationally as well as domestically. The Company also believes that those countries currently utilizing HMMWVs are candidates for future sales of the Up-Armored HMMWV. For example, the Company recently entered into contracts to provide Up-Armored HMMWVs to two foreign countries, Luxembourg and Qatar.

     Grow non-armoring security-related businesses. The Company's Security Systems Integration Group intends to build upon its rapidly growing satellite communications business and the physical site protection services it currently offers in Russia by offering a broader array of products and services to existing hardware customers and to buyers in new geographic markets. In addition, the Company's Security Services Group intends to offer, either directly or through subcontractors, additional security-related services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. The Company is adding Mr. William S. Sessions, the former Director of the Federal Bureau of Investigation, as a director, and Mr. Hugh E. Price, the former Deputy Director for Operations of the Central Intelligence Agency, as President, Security Services Group and as a director. The Company believes the addition of these individuals to its management team, along with their reputation, experience and network of relationships, will enhance the Company's ability to market these services worldwide.

     Standardize production to improve efficiencies and reduce throughput time. Since 1994 the Company has committed approximately $3.1 million to engineering, tooling, and training to standardize its product design, armoring components, and assembly line operations. Through the application of these techniques, the number of employee work hours needed to produce the Up-Armored HMMWV has been reduced from 465 to 265, and the number of components involved from 800 to 550. These techniques are now being applied by the Company to the production of certain commercial products, the first being the Standard Suburban. Employee work hours required to armor the Standard Suburban have been reduced from 1,200 to 650, and the number of components involved from 350 to
200. The Company is currently working to standardize its process of armoring a passenger sedan. As a result of these efficiencies, the Company believes it will be better able to provide immediate delivery of its armored commercial vehicles, which will increase substantially their attractiveness and marketability in the U.S. as well as abroad.

     Pursue strategic acquisition opportunities. The fragmented nature of the global security industry provides ample opportunities for strategic acquisitions. The Company believes it is positioned to consolidate companies in the armoring, systems integration, security services, engineering and secured satellite communications sectors of the industry. On August 15, 1996, the Company entered into an agreement in principle to acquire Palmer Associates, S.C., a provider of security services, such as driver training, background investigation and due diligence reports, in Mexico City, Mexico, for cash consideration of approximately $1.0 million, payable over two years. The Company continues to review additional acquisition opportunities in each of these sectors.

RELATED GROWTH OPPORTUNITIES

     Longer term, the Company believes that substantial opportunities for additional growth exist in the following areas:


     Automotive consumer safety market. Under an oral agreement with International Electronics Engineering, a Luxembourg company ("IEE"), the Company has been appointed the distributor in the United States, Canada, Mexico and Brazil for Passenger Presence Detection sensors manufactured by IEE for the automotive industry. These sensors are designed to prevent automotive airbags from inflating when an infant is in the front seat. The U.S. National Highway Traffic Safety Administration has proposed new rules requiring automakers to install airbag on/off switches and warning labels on car dashboards until a "smart" system is installed which can disengage automatically the airbag mechanism. The Company believes that IEE has the only such sensor system which is currently in commercial production. The sensors have been developed by IEE in conjunction with a third party. The Company's appointment is exclusive with respect to IEE, but not with respect to the third party. Under the agreement, IEE will ship the sensors to the Company at prices to be quoted by IEE, for resale by the Company at prices set by the Company. The Company and IEE are now engaged in discussions concerning the possible formation of a joint venture which would engineer and manufacture the sensors and other IEE products in the United States. The Company plans to enter the U.S. automotive consumer safety market with this product in the near future and subsequently pursue other markets for that and related products. The Company also intends to evaluate the cost effectiveness of potential market opportunities for introducing other consumer-oriented automotive safety products.


     U.S. protected private passenger vehicle market. To date, the Company has not targeted the private protected passenger vehicle market in the United States. The Company believes that the level of violence, particularly random bombings, drive-by shootings and carjackings, within the United States will lead to greater demand for commercially available protected automobiles. The Company feels that it is well suited to capitalize on this demand by offering a locally installed protection package or kit, which may consist of anti-intrusion glass or transparent armor, run flat tires, inside/outside intercoms or special door lock devices. To penetrate this market, the Company will need to develop an extensive sales, marketing, distribution and dealer installation network which will permit it to generate volumes sufficient to allow the offering of its products at prices attractive to potential customers.

PRODUCTS AND SERVICES

     The following table presents the net sales of the Company's principal products and services for the periods indicated:

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              JUNE 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
                                           (IN THOUSANDS)
Security Hardware Products Group.........  $20,141     $33,466     $30,773     $11,570     $37,682
Security Systems Integration Group.......      913         446       2,044         592       3,839
Security Services Group..................       --          --          --          --          --
                                           -------     -------     -------     -------     -------
          Total..........................  $21,054     $33,912     $32,817     $12,162     $41,521
                                           =======     =======     =======     =======     =======

     The Company's products and services are, or will be, focused on three primary areas of global security. The Security Hardware Products Group markets all the Company's armoring products, including fully integrated ballistic and blast protected armoring systems for military vehicles, aircraft and missile armor, field-installed armoring systems, and armored commercial vehicles. The Security Systems Integration Group offers satellite communications systems and site specific security systems in which hardware and software are integrated to meet a customer's specific requirements. The Security Services Group, which is a start-up operation, is designed to offer security-related services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. On August 15, 1996 the Company entered into an agreement in principle to acquire Palmer Associates, S.C., a provider of security services, such as driver training, background investigations and due diligence reports, in Mexico City, Mexico. The acquisition is expected to close before the end of 1996.

Security Hardware Products Group

     The following table provides net sales information about the products and services of the Company's Security Hardware Products Group:

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              JUNE 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
                                                               (IN THOUSANDS)
MILITARY PRODUCTS:
  Up-Armored HMMWVs......................  $ 2,803     $15,222     $13,275     $ 2,961     $23,544
  HMMWV Armor Kits.......................       --          --          --          --       5,599
  Other Armor Systems....................    3,188       1,772       1,680         544         905
                                           -------     -------     -------     -------     -------
                                             5,991      16,994      14,955       3,505      30,048
ARMORED COMMERCIAL PRODUCTS:
  Fully Armored Vehicles.................   11,572      11,265      11,024       5,598       4,842
  Light Armored Vehicles                     1,441       2,953       2,213       1,339       2,253
  Other..................................    1,137       2,254       2,581       1,128         539
                                           -------     -------     -------     -------     -------
                                            14,150      16,472      15,818       8,065       7,634
                                           -------     -------     -------     -------     -------
          Total..........................  $20,141     $33,466     $30,773     $11,570     $37,682
                                           =======     =======     =======     =======     =======

  Military Products

     Up-Armored HMMWVs. The Company is the prime contractor to the U.S. Military for the supply of Up-Armored HMMWVs. The basic four door HMMWV chassis are produced by AM General and shipped directly to the Company's facility where perimeter armor and blast protection components are added. These Up-Armored HMMWVs provide perimeter protection against 7.62 mm armor-piercing ammunition (such as that fired by the AK-47 military assault rifle), overhead airburst protection against a 155 mm shell, front underbody blast protection against a 12 lb. anti-tank mine, and rear underbody blast protection against a 4 lb. anti-personnel mine. In addition, the Company installs other features designed to enhance crew safety, comfort and performance, such as air conditioning, weapon turrets and mounts, door locks and shock-absorbing seats. The customers for this product are the U.S. Military as well as defense and peacekeeping forces around the world. The Company charges its customers $85,000 to $100,000 for these ballistic and blast protective systems, which is in addition to the cost of the vehicle. In addition to the products described above, the Company supplies engineering design and prototype services to the U.S. Army Tank Automotive Command primarily in support of the Up-Armored HMMWV Program. The Company also supplies spare parts and logistics support for all of its military programs.

     HMMWV armor kits. The Company supplies field-installable armoring kits to the U.S. Military. These kits are installable on HMMWVs which are currently in the U.S. Military inventory as well as new HMMWV chassis that are delivered to the Company's manufacturing facilities. Two kits are available. The two door armor kit provides perimeter protection against 7.62 mm ball ammunition and underbody blast protection against a 12 lb. anti-tank mine. The four door armor kit provides the same perimeter and front underbody protection but adds rear underbody blast protection against a 4 lb. antipersonnel mine. Potential customers for this product are current owners of non-armored HMMWVs, which include the U.S. Military as well as defense and peacekeeping forces around the world. At present, over 130,000 HMMWVs have been sold worldwide, and the Company estimates that approximately 12,000 of these HMMWVs may be suitable for kit installation. These kits sell for $18,000 to $30,000, without installation.

     Other armor systems. The Company markets armor sub-systems for certain U.S. Military tracked vehicles, such as the M9ACE earth mover, and other TWVs such as 2.5 ton and 5.0 ton trucks, for which the defined threat is from small arms rounds, typically defined as 12.7 mm and less. The Company also produces various armor systems as a subcontractor to larger defense contractors, such as Lockheed Martin Corporation ("Lockheed Martin") and The Boeing Company. These products include armor for containers for fuels and missile launchers, and for pilot protection, and typically involve the use of materials or methods which are unique to the Company.

  Commercial Products

     Fully armored vehicles (FAVs). The base vehicle that is converted into a FAV may be a limousine, a large size sedan (such as a Cadillac or Mercedes Benz
S600), or a sport utility vehicle (such as the Standard Suburban) which is purchased new from a dealership or directly from the factory. The armoring process begins with disassembly of the new vehicle at the Company's production facilities. This typically involves the removal of the interior trim, the seats, the doors and all windows. The passenger compartment is then armored with both opaque armor (metallic, fibrous and ceramic materials) and transparent armor (glass/plastic laminate) and other features, such as run flat tires, are added. Finally, the vehicle is reassembled as close to its original appearance as possible. The designation of FAV normally connotes the ability of the completed vehicle to protect against attacks from military assault rifles such as AK-47s and M16s and from certain underbody explosives. Certain FAVs also are blast protected. A blast-protected vehicle normally incorporates the ballistic and underbody protection of an FAV but with proprietary materials and installation methods that enable the vehicle occupants to survive a defined blast threat. Typical types of protection defend against pipe bombs attached to the exterior of the vehicle and non-directional charges of 20 kg of TNT detonated approximately five meters from the vehicle. FAV armoring normally sells for $50,000 to $200,000 in addition to the cost of the vehicle.

     The FAV class of vehicle includes the Parade Car, a formal limousine used predominately for high level, official functions by a president or other head of state. This vehicle is usually of customized design based upon a commercially available chassis which the Company essentially rebuilds from the ground up. Since the threat of organized assassination attempts is greater for heads of state, these vehicles normally incorporate more advanced armor and sophisticated protection systems. In addition to the more protective opaque and transparent armor systems, special features may include supplemental oxygen systems, air purification systems to protect against chemical or biological contamination, underbody fire suppressant systems, tear gas launchers, anti-explosive self-sealing fuel tanks, electric deadbolt door locks, gun ports and remote-starters with bomb scanning capability. Parade Cars normally sell for $300,000 to in excess of $1.0 million, which includes the cost of the base vehicle.

     Light armored vehicles (LAVs). The armoring process for an LAV is similar in all respects to that for an FAV except that the base vehicle is typically a sedan or sport utility vehicle and substantially less total weight of armoring is added. Typical base vehicles include the Volkswagon Jetta, the General Motors Omega, the Mercedes Benz S600 and the Jeep Cherokee. The designation of LAV connotes the ability of the completed vehicle to protect against attacks from handguns, such as a 9 mm or .357 Magnum. The price of LAV armoring ranges from $5,000 to $60,000 in addition to the cost of the vehicle.

     Other. Other commercial products include specialty vehicles which are custom built for a specific mission. Vehicle types that fall into this category are Escort Cars (usually a convertible) and Chase Cars (usually a closed-top vehicle) in which security personnel ride while in a head of state motorcade. Also included in this business line are armor kits, normally designed for a specific vehicle to be installed at a location outside of the Company's main production facilities in Fairfield, Ohio or Torino, Italy. These armor kits usually provide LAV levels of protection. The Company also provides technical support, training and spare parts for all of its manufactured products. The Company can service a customer's vehicle in any of the Company's facilities. In certain instances, the Company will fly its technicians to the customer's location.

Security Systems Integration Group

     Satellite communication integration. The Company offers comprehensive design and hardware and software integration services customized to meet specific satellite communication requirements of its customers. This involves the integration of portable satellite terminals, mobile antennas and software-based air time. Usually these systems are designed for remote or security intensive operations.

     The portable satellite terminals, which are manufactured by third party suppliers to Company specifications, allow the user to make voice and data transmissions via satellite link anywhere in the world. Most terminal sales consist of the Company's latest product manufactured by Glocom, which are marketed for the Company by Magellan Systems Corporation under the microCOM-M name and marketed by the Company directly under the Compact-M brand name. This new terminal is the smallest product model currently available commercially and is approximately the size of a lap top computer, weighing approximately five pounds. The terminal operates on the Inmarsat-M network. The Company offers an Inmarsat approved mobile "M" antenna system called the Voyager (developed through a strategic alliance with Nera AS, a Norwegian company, and marketed by the Company and Nera AS under a cooperative marketing agreement) that allows vehicle occupants to make voice and data transmissions via satellite link while the vehicle is in motion. The Company has developed a similar product that will operate on the Inmarsat-B network and also will provide high speed data and video capacity. The Company currently offers air time primarily through joint ventures and block time agreements utilizing an internally developed and proprietary "smart card" billing application. The "smart card" is a convenient prepaid telephone calling card which a customer purchases from the Company and which can be used only on the Company's systems. Most air time sales are made in conjunction with the microCOM-M and Compact-M terminals.

     Site protection systems integration. The Company is now offering comprehensive planning, design and hardware and software integration services customized to meet the requirements of customers for physical site protection. Primarily intended for perimeter security around business facilities and plant operations, the Company also offers its services to embassies, VIPs' homes and public facilities. Generally, such a systems integration project begins with a site survey, which identifies areas of vulnerability and recommends methods for securing the entire area surveyed. Specific pieces of hardware are ordered and installed, processes and procedures are outlined, engineering documentation are provided and control centers are established. Although each job is unique, the methodology used to develop the system is similar in most cases.

     Standardized subsystem products. Currently, the Company does not offer standardized subsystems. The Company intends to offer such "off the shelf" products in the future in order to capitalize on time-sensitive requests from customers. Examples of standardized subsystems are closed circuit television monitoring systems, access control systems and pre-packaged intrusion and fire detection systems. The Company may develop these subsystems itself or through joint ventures, or may purchase or otherwise acquire the rights to market such subsystems directly to the Company's customers.

Security Services Group


     The Company intends to leverage its reputation in the armored vehicle industry and its customer base to market an expanded range of security services such as security background clearances, business intelligence, country risk assessments, airport/aircraft security support, and private security agent and driver training. The Company plans to offer such services first in countries in which it is currently selling hardware products or providing security systems integration and then expand into other geographic areas in which there is a demonstrated need for such services, such as the Philippines and the Middle East. At present, the Company is not generating meaningful revenues from the services to be provided by the Security Services Group. However, on August 15, 1996, the Company entered into an agreement in principle to acquire Palmer Associates, S.C., a provider of security services, such as driver training, background investigation and due diligence reports, in Mexico City, Mexico, for cash consideration of approximately $1.0 million, payable over two years. The Company believes that this acquisition, when completed, will generate the first meaningful revenues for its Security Services Group. The Company intends to expand the services now offered by Palmer Associates, S.C., to include white collar crime investigation and executive protection services. The addition of Palmer Associates, S.C., should enable the Company to provide integrated security products and services in the Mexican market.


CUSTOMERS

Security Hardware Products Group

     Military. The Company's market for military hardware products is worldwide in scope, including the U.S. Military and foreign defense forces. The Company's major contracts for delivery of Up-Armored HMMWVs and armoring kits are with the U.S. Army Tank Automotive Command ("TACOM"). Additionally, the Company provides protected container systems, typically used to protect missile systems from small arms fire, to the U.S. Missile Command ("MICOM") under a subcontract with Lockheed Martin. The ability to obtain future U.S. military business will be affected by future levels of defense spending and TACOM's budget. The Company has sold Up-Armored HMMWVs to Qatar and Luxembourg, either directly or through the Foreign Military Sales ("FMS") Program. In the future, the Company plans to leverage the reputation earned by its Up-Armored HMMWVs in Bosnia, Somalia and Haiti to expand its sales to foreign defense forces. See "-- U.S. Government Contracts."

     Commercial. The Company's armored commercial vehicle customers include governmental and private buyers. U.S. and foreign governmental buyers purchase both FAVs and LAVs. Governmental buyers also comprise the market for Parade Cars. Typically, governmental buyers consist of ministries of foreign affairs, defense and internal affairs and offices of presidential security. Such customers are not constrained in their purchasing decisions by considerations such as import duties and taxes. They are, therefore, free to search globally for the best product. The procurement cycles of governmental buyers can range from relatively rapid, when the vehicles are for the use of the head of state or in a crisis mode, to prolonged bureaucratic bids and evaluations where the procurement is for normally budgeted items. Over the past five years, the Company has sold 31 Parade Cars to various governments and has sold FAVs and LAVs to the governments or agencies of 33 foreign countries, and to 14 departments or agencies of the U.S. Government (including the Department of

State, the Drug Enforcement Agency, the Agency for International Development and the General Services Administration).

     The Company's private customers for armored commercial vehicles include corporations and individuals. Private buyers are much more sensitive to cost (of which import duties and taxes may be a substantial part) and, therefore, often will buy a locally produced product if one exists. Local servicing of the vehicle is also a critical concern to private buyers. Over the past five years, the Company has sold FAVs or LAVs to more than 125 private customers, including 20 Fortune 500 companies.

Security Systems Integration Group

     Satellite communication integration. Principal customers for satellite communications services include private corporations and individuals, governmental agencies, peacekeeping forces and disaster relief organizations which operate in under-developed countries that lack a telecommunications infrastructure, in rural areas of developed countries or in disaster scenarios in which the traditional forms of telecommunications are rendered inoperable. To date most of the Company's systems integration services customers have not been purchasers of the Company's security hardware products. However, the Company is actively marketing these services to security hardware purchasers and site protection services customers. Increasingly, customers are demanding that the satellite communication channels provided be secure. Depending on the level of security desired, satellite communication systems can be implemented using a variety of encryption methods up to and including fully secure U.S. Government STU-III telephones. Most of the Company's satellite communication customers are located outside of the United States because the U.S. Federal Communications Commission does not permit private corporations or individuals to use in the United States terminals which do not utilize the American Mobile Satellite Corp. ("AMSC") satellite network. The terminals marketed by the Company access the Inmarsat network rather than the AMSC network.

     Site protection systems integration. As of June 30, 1996, the Company had secured three commercial contracts to provide integrated site protection systems, all to customers in Russia. Currently the Company is marketing these services to both governmental and commercial entities primarily in Russia. Corporate and governmental buyers of integrated security systems normally purchase through their corporate security officer, a governmental department responsible for the particular facility's security, a facility manager or a construction project manager. Purchases generally are made on project-specific proposals and include the cost of the hardware, transportation costs to the site, engineering integration and documentation.

Security Services Group

     Although the Company currently has no contracts for its security services, it plans to begin marketing these services to both businesses and governments in the near future. Corporate or governmental buyers of security services usually contract for such services through their security officers. Corporate security officers, who are normally former members of a government agency themselves, tend to purchase services based upon industry reputation for quality and expertise, trust in the firm or individual they are buying the services from, price and availability. Security services are charged out by the hour, day, week or based upon a retainer schedule. In some cases, a project may be bid in its entirety.

MARKETING AND SALES

     Military marketing. The Company continues to position itself in the marketplace as a commercial company with a military production capability and to emphasize its ability to develop new products, or product adaptations, quickly and more cost-effectively than traditional defense contractors. In marketing its products to the military, the Company also places strong emphasis on its superior anti-tank and anti-personnel mine protection for the occupants of TWVs. The Company markets its military products through a combination of trade show exhibitions, print advertising in military-related periodicals and direct customer visits. The Company emphasizes the cross-marketing of military and commercial products, which it believes strengthens the image of each product group. The Company also has entered into a joint marketing agreement with AM General, the manufacturer of the basic HMMWV, for sales in the military and commercial arenas. This agreement allows the Company to benefit from the AM General distribution network and save on certain costs, such as exhibitions where AM General and the Company otherwise would both show products.

     Military sales. The Company's military sales activities are directed toward identifying contract bid opportunities with various U.S. Government agencies, private enterprises acting as prime contractors on government contracts, sales through the FMS Program, and military sales directly to foreign military organizations. The Company has one full-time business development manager who is responsible for this activity and also has contractual arrangements with several outside consultants who assist the business development manager in his activities. The Company is in the process of adding another full-time business development manager. Proposal preparation and presentation for government projects is done by a proposal team which normally consists of program managers who have specific project responsibilities, a contracting officer, a cost accountant and various manufacturing and engineering personnel.

     Commercial marketing. The Company believes that, as a result of its long history of successfully armoring vehicles, it enjoys excellent name recognition and a strong reputation in its sector of the security industry. The central element of the Company's commercial marketing strategy is to leverage its name recognition and reputation by positioning the Company as a global provider of one-stop security services and products. The Company believes that by positioning itself in this manner it can capitalize on its existing customer base, maximize the benefits of its long history of supplying security-related products around the world, and leverage its leadership niche in the armored commercial vehicle market. When entering a foreign market, the Company normally seeks to penetrate the market with its strongest product offering, which in most cases is armored vehicles. The Company tailors its marketing strategy to each geographic area of the world and will often tailor its product offering by country. There is strong cross-marketing of military and commercial products which the Company believes strengthens the image of each product group. This is accomplished through consistency of product literature, image and style; the featuring of both product groups in advertising and exhibitions; and full briefings to customers and potential customers that encompass the Company's entire product line.


     Commercial sales. On a worldwide basis, the Company employs 19 sales professionals who operate out of Fairfield, Ohio; Washington, D.C.; Deer Park, New York; Los Angeles, California; Moscow, Russia; Mexico City, Mexico; Sao Paulo, Brazil; and Geneva, Switzerland. All sales personnel have a geographic and/or product-specific responsibility. In most cases, sales personnel also maintain and recruit sales agents or distributors for the Company's principal product groups. The agents or distributors have a geographic and product-specific agreement, and compensation in most cases is based upon a commission arrangement. In some instances, particularly when commercial products are sold to governments, the Company's salespersons will handle sales directly with the ultimate customer without any involvement from an agent or distributor. Sales personnel use a consultative approach when offering solutions to the customer's security problems. Sales cycles for commercial products can range from several months to a matter of days, depending upon the product and the urgency associated with the security problem being addressed. Security products which are readily available, such as the full armored Standard Suburban, allow the Company to assist customers who have developed, or feel they have developed, an immediate threat.


ENGINEERING AND DEVELOPMENT

     The Company emphasizes engineering excellence and has an extensive engineering staff. Design engineers use state-of-the-art two-dimensional and three-dimensional computer aided design and engineering (CAD/CAE) systems in conjunction with coordinate measuring machines to develop electronic models which are generally converted to solid models or prototypes. Manufacturing engineers concentrate on the ability of the Company to manufacture a product design, on improvements in the production process and overall cost reductions from better methods, fewer components and less expensive materials with equal or superior quality and on materials handling issues. Applying these techniques, in the last several years the Company has been able to produce savings in the time and cost necessary to produce its armored vehicles. For example, the Company was able to reduce the number of employee work hours needed to produce the Up-Armored HMMWV from 465 to 265 and the number of components involved from 800 to
550. Employee
work hours required to armor the Standard Suburban have been reduced from 1,200 to 650, and the number of components involved from 350 to 200.

     Quality engineering is responsible for assuring that manufacturing and design plans are consistent with a reliable, quality product that meets the specifications of the customer. Quality engineers are also responsible for identifying in-process quality inspection points in the work orders. The Company's ballistic engineers, in conjunction with its design and manufacturing engineers, develop new ballistic and blast protection systems that meet ever-changing threats. Ballistic engineers are also responsible for the ballistic testing required by customers, the assignment of ballistic specifications to final products and the issuance of ballistic specifications for internal quality control. Advanced engineering is responsible for new product development in conjunction with design engineering, manufacturing engineering and ballistic engineering. The Company's electrical engineers, resident in the Deer Park, New York facility, are responsible for design specifications for all satellite and secure communications products.

U.S. GOVERNMENT CONTRACTS

     The Company serves as the U.S. Military's primary provider of armoring for its HMMWV fleet. Under the initial contract in August 1993, TACOM engaged the Company to armor fully 59 HMMWVs. A contract to armor an additional 100 vehicles was executed in May 1994. See "-- Customers." As of March 1995 all of these 159 HMMWVs had been shipped.


     In 1995, the HMMWV was redesigned to include a more powerful engine and greater cargo space. In March 1995, TACOM engaged the Company to armor 309 of the redesigned HMMWVs. This agreement included options for the armoring of up to an additional 155 vehicles. In February 1996, TACOM requested an acceleration of the production of Up-Armored HMMWVs previously ordered and subsequently exercised options for the armoring by the Company of all 155 vehicles under option. Of these vehicles, 16 were sold to Luxembourg under the FMS program. The FMS Program is part of the U.S. Government's security assistance program which provides equipment and services to more than 100 nations and international organizations. The U.S. Government markets, procures and delivers military equipment and services to such foreign entities. Funding is provided either directly by the purchaser or with U.S.-granted foreign aid credits or loans. As of September 30, 1996, the Company had shipped 403 of these 464 HMMWVs, with the balance to be delivered by the end of 1996.



     Under a July 1996 contract, TACOM engaged the Company to armor 72 additional HMMWVs. As of September 30, 1996, 23 of these vehicles had been shipped.



     On September 27, 1996, the Company was awarded a contract by TACOM for an additional 133 Up-Armored HMMWVs. The contract includes options for the armoring of up to 67 additional vehicles.


     The Company also manufactures armoring kits that can be shipped to customers and installed in HMMWVs on location. The Company installed 166 of such kits for TACOM in its Fairfield facility during the first seven months of 1996 and has shipped 14 kits to the U.S. Army in Germany for purposes of providing instruction to Army personnel concerning the installation process.


     The U.S. Congress recently approved the U.S. Government's budget for fiscal year 1997, which includes appropriations for the purchase of 127 additional Up-Armored HMMWVs as well as substantial discretionary funds for the DoD. TACOM has requested from the DoD funding for the purchase of an additional 233 Up-Armored HMMWVs. Although there can be no assurance that the DoD will honor such request, or that the Company will be engaged to armor such vehicles, the Company believes that it is well positioned to benefit from any additional U.S. Military funding for Up-Armored HMMWVs.


     The Company has provided to MICOM, as a subcontractor to Lockheed Martin, armoring for certain missile weapons systems. The Company was first engaged in September 1993 by Lockheed Martin to armor fuel systems of missiles. The Company was last engaged by Lockheed Martin in June 1996 and believes that it is well positioned for future engagements.

COMPETITION

     The markets for the Company's present and contemplated products and services are highly competitive. However, in the vehicle armoring systems business, the Company believes that its design, engineering and production expertise in providing fully integrated ballistic and blast protected vehicles gives it a competitive advantage over those competitors who provide protection against only selected ballistic threats. In the market for military armoring systems there are a large number of companies, such as Simula, Inc., that provide specific armoring packages for TWVs (other than the HMMWV), helicopters and selected other military applications. The Company believes that as the size of the Up-Armored HMMWV requirement continues to grow, competition from major defense contractors may increase. The principal competitive factors are price, quality of engineering and design, production capability and capacity, ability to meet delivery schedules and reputation in the industry.

     The largest competitor on a worldwide basis in the production of armored commercial vehicles is Mercedes-Benz Aktiengesellschaft ("MBZ") of Germany. MBZ produces its own armored passenger vehicles based upon the S600 chassis, the new Pullman Limousine and the S300 chassis. MBZ sells its product through its worldwide dealer distribution system. In addition to MBZ, there are a number of other vehicle armorers focused on their local foreign markets in Europe, the Middle East and Latin America, armoring primarily locally manufactured automobiles. U.S. based protected passenger automobile armorers include the Pittston Company (owner of Brinks armored vehicles), Moloney Coachbuilders, Inc., Safe Car, Inc., Rausch Enterprises, Inc. and Armet Armored Vehicles, Inc. These and other companies compete for U.S. Department of State and Treasury Department Secret Service contracts. Currently, the U.S. Department of State FAV and LAV contracts are split among three companies, of which the Company is one. The principal competitive factors are price, quality of engineering and design, production capability and capacity, ability to delivery and reputation in the industry.

     With respect to satellite communication systems integration services, the Company competes with many companies, including STN Atlas Elektronik GmbH, Thrane & Thrane AS and Nera AS in both the portable terminal market and sales of air time. The Company believes that the competitive factors in this portion of its business include product reliability, the incorporation of advanced technological features, price, ease of installation, availability and service. With respect to secure custom communications systems integration services, the Company competes with small and large communications systems integrators.

     In the site protection systems integration and security services businesses, the Company competes primarily with numerous local integrators and also large suppliers of security-related equipment such as Westinghouse Electric Corporation, The Wackenhut Corporation, Borg-Warner Security Corporation, Pittway Corporation and ADT Inc. The principal competitive factors are the best approach to solving the security problem, availability and the company or individual reputation. Finally, the Company expects that its Security Services Group will compete with major companies such as Pinkerton's, Inc., Kroll Associates, Inc., ICTS International, N.V. and The Wackenhut Corporation and numerous small consultant-type businesses. The principal competitive factors are industry reputation for quality, expertise, trust in the individual firm, price and availability.

OPERATIONS, PROPERTIES AND FACILITIES

     The Company's properties and facilities as of July 31, 1996 are as follows:

                                                 NUMBER OF        DATE       SQUARE
                    LOCATION                     EMPLOYEES       OPENED     FOOTAGE        STATUS
    ----------------------------------------   -------------    ---------   --------   --------------
    Fairfield, Ohio
      9113 LeSaint Drive....................        229(1)      Dec. 86      130,000   owned
      4175 Mulhauser Road...................        151(2)      Mar. 96       70,000   leased
    Deer Park, New York.....................         12         Feb. 95        4,000   leased
    Mexico City, Mexico.....................         18         June 96       20,000   leased
    Sao Paulo, Brazil.......................         16         Apr. 96       28,000   leased
    Moscow, Russia..........................         15         Jan. 96        2,700   leased
    Torino, Italy...........................         16(3)      Nov. 90       15,000   subcontractor

---------------

     (1) Including 25 full time temporary employees.

     (2) Including 117 full time temporary employees.

     (3) Subcontractor employees.

     Fairfield, Ohio. The LeSaint Drive facility is the Company's headquarters and houses senior management, accounting and sales offices, as well as providing full production and assembly facilities for armored commercial vehicles, parts, fabrication, painting and prototyping operations. This facility is financed through tax-exempt debt and is pledged to secure the repayment of such debt. The Mulhauser Road facility focuses primarily on the manufacturing and distribution of Up-Armored HMMWVs and HMMWV armoring kits. This facility is currently leased for a term expiring in March 1997. The Company has the right to renew the lease on terms to be agreed upon by the parties. For accounting purposes, this lease has been treated as an operating lease, and the Company has the option to purchase the property at any time during the term of the lease at fair market value as defined in the lease. See "Certain Relationships and Related Party Transactions -- 4175 Mulhauser Road," In its Fairfield facilities, the Company has a complete fabrication and machine shop equipped with a computer controlled plasma cutter, a computer controlled press break, mills, automated grinders, a robotic welder and two coordinate measuring machines, paint booths and ancillary equipment for both military and commercial painting. The manufacture of the Company's products follows these basic stages: receipt of raw materials and usually a base vehicle which was originally manufactured by someone other than the Company, the fabrication of subcomponents, installation of the subcomponents and modification of the original vehicle as necessary to accept the sub-assemblies, reinstallation of interior trim, paint and final road test. Products manufactured for government programs must meet specific and rigorous quality standards for workmanship, process and process control, raw materials, procedures and testing. A U.S. Government quality assurance inspector is resident in the Fairfield facility and monitors the Company's adherence to government-mandated quality standards on a daily basis.

     Deer Park, New York. This facility is used for administration, engineering and sales for the Company's integrated portable and mobile satellite communication systems and is currently leased for a term expiring in February 1997. For accounting purposes, this lease has been treated as an operating lease.


     Mexico City, Mexico. This facility is used for manufacturing and sales of armored commercial vehicles and is currently leased under an agreement for a term expiring in June 1997. For accounting purposes, this lease is treated as an operating lease. The Company has an option to purchase this facility at a price of approximately $1.3 million. The Company expects to exercise this option and purchase the facility using a portion of the proceeds from the Offering. The facilities in Mexico City, Mexico and Sao Paulo, Brazil are currently assembling kits which have been engineered in the Fairfield facility. The Company expects these facilities to have the capability to build a complete product line once they have fully trained their production work forces.

     Sao Paulo, Brazil. This facility is used for manufacturing and sales of armored commercial vehicles and is currently leased for a term expiring in March 2000. For accounting purposes, this lease is treated as an operating lease.

     Moscow, Russia. This facility is used for design and sales services by the Company's security systems integration business. It is leased under an agreement for a term expiring in December 1996. For accounting purposes, the lease is treated as an operating lease.

     Torino, Italy. This facility is owned by a subcontractor, but is supervised by the Company's personnel and performs all aspects of manufacturing specialty armored and unarmored commercial vehicles, from component fabrication through final assembly. On occasion, the Torino subcontractor will act as a vendor to the LeSaint Drive facility.

     The Company's manufacturing capabilities include fully integrated manufacturing programs which link production control, materials control, quality control and accounting, thus allowing the Company to issue work orders, update and track inventories, insert quality assurance procedures, schedule and track production and report, on a daily basis, costs accumulated to a job. The Company believes that its facilities are adequate for its present needs and that its properties, including machinery and equipment, are generally in good condition, well maintained and suitable for their intended current and foreseeable uses.

EMPLOYEES

     As of July 31, 1996, the Company had 441 employees (including 164 temporary employees), comprised of 43 in marketing and sales, 317 (including 161 temporary employees) in manufacturing, 34 (including three temporary employees) in engineering and 47 in general and administrative. The Company's employees are not represented by any union and are not covered by any collective bargaining agreements. The Company has not experienced any work stoppages or employee related slowdowns and believes that its relationship with its employees is good.

U.S. GOVERNMENT REGULATION

     As a contractor with agencies of the U.S. Government, the Company is obligated to comply with a variety of regulations governing certain aspects of its operations and the workplace. Additionally, the Company's contracts give the contracting agency the right to conduct audits of the Company's facilities and operations, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed procedures established in connection with the government contract. The Company also may be subject to investigations as a result of an audit or other causes. Adverse findings in an audit or other investigation, including a violation of environmental or labor laws, could result in fines or other penalties, up to and including disqualification as a government contractor. In addition, government contracts generally contain cost or performance incentives based on stated targets or other criteria. Failure to meet these stated targets or criteria could result in penalties or lost profits to the Company.

     The Company is subject to federal licensing requirements with respect to the sale in foreign countries of certain of its hardware products. Regulations promulgated by the U.S. Commerce Department require the Company to obtain a general destination license in connection with the sale of certain commercial products in foreign countries, and certain U.S. State Department regulations require the Company to file an export license in connection with sales of military equipment in foreign countries. Furthermore, the U.S. State Department prohibits all sales of militaryequipment to certain countries, including Cuba, Iran, Iraq, Libya and China. There can be no assurance that such regulations will not become more restrictive in the future, which could limit the Company's ability to market its products internationally.

ENVIRONMENTAL MATTERS

     The Company and its operations are subject to a number of federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling, storage and disposal practices regarding solid and hazardous materials, and impose liability for the cost of remediating, and certain damages resulting from, sites of past releases of hazardous materials. Environmental laws continue to change rapidly, and it is likely that the

Company will be subject to increasingly stringent environmental standards in the future. The Company believes that it currently conducts its activities and operations in substantial compliance with applicable environmental laws. The Company is implementing recommendations of an environmental consulting company designed to address certain air pollution, hazardous waste, underground storage tank and hazard communication matters. No notices of violation have been issued to the Company by any regulatory agency with respect to environmental matters which remain uncorrected. The Company believes that its potential liability under the environmental laws, if any, would not have a material adverse effect, individually or in the aggregate, on its results of operations or financial condition. There can be no assurance in this regard, however, nor can there be any assurance that environmental laws will not become more stringent in the future or that the Company will not incur significant costs in the future to comply with such environmental laws.

LEGAL PROCEEDINGS


     Certain of the services which it is expected will be provided by the Company's Security Services Group are similar to activities carried on by OPS, in which the shareholders of OHE have approximately a 47% interest, but which is controlled by Mr. Edward F. O'Gara, the brother of Mr. Thomas M. O'Gara and Mr. Wilfred T. O'Gara. OPS has asserted that an agreement exists under which performance of security services has been allocated to OPS and that it would be a breach of this agreement if the Company were to begin offering the services contemplated by the Company's Security Services Group. OPS also has asserted that such action by the Company would raise issues of unfair competition, conversion of the name of OPS, breach of corporate opportunity and breach of fiduciary obligation. The Company denies the assertions made by OPS. The Company cannot predict whether litigation will be filed in regard to this matter. If litigation is filed, the Company believes it would have strong defenses to any action and would contest the matter vigorously.



     The Company is not involved in any material litigation or legal proceedings at this time and, other than as set forth above, is not aware of any material litigation or proceeding threatened against it.


PATENTS, TRADEMARKS AND COPYRIGHTS

     The Company currently has three issued U.S. patents and one pending patent application relating to its armoring business. The Company currently has no registered trademarks or copyrights. Although the Company does not believe that its ability to compete in any of its product markets is dependent on its patents, the Company does believe that the protection afforded by its recently issued "Armoring Assembly" patent and its pending "Vehicle Mine Protection Structure" patent application, both of which relate to vehicle underbody blast protection, provides the Company with important technological advantages over its competitors. Although the Company has protected its technologies to the extent that it believes appropriate, there can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technologies. In other countries, the Company's proprietary rights may not be protected to the same extent as in the United States.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information as of September 30, 1996 concerning each of the Company's executive officers, directors and nominees for director of the Company:



             NAME                      AGE                      POSITION
------------------------------    -------------    -----------------------------------
Thomas M. O'Gara..............         46          Chairman of the Board
Wilfred T. O'Gara.............         39          Chief Executive Officer and
                                                   Director
Gary W. Allen.................         42          Vice President -- Operations,
                                                   O'Gara-Hess & Eisenhardt Armoring
                                                     Company
Nicholas P. Carpinello........         46          Executive Vice President, Secretary
                                                     and Treasurer
Richard L. Curotto............         58          Vice President -- Worldwide Product
                                                     Development, O'Gara-Hess &
                                                     Eisenhardt Armoring Company
Michael J. Lennon.............         40          President, O'Gara-Hess & Eisenhardt
                                                     Armoring Company
Hugh E. Price*................         59          President, Security Services Group,
                                                     Nominee for Director
Neil P. Saldin................         49          President, O'Gara Satellite
                                                   Networks Limited
Raymond E. Mabus*.............         47          Nominee for Director
William S. Sessions*..........         66          Nominee for Director


---------------

* Upon the consummation of the Offering, these Nominees are expected to be appointed to the Company's Board of Directors.

     Thomas M. O'Gara is Chairman of the Board of the Company. Mr. O'Gara has been Chairman of the Board of OHE since 1990 and was OHE's Chief Executive Officer from 1990 until 1995. He has been a director of the Company since August 1996 and a director of OHE since 1988. Mr. O'Gara has been an executive of the Company and its predecessors since 1975. From 1984 until 1986, Mr. O'Gara also was Honorary Consul General for the Sultanate of Oman. Thomas M. O'Gara and Wilfred T. O'Gara are brothers.

     Wilfred T. O'Gara is Chief Executive Officer of the Company. He has been associated with the Company and its predecessors since 1983. He has been Chief Executive Officer of OHE since January 1996, was President and Chief Operating Officer of OHE from 1991 through 1995 and was Vice President -- Sales and Marketing from 1988 until 1991. He also has been Vice Chairman of O'Gara Satellite Networks, Inc., a Delaware corporation and a wholly owned subsidiary of OSN ("OSN, Inc."), since October 1995, having served as President of OSN, Inc. from January 1995 through September 1995. Mr. O'Gara has been a director of the Company since August 1996, a director of OHE since 1991 and a director of OSN, Inc. since 1995.

     Gary W. Allen is Vice President -- Operations of OHE, a position in which he has served since 1994. From 1989 until 1994 Mr. Allen was Manager of Shop Operations for the G.E. Aircraft Engines business of General Electric Company. Mr. Allen held several other management positions in operations and manufacturing with G.E. Aircraft Engines between 1984, when he joined that business, and 1989.

     Nicholas P. Carpinello is the Company's Executive Vice President, Chief Financial Officer, Secretary and Treasurer. He has held these same positions with OHE since 1993 and also has been Treasurer of OSN, Inc. since 1995. Mr. Carpinello has been associated with the Company and its predecessors since 1984. From

1975 until 1984, he was employed by Arthur Andersen LLP where he served as a manager in the audit and small business consulting divisions.

     Richard L. Curotto is Vice President -- Worldwide Product Development of OHE, a position which he has held since 1992. Mr. Curotto joined OHE in September 1990 as Vice-President -- Engineering. Prior to joining OHE Mr. Curotto was an engineer, manager and executive with Stutz Motor Cars of America, Inc., a company he cofounded in 1968.

     Michael J. Lennon is President and Chief Operating Officer of OHE, positions he has held since January 1996. Mr. Lennon joined OHE in February 1994 as Manager of Commercial and Military Programs; he became Vice President for Sales, Marketing and Program Management in October 1994 and served OHE in that capacity through 1995. Prior to joining OHE, Mr. Lennon had 15 years' experience in manufacturing, quality control and marketing with General Electric Company, which he joined in 1988. From 1990 to 1994, he was Manager of Advanced Technology Marketing for their G.E. Aircraft Engines business.

     Hugh E. Price is President, Security Services Group of the Company. During 1995 and 1996, prior to joining the Company, he was a consultant to various businesses and organizations. Until his retirement in 1995, Mr. Price had been employed by the Central Intelligence Agency since 1964. His positions with the Agency included Deputy and Associate Deputy Director for Operations (1991-1995), Chief and Deputy Chief for Counterintelligence (1988-1990) and Director of Personnel (1986-1988).

     Neil P. Saldin is President of OSN, a position he has held since 1995. Since 1995 he also has been President of OGM Communications Limited, an Irish corporation which is 49% owned by OSN. Prior to joining the Company in 1994, Mr. Saldin had served since 1988 in a variety of executive capacities with Magnavox Electronic Systems Company, most recently as Vice President, Commercial SatCom. Mr. Saldin is an electrical engineer whose experience prior to 1988 includes a number of management positions with companies in the communications software and engineering businesses.

     Raymond E. Mabus is currently Chairman of the Board of Mercatus, LLC, an Austin, Texas venture capital and business consulting company and also manages a family timber business. He served as the United States' Ambassador to the Kingdom of Saudi Arabia from 1994 until 1996, as a consultant to Mobil Telecommunications Technology from 1992 until 1994 and as Governor of the State of Mississippi from 1988 until 1992.

     William S. Sessions is a partner in the law firm of Sessions & Sessions, L.C. and is a consultant to various public and private businesses. From 1987 until 1993, Mr. Sessions was Director of the Federal Bureau of Investigation. He served as a United States District Judge for the Western District of Texas from 1974 until 1987. Mr Sessions is a director of Zenith National Insurance Company.

     Directors of the Company are elected annually. Officers of the Company are elected annually and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of the Offering, the Board will establish Audit and Compensation Committees. The Audit Committee, which will consist of Messrs. Mabus and Sessions, will review the services provided by the Company's independent auditors, consult with such auditors on audits and proposed audits and review the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee, which will consist also of Messrs. Mabus and Sessions, will establish, review and approve compensation programs of the Company generally and will set salaries and bonuses for officers and certain other salaried employees of the Company. No Compensation Committee member will be an employee or officer of the Company.

DIRECTORS' COMPENSATION

     Directors who are not employees of the Company will receive $10,000 plus options to purchase 1,000 shares of Common Stock per year for serving as directors and members of committees, plus $500 for each

Board of Directors meeting attended (including Board meetings held by telephone). Committee members will receive $500 per meeting attended, unless the meeting occurs on the same day as a Board meeting, in which case no separate fee will be paid. Employee directors will not be separately compensated for their services as directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation paid by the Company during fiscal year 1995, for services in all capacities, to the Company's Chief Executive Officer and to each of the Company's other four most highly compensated executive officers (collectively, the "named executive officers"). The Company did not grant any stock options or restricted stock awards to any of the named executive officers in fiscal year 1995.

                        1995 SUMMARY COMPENSATION TABLE


                                              ANNUAL COMPENSATION
                                    ----------------------------------------
                                                              OTHER ANNUAL          ALL OTHER
  NAME AND PRINCIPAL POSITION       SALARY(1)     BONUS      COMPENSATION(2)     COMPENSATION(3)
--------------------------------    --------     -------     ---------------     ---------------
Thomas M. O'Gara                    $410,631          --              --              $ 601
  Chairman of the Board
Wilfred T. O'Gara                    140,550          --              --                329
  Chief Executive Officer
Nicholas P. Carpinello                97,070     $18,000         $15,501                406
  Executive Vice President
Richard L. Curotto                    98,433      17,000              --                990
  Vice President
Michael J. Lennon                     89,977      20,000              --                233
  Vice President


---------------

(1) Subsequent to the Offering, Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Nicholas P. Carpinello, Richard L. Curotto and Michael J. Lennon will receive annual salaries of $250,000, $230,000, $120,000, $110,000 and
    $145,000, respectively (see "--Employment Agreements").

(2) For Nicholas P. Carpinello, represents compensation related to a Company-provided car. Otherwise none, other than perquisites which did not exceed 10% of salary and bonus for any named executive officer.

(3) Represents profit-sharing contributions to the Company's Retirement and (401(k)) Thrift Savings Plan.

STOCK OPTIONS

     The Company's 1996 Stock Option Plan (the "1996 Plan") will provide for the grant, to employees and directors of the Company and its subsidiaries, of options to purchase up to 400,000 shares of Common Stock and will be administered either by the Board of Directors or by the Compensation Committee. The 1996 Plan will provide that all exercise prices must equal at least 85% of market value of the Common Stock on the date of grant and that options will expire no later than ten years after grant. The 1996 Plan will provide for the grant of both incentive stock options and nonqualified stock options. The Company will grant options to purchase approximately 180,000 shares at the public offering price to certain employees, including options for approximately 91,000 shares to certain executive officers, including options for the following shares: Mr. Wilfred T. O'Gara, 17,000 shares; Mr. Nicholas P. Carpinello, 15,000 shares; Mr. Richard L. Curotto, 15,000 shares and Mr. Michael J. Lennon, 17,000 shares; plus options for 1,000 shares each to the Company's nonemployee directors.

EMPLOYMENT AGREEMENTS


     The Company (or OHE) has entered into employment agreements, for a term commencing on September 1, 1996 and expiring on August 31, 1998, with Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Nicholas P. Carpinello, Richard L. Curotto and Michael J. Lennon, providing for annual compensation of $250,000, $230,000, $120,000, $110,000 and $145,000, respectively, as well as with certain other officers and employees. Each named executive officer also will be entitled to participate in an annual bonus plan to be established by the Compensation Committee and to receive 50% of such bonus in shares of Common Stock. Employment may be terminated by the Company at any time with or without cause, provided that in a case of termination without cause, the employee would be entitled to receive compensation for the balance of the term of the agreement. Each of the employment agreements restricts the named executive from competing with the Company during the term of the agreement and for two years thereafter if termination of employment is for cause or at the volition of the employee.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Company has never had a Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers of the Company were made by the Company's Board of Directors. Following the Offering, the Company will establish a Compensation Committee composed of Messrs. Mabus and Sessions.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The Board of Directors of the Company has adopted a policy requiring that after the Offering any transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.


     Described below are certain transactions and relationships between the Company and certain of its officers, directors and shareholders which have occurred during the last three fiscal years. Except with respect to interest rates charged on certain of the inter-company notes and accounts payable/receivable and to write-offs of obligations totalling approximately $102,200 discussed below, the Company believes that the material terms of the various transactions were as favorable as could have been obtained from unrelated third parties.


CORPORATE REORGANIZATION

     Pursuant to various agreements among the Company, OHE, Limited and the equityholders of OHE, Limited and OSN, the operations of these corporations will be reorganized and combined immediately prior to the effective date of the Registration Statement of which this Prospectus is a part. See "Corporate Reorganization."

LONGLINE LEASING/EXCEL ARMOR

     General. Excel Armor Products, Inc. ("Excel Armor" and, together with Longline, "Longline/Excel") is a Delaware corporation established in November 1993. All of the outstanding capital stock of each of Longline and Excel Armor is owned by Messrs. Thomas M. O'Gara, (approximately 92%), Thomas M. Letter (approximately 5%), Wilfred T. O'Gara, Charles A. Williams and Nicholas P. Carpinello (approximately 1% each).

     Lease agreements. OHE has a Master Equipment Lease with Longline, entered into in July 1995, pursuant to which OHE leases various items of equipment from Longline. As of June 30, 1996, OHE had approximately $1,250,000 of equipment under lease for 12 and 36-month terms, beginning on various dates between July 1995 and April 1996, having aggregate minimum lease payments over the terms of such leases of $1,014,924.

     Supplier arrangements. Since 1995, OHE has purchased the dual-hard steel required for certain aspects of its vehicle armoring from Excel Armor, which distributes the steel for Allegheny Ludlum Corporation, an unrelated third party. Purchases by OHE from Excel Armor were $520,700 and $623,318 during 1995 and the first six months of 1996, respectively, and accounted for 90% and 98% of Excel Armor's sales revenues for the same periods. In connection with these purchases, OHE advanced $160,390 and $111,956 to Excel Armor during 1995 and the first six months of 1996, respectively, to fund Excel Armor's initial purchase commitments and guaranteed a $150,000 letter of credit furnished by Excel Armor to the third party. The shareholders of Excel Armor will repay OHE's advances prior to December 31, 1996. Currently, OHE is purchasing its dual-hard steel directly from the third party. In August 1995, Excel Armor and OHE entered into an agreement under which OHE manufactures certain parts needed by Excel Armor in connection with a contract with a third party. The total contract price is $129,000, of which OHE will receive $113,000.

     Corporate aircraft. During 1993, OHE made payments aggregating $79,372 to The August Group, a partnership in which Mr. Thomas M. O'Gara had a 25% interest, for operating and other costs relating to a Learjet owned by The August Group. In return, OHE was to have long-term use of the Learjet at favorable flight rates. During the same period, OHE incurred $214,930 in flight and pilot charges for use of the aircraft. During 1993, $42,746 of the operating charge payments to The August Group, due to be refunded to OHE, was written off on OHE's books. Mr. O'Gara sold his interest in the partnership in late 1993.

     Effective January 1, 1994, OHE entered into a five year lease for a Hawker jet owned by Longline. Financing for the jet had been provided to Longline by means of a $1,100,000 loan from Cessna Finance Corporation to Mr. Thomas M. O'Gara. OHE's agreement with Longline provided for deposit and rental payments aggregating $1,634,000 over the term of the lease. This lease was cancelled effective January 30, 1995.


     In February 1995, OHE entered into a lease for a Gulfstream G-II aircraft owned by Longline and Excel Armor as tenants in common. The Gulfstream aircraft was purchased by Longline/Excel for a price of $4,060,000 (represented by an exchange of the Hawker jet and new financing). In connection with the cancellation of the Hawker lease, $400,493, representing the unamortized portion of OHE's $504,000 deposit on that lease, was transferred as the deposit on the Gulfstream lease. The Gulfstream lease had a non-cancelable ten year term and initially provided for rental payments of $53,000 per month. Nonetheless the Company paid rentals based on actual usage. In August 1996, the Gulfstream lease was amended to provide for minimum lease payments of $35,200 per month.


     In February 1995, OHE also entered into a supplemental agreement with Longline/Excel pursuant to which Longline/Excel agreed to provide all aircraft management (including insurance) for the Gulfstream aircraft and to charter it to others when not in use by OHE. Pursuant to this arrangement, and in lieu of the $53,000 per month rental payments then required by the lease, OHE paid Longline/Excel $30,000 per month, plus $1,800 per hour of monthly use in excess of 16.7 hours, and Longline/Excel was entitled to retain all revenues from the charter operations. In connection with the August 1996 amendment to the Gulfstream lease, this agreement was amended to allow OHE 23 hours of usage per month and to provide for charges of $1,500 per hour thereafter. Longline/Excel continues to retain all revenues from charter operations. During 1995 and for the first six months of 1996, OHE expensed $414,160 and $200,033 (including amortization of the deposit on the lease), respectively, to Longline/Excel in connection with the agreements for Gulfstream aircraft.

INTERCOMPANY NOTES AND ACCOUNTS PAYABLE/RECEIVABLE

     At June 30, 1996, in addition to intercompany balances in the normal course of business, OHE was indebted to O'Gara Overseas Services, S.A. ("OOS"), for money borrowed, in the amount of $90,015, representing principal of $88,685 and accrued interest of $1,330 on a demand note bearing interest at 3.0% per annum. OOS is a Swiss corporation owed 49% by O'Gara Overseas Services Trust ("OOS Trust") and 51% by Limited. OOS Trust is an irrevocable trust, the income and assets of which OHE is the sole beneficiary. This note will be repaid by the Company from the proceeds of the Offering.

     OOS holds a promissory note in the principal amount of $250,000 from Mr. Thomas M. O'Gara, for money borrowed, which bears interest at the rate of 3.0% per annum and is due on demand. At June 30, 1996, $274,315 in principal and accrued interest was outstanding under this note.

     OHE holds promissory notes, for money borrowed, in the principal amounts of $100,000 and $130,000 from Mr. Thomas M. O'Gara. Each note bears interest at the rate of 8.75% per annum and is due on December 31, 1996. At June 30, 1996, $239,961 in principal and accrued interest was outstanding under these notes. In addition, Mr. Thomas M. O'Gara is indebted, for money borrowed, to OHE for $242,242 principal amount, which is not represented by a promissory note. Mr. Thomas M. O'Gara will repay this indebtedness upon consummation of the Offering.

     OSN holds a promissory note, for money borrowed, from Excel Metal Products, Inc. ("Excel Metal"), a corporation wholly owned by Mr. Thomas M. O'Gara, in the principal amount of $310,000, which bears interest at the rate of 8.5% and is due on February 11, 1997. At June 30, 1996, $320,172 in principal and accrued interest was outstanding pursuant to this note. Mr. Thomas M. O'Gara will cause Excel Metal to repay this indebtedness upon consummation of the Offering.

     In December 1993, the Company offset a long-term note in the amount of $700,000 payable to Mr. Thomas M. O'Gara against a note receivable in the same amount from Silver Springs Land and Cattle Company ("SSLCC"), a Nevada corporation of which Thomas M. O'Gara is the President and sole shareholder. In December 1993, $59,500 in accrued interest due from SSLCC was written off on the books of OHE. In 1993, 1994 and 1995, OHE paid SSLCC $6,050, $55,203 and $11,082, respectively, for the use of its facilities for corporate meetings. No payments were made in the first six months of 1996, and the use of these facilities by the Company has been discontinued.

     Prior to August 1994, OHE was indebted to Letter International Limited Irrevocable Trust in the amount of $1,260,000. Letter International Limited Irrevocable Trust was a trust of which OHE was the sole beneficiary. At the same time, the Trust was indebted in an equal amount to Mr. Thomas M. O'Gara. Mr. Thomas M. O'Gara received from the Trust an assignment of the OHE's obligation in satisfaction of the Trust's indebtedness to him. Mr. Thomas M. O'Gara then agreed to the cancellation of this indebtedness of OHE in exchange for shares of common stock of OHE equal to 21.5% of the shares of OHE outstanding, giving effect to such transaction.

     Through the services of Thomas M. Letter, OOS provides sales and marketing services for OHE and OSN. During 1993, 1994, 1995 and the first six months of 1996, $247,744, $362,761, $377,144 and $155,772, respectively, were paid to OOS for these services.

     OPS has received, since its incorporation in 1988, certain medical and general liability insurance coverage under OHE's insurance policies. These insurance programs are paid for by OPS through monthly and annual premiums established by OHE's insurance provider. These arrangements will be terminated upon the consummation of the Offering.

4175 MULHAUSER ROAD

     Building lease. OLG, Limited, an Ohio limited liability company owned by Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Gary W. Allen, Richard Curotto, Nicholas P. Carpinello and Michael J. Lennon, was formed in March 1996 for the purpose of acquiring and leasing to OHE the manufacturing facility located at 4175 Mulhauser Road, Fairfield, Ohio. The building was purchased for approximately $1.8 million and is leased to OHE for $468,000 (plus taxes, insurance and maintenance costs) for a one-year period. OHE has an option to renew the lease, with the annual base rent and renewal term to be negotiated between the parties at the time the option is exercised. OHE also has an option to purchase the building for its fair market value. See "Business -- Operations, Properties and Facilities."

CONSULTING AGREEMENTS

     Excel Metal. Excel Metal Products, Inc. ("Excel Metal") is a Delaware corporation owned by Mr. Thomas M. O'Gara. OSN, Inc. has a consulting agreement with Excel Metal pursuant to which Excel

Metal has provided management consulting services to OSN, Inc. during calendar year 1996 for a fee of $6,000 per month plus reimbursement of expenses. The arrangement will terminate upon consummation of the Offering.


     William S. Sessions. Mr. William S. Sessions was a consultant to OHE from January 1994 through April 1995, providing assistance in domestic sales development for commercial armored products, and received compensation of $5,000 per month, plus reimbursement of expenses, for his services. Subsequent to the Offering, Mr. Sessions will become a director of the Company.



     Neil P. Saldin. Prior to becoming an officer of the Company, Mr. Saldin was a consultant to OSN from October 1994 through September 1995. The consulting services, which were managerial and related to the start up of OSN's operations, were provided through a company controlled by Mr. Saldin, which was paid $180,000.



     Edward F. O'Gara. In 1993 OHE paid $120,000 to Mr. Edward F. O'Gara for general domestic and international business consulting services. Mr. Edward F. O'Gara is the brother of Messrs. Thomas M. O'Gara and Wilfred T. O'Gara. In 1994, 1995 and 1996, OHE guaranteed certain consulting agreements between Longline or Excel Armor and Cirrus Systems, Inc., a Delaware corporation owned by Mr. Edward F. O'Gara. Such agreements are for one year terms for a total of $120,000 per year. Mr. Thomas M. O'Gara has agreed to indemnify OHE for any claims made under such guarantees.


EXERCISE OF STOCK OPTIONS AND SALE OF SHARES

     On August 23, 1996, Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Nicholas
P. Carpinello and Richard L. Curotto exercised options previously granted on December 31, 1993 to purchase 138, 131, 91 and 85 shares of the Common Stock of OHE, respectively, at a price of $1.00 per share. Giving effect to the Reorganization, the corresponding numbers of shares of Common Stock of the Company would be 37,667, 35,756, 24,838 and 23,201, respectively, at a price of $0.0037 per share.

     On August 23, 1996, Mr. Thomas M. O'Gara sold 10 shares of the Common Stock of OHE to each of Messrs. Nicholas P. Carpinello and Charles A. Williams for a price of $468.00 per share (equivalent to 2,730 shares each of Common Stock of the Company for a price of $1.71 per share). The Company will incur a non-recurring, non-cash expense of approximately $37,000 in the fiscal quarter in which the Offering is closed relating to such sales. This expense will result in a corresponding increase in additional paid-in capital, and no change in total shareholders' equity. This expense is not tax deductible and represents the difference between the net offering price and the net sales price of these shares as if issued directly by the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table, which gives effect to the Reorganization (see "Certain Relationships and Related Party Transactions -- Corporate Reorganization"), sets forth certain information regarding the beneficial ownership of the Company's Common Stock on September 30, 1996 (on an actual basis and as adjusted to reflect the sale of shares offered hereby) by (i) each Selling Shareholder, (ii) each beneficial owner of more than five percent of the Common Stock immediately prior to the Offering, (iii) each director, nominee for director and named executive officer and (iv) all directors, nominees and executive officers of the Company as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto.



                                      SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                             OWNED                                          OWNED
                                     PRIOR TO OFFERING(1)                             AFTER OFFERING(1)
                                     ---------------------       SHARES TO BE       ---------------------
               NAME                   NUMBER       PERCENT     SOLD IN OFFERING      NUMBER       PERCENT
-----------------------------------  ---------     -------     ----------------     ---------     -------
Thomas M. O'Gara(2)................  4,030,838(3)    87.4%          373,524(4)      3,657,314(5)    50.7%
Wilfred T. O'Gara(2)...............    260,266        5.6                --           260,266        3.6
Nicholas P. Carpinello.............     56,866        1.2                --            56,866          *
Richard L. Curotto.................     23,201        0.5                --            23,201          *
Charles A. Williams................     26,476        0.6            26,476                --         --
Michael J. Lennon..................         --         --                --                --         --
Raymond E. Mabus...................         --         --                --                --         --
Hugh E. Price......................         --         --                --                --         --
William S. Sessions................         --         --                --                --         --
All directors, nominees and
  executive officers as a group (10
  persons).........................  4,417,171       95.8           373,524         4,043,647       56.1


---------------

* Less than 1% of the outstanding Common Stock.

(1) Pursuant to the regulations of the Commission, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, whether or not such person has any pecuniary interest in such shares, or has or shares the right to acquire the power to vote or dispose of such shares within 60 days, including through the exercise of any option, warrant or right.

(2) The address of Messrs. Thomas M. and Wilfred T. O'Gara is 9113 LeSaint Drive, Fairfield, Ohio 45014.

(3) Includes 793,095 shares held by MeesPierson Management (Guernsey) Ltd. and 373,524 shares held by Union Federal Corporation over which Thomas M. O'Gara has indirect voting control and 2,864,219 shares held by a family trust.

(4) All 373,524 shares are to be sold by Union Federal Corporation.

(5) Includes 793,095 shares held by MeesPierson Management (Guernsey) Ltd. and 2,864,219 shares held by a family trust.

                          DESCRIPTION OF CAPITAL STOCK


     Upon the Reorganization and immediately prior to the issuance of Common Stock in the Offering, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock, $.01 par value per share, and 100,000 shares of undesignated preferred stock, $.01 par value per share. The following description of the material terms of the capital stock of the Company is qualified in its entirety by the provisions of the Company's Restated Articles of Incorporation and Code of Regulations and by the provisions of the Ohio General Corporation Law.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes in the election of directors.

     Subject to preferences which have been and may be granted to holders of preferred stock, holders of Common Stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company. There are no redemption or sinking fund provisions with regard to the Common Stock. All outstanding shares of Common Stock are fully paid, validly issued and nonassessable.

     The vote of holders of a majority of all outstanding shares of Common Stock is required to amend the Restated Articles of Incorporation and to approve mergers, reorganizations, and similar transactions.

PREFERRED STOCK

     Up to 100,000 authorized shares of preferred stock may be issued from time to time in series having such designations, preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders. Preferred stock could be given rights which would adversely affect the equity of holders of Common Stock and could have preference to Common Stock with respect to dividend and liquidation rights. Issuance of preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of the Company.

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CHANGES IN CONTROL

     Ohio law governs the rights of shareholders of the Company. Chapter 1704 of the Ohio Revised Code may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership position. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as is set forth in the corporation's articles of incorporation), including a majority of the outstanding shares excluding those owned by the interested shareholder, or
(ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chap-ter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

     Section 1701.831 of the Ohio GCL (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person (including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest) of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20% or more (but less than 33 1/3%) of the voting power of the corporation in the election of directors or 33 1/3% or more (but less than a majority) of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

     The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of the Company the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

     The Control Share Acquisition Statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding "interested shares." It is recognized that any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of the Company of the value and validity of his offer may cause such offer to be more financially attractive in order to gain shareholder approval.

     While the Company believes that these provisions are in its best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Company's Common Stock is The Fifth Third Bank, Cincinnati, Ohio.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 7,211,846 shares of Common Stock. The 3,000,000 shares sold in the Offering and any of the up to 450,000 shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"), without restriction or registration under that Act. The remaining 4,211,846 shares (the "Restricted Shares") will be held by the Company's current shareholders. The Restricted Shares may not be sold unless they are registered under the Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144. The Company and its current shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, including the Restricted Shares, for a period of 180 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc.


     Rule 144 governs the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates." Restricted securities are securities acquired directly or indirectly from an issuer in a transaction not involving a public offering. In general, under Rule 144, if a holding period of at least two years has elapsed since the date the restricted securities were acquired from the Company, then the holder of such restricted securities (including an affiliate of the Company) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the shares' average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. The Company anticipates that essentially all of the Restricted Shares will be eligible for sale 90 days after the Offering pursuant to Rule 144.

     The Company has reserved up to 400,000 shares of its Common Stock for issuance under its 1996 Stock Option Plan (the "Plan"). Upon the completion of the Offering there will be options for 180,000 shares of Common Stock outstanding under the Plan. The Company currently intends to register the shares of Common Stock reserved for issuance under the Plan. Subject to the expiration of the 180-day lock-up period, and subject to compliance with Rule 144 by affiliates of the Company and to Section 16 of the Securities Exchange Act of 1934 by directors, officers and 10% beneficial owners, any shares issued upon exercise of options granted under the Plan will become freely tradeable at the effective date of the registration statement for the Plan shares.


     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the Company's ability to raise capital at favorable prices. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "OGAR." There can be no assurance, however, that the Company will be able to maintain its Nasdaq listing.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares of Common Stock that each of them has agreed to purchase from the Company and the Selling Shareholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:


                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
     ------------------------------------------------------------------------   ---------
     Dillon, Read & Co. Inc..................................................
     Furman Selz LLC.........................................................
     Equitable Securities Corporation........................................
                                                                                ---------
               Total.........................................................   3,000,000
                                                                                 ========


     The Managing Underwriters are Dillon, Read & Co. Inc., Furman Selz LLC and Equitable Securities Corporation.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Common Stock offered hereby is being initially offered severally by the Underwriters for sale at the price set forth on the cover page of this
Prospectus, or at such price less a concession not in excess of $     per share
on sales to certain dealers. The Underwriters may allow, and such dealers may
re-allow, a concession not to exceed $     per share on sales to certain other
dealers. The offering of shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the initial public offering of the Common Stock, the public offering price and such concessions may be changed by the Managing Underwriters.


     The Company has granted to the Underwriters an over-allotment option to purchase up to an aggregate of 450,000 additional shares of Common Stock at the initial public offering price less the underwriting discount and commission set forth on the cover page of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment. The Underwriters may exercise such option on or before the thirtieth day from the date of the Underwriting Agreement and only to cover over-allotments made of the shares in connection with the Offering.


     The Company and the Selling Shareholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and all of its shareholders (other than, with respect to shares of Common Stock included in the Offering, the Selling Shareholders) have agreed that they will not sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, or securities convertible into or exercisable or exchangeable for, any shares of Common Stock or warrants or other rights to purchase shares of Common Stock, or permit the registration of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior consent of Dillon, Read & Co. Inc., except that the Company may issue options to purchase shares of Common Stock, and may register the shares of Common

Stock underlying such options, pursuant to its 1996 Stock Option Plan; provided that such options are not exercisable for a period of 180 days after the date of this Prospectus.


     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiation among the Company, the Selling Shareholders and the Managing Underwriters. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it operates, an assessment of the Company's management, past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company, and other factors deemed relevant. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "OGAR."


     The Underwriters do not expect to confirm sales to accounts over which they exercise discretionary authority.

     Dillon, Read & Co. Inc. performs certain financial advisory services for the Company and expects to receive customary fees in connection therewith.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Taft, Stettinius & Hollister. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation.

                                    EXPERTS

     The audited combined financial statements and schedule of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Registration Statement can be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

                          THE O'GARA COMPANY (NOTE 1)

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................    F-2
Combined Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
  (unaudited).........................................................................    F-3
Combined Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995
  and the Six Months Ended June 30, 1995 and 1996 (unaudited).........................    F-5
Combined Statements of Shareholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995 and the Six Months Ended June 30, 1996 (unaudited)....................    F-6
Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995
  and the Six Months Ended June 30, 1995 and 1996 (unaudited).........................    F-7
Notes to Combined Financial Statements................................................    F-8

     After the reorganization transaction discussed in Note 1 to The O'Gara Company's combined financial statements is effected, we expect to be in a position to render the following audit report.

Cincinnati, Ohio,                                            ARTHUR ANDERSEN LLP
     July 10, 1996,
except for Notes 14 and 15

as to which the date is October 4, 1996


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
     The O'Gara Company:

     We have audited the accompanying combined balance sheets of THE O'GARA COMPANY (Note 1) as of December 31, 1994 and 1995 and the related combined statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The O'Gara Company (Note 1) as of December 31, 1994 and 1995 and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                               THE O'GARA COMPANY

                            COMBINED BALANCE SHEETS

                                ASSETS (NOTE 5)

                                                                                                    PRO FORMA
                                                                                                    JUNE 30,
                                                       DECEMBER 31,   DECEMBER 31,    JUNE 30,        1996
                                                           1994           1995          1996        (NOTE 15)
                                                       ------------   ------------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
CURRENT ASSETS:
  Cash...............................................  $    633,653   $    323,851   $ 1,087,765   $ 1,061,258
  Trade accounts receivable, net of allowance for
     doubtful accounts of $100,373, $109,283 and
     $159,631 in 1994, 1995 and 1996, respectively
     (Note 2)........................................     7,857,678      7,094,894     6,231,733     5,966,733
  Other receivables (Note 4) --
     Advances to shareholders........................        69,094        204,698       382,577       382,577
     Affiliates......................................         3,914        128,222       196,858       196,858
  Advances to vendors (Notes 2 and 10)...............            --      3,360,136     3,203,498     3,203,498
  Notes receivable -- shareholder (Note 4)...........            --        233,253       239,961       239,961
  Note receivable -- affiliate (Note 4)..............            --             --       310,000       310,000
  Costs and estimated earnings in excess of billings
     on uncompleted contracts (Note 2)...............     3,742,788      7,700,075    12,152,367    12,152,367
  Inventories (Note 2)...............................     3,337,129      4,927,499     7,272,362     7,272,362
  Prepaid expenses...................................        98,930        149,250       286,042       286,042
  Deferred tax asset (Note 2)........................            --             --            --       883,000
                                                        -----------    -----------   -----------   -----------
          Total current assets.......................    15,743,186     24,121,878    31,363,163    31,954,656
                                                        -----------    -----------   -----------   -----------
PROPERTY, PLANT AND EQUIPMENT,
  at cost (Note 6):
     Land............................................       372,039        372,039       372,039       372,039
     Buildings and improvements......................     2,743,557      2,762,905     2,932,906     2,932,906
     Furniture and fixtures..........................     1,124,775      1,286,421     1,481,593     1,473,469
     Machinery and equipment.........................     1,802,990      2,260,005     2,681,838     2,681,838
                                                        -----------    -----------   -----------   -----------
                                                          6,043,361      6,681,370     7,468,376     7,460,252
     Less accumulated depreciation...................    (3,098,732)    (3,510,702)   (3,799,781)   (3,799,781)
                                                        -----------    -----------   -----------   -----------
                                                          2,944,629      3,170,668     3,668,595     3,660,471
                                                        -----------    -----------   -----------   -----------
OTHER ASSETS (Note 2)................................       555,388        524,440     1,233,349     1,233,349
                                                        -----------    -----------   -----------   -----------
                                                       $ 19,243,203   $ 27,816,986   $36,265,107   $36,848,476
                                                        ===========    ===========   ===========   ===========

            The accompanying notes to combined financial statements
             are an integral part of these combined balance sheets.

                               THE O'GARA COMPANY

                            COMBINED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                                    PRO FORMA
                                                                                                    JUNE 30,
                                                       DECEMBER 31,   DECEMBER 31,    JUNE 30,        1996
                                                           1994           1995          1996        (NOTE 15)
                                                       ------------   ------------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
CURRENT LIABILITIES:
  Revolving lines of credit (Note 5).................  $  5,637,740   $ 10,188,765   $13,645,975   $13,645,975
  Current portion of long-term debt (Note 6).........     1,725,620      1,649,018     1,623,327     1,623,327
  Notes payable -- shareholders (Note 4).............       308,630        308,630       268,630       268,630
  Accounts payable --
     Trade...........................................     4,376,214     10,075,075    10,087,349    10,087,349
     Affiliates (Note 4).............................       127,645        499,730       716,971       371,082
  Billings in excess of costs and estimated earnings
     on uncompleted contracts (Note 2)...............     1,749,192      1,706,042       469,935       469,935
  Accrued liabilities................................     2,179,729      1,677,307     2,062,642     2,062,642
  Customer deposits..................................     1,637,622      1,248,197     3,104,267     3,104,267
                                                        -----------    -----------   -----------   -----------
          Total current liabilities..................    17,742,392     27,352,764    31,979,096    31,633,207
                                                        -----------    -----------   -----------   -----------
SUBORDINATED NOTES PAYABLE - SHAREHOLDERS............            --             --            --     9,000,000
                                                        -----------    -----------   -----------   -----------
LONG-TERM DEBT, net of current portion (Note 6)......       228,088        225,429       270,497       270,497
                                                        -----------    -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
  (Notes 7 and 10)
SHAREHOLDERS' EQUITY (DEFICIT) (Notes 1 and 14):
  Preferred stock, $.01 par value, 100,000 shares
     authorized; none issued.........................            --             --            --            --
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 3,568,008, 4,490,383 and 4,490,383
     shares issued and outstanding in 1994, 1995 and
     1996, respectively, and 4,611,846 shares pro
     forma...........................................        14,072         15,235        15,235        14,235
  Additional paid-in-capital.........................     2,482,140      2,730,977     2,730,977       260,512
  Retained earnings (deficit)........................    (1,223,982)    (2,508,834)    1,262,843    (4,336,434)
  Cumulative foreign currency translation adjustment
     (Note 2)........................................           493          1,415         6,459         6,459
                                                        -----------    -----------   -----------   -----------
          Total shareholders' equity (deficit).......     1,272,723        238,793     4,015,514    (4,055,228)
                                                        -----------    -----------   -----------   -----------
                                                       $ 19,243,203   $ 27,816,986   $36,265,107   $36,848,476
                                                        ===========    ===========   ===========   ===========

            The accompanying notes to combined financial statements
             are an integral part of these combined balance sheets.

                               THE O'GARA COMPANY

                       COMBINED STATEMENTS OF OPERATIONS


                                                                                SIX MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                      JUNE 30,
                              -----------------------------------------    --------------------------
                                 1993           1994           1995           1995           1996
                              -----------    -----------    -----------    -----------    -----------
                                                                                  (UNAUDITED)
NET SALES...................  $21,054,044    $33,912,279    $32,816,996    $12,161,513    $41,520,784
COST OF SALES...............   14,640,361     24,505,236     25,237,159      9,307,793     31,382,806
                              -----------    -----------    -----------    -----------    -----------
     Gross profit...........    6,413,683      9,407,043      7,579,837      2,853,720     10,137,978
OPERATING EXPENSES:
  Selling and marketing.....    1,932,055      2,735,940      3,628,312      1,352,759      2,158,603
  General and
     administrative.........    3,169,343      4,440,552      4,129,017      2,079,618      3,286,492
                              -----------    -----------    -----------    -----------    -----------
     Operating income
       (loss)...............    1,312,285      2,230,551       (177,492)      (578,657)     4,692,883
OTHER INCOME (EXPENSES):
  Interest expense..........     (269,463)      (410,325)      (841,972)      (365,632)      (613,293)
  Interest income...........        6,891         54,099         23,010         10,985             --
  Other.....................      (88,033)         6,151       (100,813)       (57,927)       (85,576)
  Equity in income (loss) of
     joint venture (Note
     2).....................           --             --        (24,785)            --          7,663
                              -----------    -----------    -----------    -----------    -----------
     Net income (loss)......  $   961,680    $ 1,880,476    $(1,122,052)   $  (991,231)   $ 4,001,677
                              ===========    ===========    ===========    ===========    ===========
UNAUDITED PRO FORMA
  INFORMATION (Note 15):
  Gross profit..............                                $ 7,579,837                   $10,137,978
  Selling and marketing.....                                  3,628,312                     2,158,603
  General and
     administrative.........                                  4,269,017                     3,356,492
                                                            -----------                   -----------
  Operating income (loss)...                                   (317,492)                    4,622,883
  Interest expense..........                                   (185,000)                      (94,000)
  Interest income...........                                     23,010                            --
  Other.....................                                   (100,813)                      (85,576)
  Equity in income (loss) of
     joint venture..........                                    (24,785)                        7,663
                                                            -----------                   -----------
     Income (loss) before
       provision (benefit)
       for income taxes.....                                   (605,080)                    4,450,970
  Provision (benefit) for
     income taxes...........                                   (242,000)                    1,780,000
                                                            -----------                   -----------
     Net income (loss)......                                $  (363,080)                  $ 2,670,970
                                                            ===========                   ===========
  Earnings (loss) per
     share..................                                $     (0.06)                  $      0.40
                                                            ===========                   ===========
  Weighted average shares
     outstanding............                                  6,095,000                     6,602,157
                                                            ===========                   ===========


            The accompanying notes to combined financial statements
               are an integral part of these combined statements.

                               THE O'GARA COMPANY

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              FOREIGN
                                                                              CURRENCY
                                                  ADDITIONAL    RETAINED     TRANSLATION
                                        COMMON     PAID-IN      EARNINGS     ADJUSTMENT
                                         STOCK     CAPITAL      (DEFICIT)     (NOTE 2)       TOTAL
                                        -------   ----------   -----------   ----------   -----------
BALANCE, January 1, 1993..............  $ 9,826   $  914,661   $(2,636,988)    $   --     $(1,712,501)
Net income............................       --           --       961,680         --         961,680
Accrual of stock option compensation
  (Note 9)............................       --      207,335            --         --         207,335
Distributions to shareholders.........       --           --      (480,000)        --        (480,000)
                                        -------   ----------   -----------     ------     -----------
BALANCE, December 31, 1993............    9,826    1,121,996    (2,155,308)        --      (1,023,486)
Net income............................       --           --     1,880,476         --       1,880,476
Aggregate translation adjustment......       --           --            --        493             493
Issuance of OHE stock (Note 13).......    3,246    1,356,144            --         --       1,359,390
Incorporation of Limited..............    1,000        4,000            --         --           5,000
Distributions to shareholders.........       --           --      (949,150)        --        (949,150)
                                        -------   ----------   -----------     ------     -----------
BALANCE, December 31, 1994............   14,072    2,482,140    (1,223,982)       493       1,272,723
Net loss..............................       --           --    (1,122,052)        --      (1,122,052)
Aggregate translation adjustment......       --           --            --        922             922
Incorporation of OSN..................    1,163      248,837            --         --         250,000
Distributions to shareholders.........       --           --      (162,800)        --        (162,800)
                                        -------   ----------   -----------     ------     -----------
BALANCE, December 31, 1995............   15,235    2,730,977    (2,508,834)     1,415         238,793
Net income (unaudited)................       --           --     4,001,677         --       4,001,677
Aggregate translation adjustment
  (unaudited).........................       --           --            --      5,044           5,044
Distributions to shareholders
  (unaudited).........................       --           --      (230,000)        --        (230,000)
                                        -------   ----------   -----------     ------     -----------
BALANCE, June 30, 1996 (unaudited)....  $15,235   $2,730,977   $ 1,262,843     $6,459     $ 4,015,514
                                        =======   ==========   ===========     ======     ===========

            The accompanying notes to combined financial statements
               are an integral part of these combined statements.

                               THE O'GARA COMPANY

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                                            ---------------------------------------   -------------------------
                                                               1993          1994          1995          1995          1996
                                                            -----------   -----------   -----------   -----------   -----------
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $   961,680   $ 1,880,476   $(1,122,052)  $  (991,231)  $ 4,001,677
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities --
    Depreciation and amortization.........................      266,243       469,889       476,868       345,521       316,615
    Stock option compensation.............................      207,335            --            --            --            --
    Decrease (increase) in receivables....................    1,574,339    (4,887,854)      502,872     2,968,992       601,646
    Decrease (increase) in advances to vendors............           --            --    (3,360,136)           --       156,638
    Decrease (increase) in costs and estimated earnings in
      excess of billings on uncompleted contracts.........   (2,134,330)   (1,608,458)   (3,957,287)      401,006    (4,452,292)
    Decrease (increase) in inventories....................      463,585      (444,879)   (1,590,370)   (2,339,933)   (2,344,863)
    Decrease (increase) in prepaid expenses...............      (80,670)       47,839       (50,320)      (17,014)     (136,792)
    Increase in other assets..............................     (312,958)     (146,882)      (33,950)      (58,646)     (621,491)
    Increase (decrease) in accounts payable...............      898,891       106,655     6,070,946      (113,510)      229,515
    Increase (decrease) in billings in excess of costs and
      estimated earnings on uncompleted contracts.........    1,321,542       427,650       (43,150)   (1,061,957)   (1,236,107)
    Increase (decrease) in accrued liabilities............     (851,621)    1,021,620      (502,422)     (151,453)      385,335
    Increase (decrease) in customer deposits..............   (1,506,793)      871,021      (389,425)      139,888     1,856,070
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in) operating
           activities.....................................      807,243    (2,262,923)   (3,998,426)     (878,337)   (1,244,049)
                                                            -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..............     (636,687)     (683,319)     (638,009)     (153,022)     (786,960)
  Investment in shareholder and affiliate notes...........           --            --      (233,253)           --      (316,708)
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash used in investing activities............     (636,687)     (683,319)     (871,262)     (153,022)   (1,103,668)
                                                            -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under revolving lines of credit..........      246,386     4,676,630     4,551,025       761,216     3,457,210
  Proceeds from long-term debt............................      257,705        30,958        41,608            --            --
  Payments of long-term debt..............................      (12,105)     (109,351)     (120,869)      (69,007)      (80,623)
  Repayment of shareholder notes..........................     (175,000)     (190,000)           --            --       (40,000)
  Proceeds from issuance of common stock..................           --       104,390       250,000       250,000            --
  Foreign currency translation............................           --           493           922           (64)        5,044
  Distributions to shareholders...........................     (480,000)     (949,150)     (162,800)     (162,800)     (230,000)
                                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in) financing
           activities.....................................     (163,014)    3,563,970     4,559,886       779,345     3,111,631
                                                            -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH...........................        7,542       617,728      (309,802)     (252,014)      763,914
                                                            -----------   -----------   -----------   -----------   -----------
CASH, beginning of year...................................        8,383        15,925       633,653       633,653       323,851
                                                            -----------   -----------   -----------   -----------   -----------
CASH, end of year.........................................  $    15,925   $   633,653   $   323,851   $   381,639   $ 1,087,765
                                                            ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest..................................  $   671,000   $   361,000   $   796,000   $   402,000   $   565,000
                                                            ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
  Conversion of note payable to the majority shareholder
    to common stock (Note 13).............................  $        --   $ 1,260,000   $        --   $        --   $        --
                                                            ===========   ===========   ===========   ===========   ===========
  Note payable obligation incurred and receivable forgiven
    in connection with non-compete agreement (Notes 1 and
    2)....................................................  $        --   $        --   $        --   $        --   $   115,000
                                                            ===========   ===========   ===========   ===========   ===========

            The accompanying notes to combined financial statements
               are an integral part of these combined statements.

                               THE O'GARA COMPANY

                     NOTES TO COMBINED FINANCIAL STATEMENTS
           (FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996)

(1)  BASIS OF PRESENTATION

     The accompanying combined financial statements consist of the following entities, all of which are owned or controlled by substantially the same shareholders, with one such shareholder owning or controlling approximately 86% to 88% of each entity:

  COMBINING ENTITIES --

     O'Gara-Hess & Eisenhardt Armoring Company (OHE) -- OHE is a Delaware S Corporation whose principal business is the armoring of commercial and military vehicles for the U.S. Government, foreign governments, large foreign and domestic corporations and individuals.

     O'Gara Satellite Networks Limited (Satellite Ltd.), and its wholly owned subsidiary, O'Gara Satellite Networks, Inc. (Satellite Inc.) (collectively "OSN") -- OSN is engaged in the business of providing satellite communication equipment and services primarily to European and Middle Eastern customers.

     O'Gara-Hess & Eisenhardt Armoring Company Limited (Limited) -- Limited is an Irish corporation that is engaged in the armoring of commercial vehicles primarily for Middle Eastern governments, large foreign corporations and individuals.

     O'Gara-Hess & Eisenhardt de Mexico S.A. de C.V. (OHEM) -- OHEM, a 100% owned Mexican subsidiary of Limited, was formed in 1995 for the purpose of producing light armored commercial vehicles primarily for customers in Mexico. In June 1996, Limited acquired the 49% minority interest in OHEM not previously owned. In conjunction with this acquisition, Limited entered into a two year employment agreement, a five year non-competition agreement and a commission agreement with the former shareholder. Under the terms of these agreements, Limited forgave a $15,000 receivable from the former shareholder and is required to pay the former shareholder $100,000 prior to October 1, 1997 (see Notes 2 and 6).

     O'Gara-Hess & Eisenhardt do Brasil (OHEB) -- OHEB, a 75% owned Brazilian subsidiary of Limited, was formed in 1996 for the purpose of producing armored commercial vehicles primarily for customers in South America (see Note 14).

     O'Gara Security International, Inc. (OSI) -- OSI, a Delaware corporation and a 100% owned subsidiary of Limited, was formed in 1996 for the purpose of providing security products and services in the former Soviet Union.

     O'Gara-Hess & Eisenhardt, S.r.1. (Italy) -- Italy, a 90% owned Italian subsidiary of Limited was formed in 1992 for the purpose of facilitating contract manufacturing of armored commercial vehicles by an unrelated manufacturer, FGP, S.r.1.

  REORGANIZATION --

     In contemplation of a public equity offering (see Notes 14 and 15), the above combining entities and respective shareholders have entered into a reorganization plan which will result in the following:


          (1) The shareholders of OHE will transfer their ownership interests in OHE to The O'Gara Company (the Company), an Ohio corporation which prior to the proposed public equity offering had nominal assets and no operations, in exchange for 3,689,476 shares of common stock of the Company. The ratio of exchange was 272.95 shares of Company common stock for each share of OHE stock.



          (2) The Company will then acquire all of the equity ownership of OSN from the shareholders of OSN in exchange for 922,370 shares of Company common stock. The ratio of exchange was 793.1 shares of Company common stock for each share of OSN stock.

                               THE O'GARA COMPANY

          (3) OHE will acquire the operations and certain selected assets and assume certain selected liabilities of Limited for consideration (including OHE's interest in O'Gara Overseas Services, S.A.) which the Board of Directors of the Company believes represents the fair value of such assets and liabilities.


     This reorganization will occur immediately prior to the effective date of the Registration Statement filed in connection with the Company's anticipated sale of common stock to the public. Accordingly, the accompanying combined financial statements present, as a combination of entities under common control as if using the pooling method of accounting, the financial position and related results of operations of the Company on a combined basis for all periods presented. All significant balances and transactions between the combined entities have been eliminated in these combined statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (a) Business -- Historically, the Company operates in one segment, providing security products worldwide. The Company's primary products include the armoring of commercial and military vehicles. The Company also sells and integrates telecommunications equipment and sells satellite and other telecommunications services. The following summarizes the Company's foreign and domestic sales (in 000's):


                                                                             SIX MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,         JUNE 30,
                                               ---------------------------   -----------------
                                                1993      1994      1995      1995      1996
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
    Sales to unaffiliated customers:
      U.S. Government........................  $ 3,881   $15,332   $11,514   $ 1,899   $28,714
      Other United States....................    4,670     2,711     7,356     4,208     3,595
      Middle East............................    7,252     7,795     8,582     4,038     3,278
      Central & South America................      972     4,093     1,050       929     1,875
      Other foreign..........................    4,279     3,981     4,315     1,088     4,059
                                               -------   -------   -------   -------   -------
                                               $21,054   $33,912   $32,817   $12,162   $41,521
                                               =======   =======   =======   =======   =======


     Export sales by the Company's domestic operations were approximately 59%, 46% and 37% of net sales for the years ended December 31, 1993, 1994 and 1995, respectively.


     The Company is subject to audit and investigation by various agencies which oversee contract performance in connection with the Company's contracts with the U.S. Government. Management believes that potential claims from such audits and investigations will not have a material adverse effect on the combined financial statements. In addition, contracts with the U.S. Government generally contain cost or performance incentives or both based on stated targets or other criteria. Cost or performance incentives are recorded at the time there is sufficient information to relate actual performance to targets or other criteria.

     (b) Revenue Recognition -- Revenue related to government contracts and most commercial contracts results principally from long-term fixed price contracts and is recognized on the percentage-of-completion method calculated utilizing the cost-to-cost approach. The percent deemed to be complete is calculated by comparing the costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. However, adjustments to this measurement are made when management believes that costs incurred materially exceed effort expended. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production.

     Provisions for any estimated total contract losses on uncompleted contracts are recorded in the period in which it becomes known that such losses will occur. Changes in estimated total contract costs will result in revisions to contract revenue. These revisions are recognized when determined.

                               THE O'GARA COMPANY

     Revenue related to telecommunications equipment and services is recognized as equipment is shipped or as services are provided. Revenue and related direct costs of brokered satellite time are recorded when payments are received from customers.

     (c) Trade Accounts Receivable and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts -- The following summarizes the components of trade accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts:

                                                                 DECEMBER 31,
                                                            -----------------------    JUNE 30,
                                                               1994         1995         1996
                                                            ----------   ----------   -----------
                                                                                      (UNAUDITED)
United States Military:
  Billed receivables......................................  $3,149,957   $2,322,553   $ 2,736,705
  Costs and estimated earnings in excess of billings on
     uncompleted contracts................................   3,236,830    6,201,466     9,471,860
                                                            -----------  -----------  ------------
     Total United States Military.........................  $6,386,787   $8,524,019   $12,208,565
                                                            ===========  ===========  ============
Other contracts:
  Billed receivables......................................  $4,707,721   $4,772,341   $ 3,495,028
  Costs and estimated earnings in excess of billings on
     uncompleted contracts................................     505,958    1,498,609     2,680,507
                                                            -----------  -----------  ------------
     Total other contracts................................  $5,213,679   $6,270,950   $ 6,175,535
                                                            ===========  ===========  ============
Total trade accounts receivable...........................  $7,857,678   $7,094,894   $ 6,231,733
                                                            ===========  ===========  ============
Total costs and estimated earnings in excess of billings
  on uncompleted contracts................................  $3,742,788   $7,700,075   $12,152,367
                                                            ===========  ===========  ============

         Costs and estimated earnings in excess of billings on uncompleted contracts are net of $13,331,608 and $20,385,270 of progress billings to the United States Military at December 31, 1994 and 1995, respectively, and $46,401,061 at June 30, 1996.

         Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized on long-term contracts in excess of billings because amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts attributable to the United States Military will generally be billed over the next 90 days as the contract is substantially completed. Amounts receivable on other contracts are generally billed as shipments are made. It is estimated that substantially all of such amounts will be billed within one year, although contract extensions may delay certain collections beyond one year.

     (d) Advances to Vendors -- OHE and OSN periodically make advances to vendors. Such advances are non-interest bearing and are generally applied to vendor billings for shipments of inventory (Note 5).

     (e) Inventories -- Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method and include the following:

                                                                  DECEMBER 31,
                                                             -----------------------    JUNE 30,
                                                                1994         1995         1996
                                                             ----------   ----------   ----------
                                                                                       (UNAUDITED)
Raw materials..............................................  $1,603,816   $2,306,176   $3,670,031
Vehicle costs and work-in-process..........................   1,733,313    2,621,323    3,602,331
                                                             ----------   ----------   ----------
                                                             $3,337,129   $4,927,499   $7,272,362
                                                             ==========   ==========   ==========

                               THE O'GARA COMPANY

     (f) Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

        Buildings and improvements.....................................  19-40 years
        Furniture and fixtures.........................................  5-7 years
        Machinery and equipment........................................  5-7 years

     (g) Other Assets -- Other assets are stated at cost less accumulated amortization and are being amortized on a straight line basis over their estimated useful lives. Other assets consist of the following:


                                                       USEFUL       DECEMBER 31,
                                                        LIFE    ---------------------     JUNE 30,
                     DESCRIPTION                       (YEARS)    1994        1995          1996
-----------------------------------------------------  ------   ---------   ---------   -----------
                                                                                        (UNAUDITED)
Non-refundable deposit on an equipment lease with a
  related party (see Notes 4 and 7)..................     10    $ 503,858   $ 503,858   $  503,058
Prepaid offering costs...............................     --           --          --      545,413
Non-compete agreement with a former OHEM
  shareholder........................................      5           --          --      115,000
Loan origination costs...............................     30      152,940     152,940      152,940
Patents, trademarks, tradenames and distributor
  agreements.........................................   5-10       50,000      50,000       50,000
Investment in OGM (see Note 2(n))....................     --           --      25,215       57,378
Deposit on building (see Note 10)....................     --           --          --       29,000
Deferred bid costs and other.........................     --       14,726      23,461       39,176
                                                                ---------   ---------   ----------
                                                                  721,524     755,474    1,491,965
Less-accumulated amortization........................            (166,136)   (231,034)    (258,616)
                                                                ---------   ---------   ----------
                                                                $ 555,388   $ 524,440   $1,233,349
                                                                =========   =========    =========

     Costs applicable to bids in process are deferred when management believes it is probable that future contracts will be obtained. These costs are transferred to contract costs when contracts are awarded or are expensed when the contract award is no longer considered probable.

     (h) Income Taxes -- OHE is an S Corporation for federal and state income tax purposes. As an S Corporation, OHE generally is not responsible for income taxes. Instead, OHE's taxable income or loss is included in the applicable shareholders' individual federal and state income tax returns.

     As described in Notes 1, 14 and 15, the Company has pending an initial public offering for the sale of common stock. Prior to the consummation of the offering, OHE's status as an S Corporation will be terminated and, accordingly, OHE will be subject to federal and state income taxes after the sale of the common stock of the Company. In addition, OHE will be required to recognize a deferred tax asset for cumulative temporary differences between financial reporting and tax reporting, which include primarily accruals and reserves not currently deductible for tax purposes. Such deferred tax asset will be based on the cumulative temporary difference at the date of termination of the S Corporation status. If the termination of the S Corporation status had occurred at December 31, 1995 or June 30, 1996, the deferred tax asset would have been approximately $730,000 or $883,000, respectively.

     The income tax provisions (benefits) of OSN, Limited, OHEM, OHEB, OSI and Italy are not material to the accompanying combined statements of operations.

     (i) Foreign Currency Translation -- Assets and liabilities of foreign operations are translated using year-end exchange rates and revenues and expenses are translated using exchange rates prevailing during the year,

                               THE O'GARA COMPANY
with gains or losses resulting from translation included in a separate component of shareholders' equity. Gains and losses resulting from transactions in foreign currencies were immaterial.

     (j) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (k) Interim Information -- The accompanying interim combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

     (l) Research and Development -- Research and development costs are expensed as incurred. The Company incurred approximately $19,000, $69,000 and $91,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $36,000 and $41,000 for the six months ended June 30, 1995 and 1996, respectively, for research and development. These costs are included in general and administrative expenses in the accompanying combined statements of operations.

     (m) Advertising -- Advertising costs, while not material, are expensed as incurred.

     (n) Investments -- In May 1995, OSN entered into a joint venture, OGM Communications, Ltd. (OGM), with Morsviazsputnik (MVS), the Russian signatory to Inmarsat and a marketer of Inmarsat mobile services. OSN owns a 49% interest in OGM. The investment in OGM was recorded at the cost of the initial capital contribution of $50,000 in May 1995 and is accounted for on the equity method. The Company's proportionate share of OGM's income (loss) was $(24,785) for the year ended December 31, 1995 and $7,663 for the six months ended June 30, 1996.

     (o) New Accounting Pronouncements -- In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. This statement also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The Company adopted SFAS No. 121 in the first quarter of fiscal 1996 with no material impact.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant. At a minimum, SFAS No. 123 will require pro forma disclosures in the Company's fiscal 1996 financial statements. The Company has determined not to adopt the expense recognition provisions of SFAS No. 123.

(3)  AFFILIATED ENTITIES

     Affiliated entities are not included in the accompanying combined financial statements, and include the following:

     O'Gara Overseas Services, SA (OOS) -- OOS is a Swiss corporation that, subsequent to the reorganization, will be indirectly owned by the current shareholders of OHE. OOS performs sales functions, primarily in the Middle East, Africa and Europe.

                               THE O'GARA COMPANY

     Excel Armor Products, Inc. (Excel) -- Excel is a Delaware S Corporation that purchases and distributes dual-hard opaque armor material and armoring products. It has substantially the same shareholders as OHE. Excel had an exclusive purchasing arrangement with a dual-hard steel producer through December 31, 1995.

     Longline Leasing, Inc. (Longline) -- Longline is a Delaware S Corporation that leases equipment to OHE. It has substantially the same shareholders as OHE. OHE leases certain manufacturing and production equipment from Longline. Longline and Excel have a 50/50 joint venture in a corporate aircraft. OHE has a minimum monthly usage agreement with the joint venture (see Notes 4 and 7).

     O'Gara Protective Services, Inc. (OPS) -- OPS is a Delaware corporation that provides protective training and services, primarily to foreign governments. The shareholders of OHE own approximately 47% of OPS.

     OLG, Limited (OLG) -- OLG is an Ohio limited liability corporation organized in March 1996. It has substantially the same shareholders as OHE. In 1996, OLG acquired a building for approximately $1.8 million and leased the building to OHE for a one year period for $468,000 (see Notes 4 and 7).

     The August Group (August) -- August is a partnership in which the majority shareholder of OHE had a 25% interest prior to December 31, 1993. August provided certain services to OHE relative to the use of a corporate aircraft in 1993.

     Excel Metal Products, Inc. (Excel Metal) -- Excel Metal is a wholly owned corporation of the majority shareholder. Excel Metal provides management consulting services to Satellite Inc.

     Silver Springs Land and Cattle Company (Silver) -- Silver is a wholly owned corporation of the majority shareholder that provided facilities for certain corporate meetings of OHE.

(4)  RELATED PARTY TRANSACTIONS

     (a) Notes Receivable - Shareholder -- Notes receivable, shareholder, consist of two unsecured promissory notes in the principal amounts of $100,000 and $130,000, respectively. These notes bear interest at the rate of 8.75% per annum and are due on December 31, 1996. Accrued interest amounted to $3,253 and $9,961 at December 31, 1995 and June 30, 1996, respectively.

     (b) Advances to Shareholders -- OHE periodically makes advances to shareholders. Such advances are due on demand and are non-interest bearing. Advances to OHE's majority shareholder were $65,684 and $189,698 at December 31, 1994 and 1995, respectively, and $242,242 at June 30, 1996. At June 30, 1996,
Limited also had an advance to the minority shareholder of OHEB in the amount of $117,809.

     (c) Note Receivable - Affiliate -- Note receivable, affiliate, consists of an unsecured promissory note from Excel Metal in the principal amount of $310,000. This note bears interest at the rate of 8.5% per annum and is due on February 11, 1997.

     (d) Notes Payable - Shareholders -- OHE has the following notes payable to shareholders at:

                                                               DECEMBER 31,
                                                            -------------------    JUNE 30,
                                                              1994       1995        1996
                                                            --------   --------   -----------
                                                                                  (UNAUDITED)
    Note payable to minority shareholder, interest at 10%,
      payable on demand, unsecured........................  $243,630   $243,630    $ 203,630
    Notes payable to minority shareholders of OHE,
      interest at 7.5% through December 31, 1995, 10%
      thereafter, payable on demand, unsecured............    65,000     65,000       65,000
                                                            --------   --------     --------
                                                            $308,630   $308,630    $ 268,630
                                                            ========   ========     ========

                               THE O'GARA COMPANY

     Interest cost associated with the above obligations expensed by OHE approximated $92,000, $38,000 and $33,000 for the years ended 1993, 1994 and 1995, respectively, and $17,000 and $20,000 for the six months ended June 30, 1995 and 1996, respectively.


     (e) Sales - Affiliated Entities -- In 1995, OHE entered into a contract with Excel to provide certain manufacturing services. Total revenue recognized under this contract approximated $27,000 in 1995 and $44,000 for the six months ended June 30, 1996.

     Beginning in 1995, OSN entered into certain sales contracts with MVS for the sale of portable satellite terminals. Total revenue recognized approximated $66,000 in 1995 and $45,000 and $99,000 for the six months ended June 30, 1995 and 1996, respectively.

     (f) Purchases - Affiliated Entities -- OHE purchases dual-hard steel used in the vehicle armoring process from Excel. Purchases were approximately $521,000 in 1995 and $47,000 and $623,000 for the six months ended June 30, 1995 and 1996, respectively. Additionally, OHE has provided a guarantee of a $150,000 letter of credit furnished by Excel to its third party dual-hard steel supplier.

     OSN offers satellite air time to customers through an agreement with MVS. Total purchases under this agreement were approximately $36,000 in 1995 and $194,000 for the six months ended June 30, 1996.

     (g) Building and Equipment Leases -- OHE currently is leasing a corporate aircraft from Longline/Excel under a non-cancelable ten year lease agreement which began in February 1995. The lease stipulates minimum monthly payments of $35,200, with additional charges accruing for usage in excess of established base limits. In 1994, OHE leased a corporate aircraft from Longline under a five year agreement. This original lease was canceled upon the execution of the lease with Longline/Excel. The terms of the original lease and the newly executed lease required a non-refundable deposit. The original deposit of approximately $504,000 is being amortized as rental expense over the existing lease period. Rental expense, including amortization recognized, approximated $365,000 and $414,000 in 1994 and 1995, respectively, and $159,000 and $200,000 for the six months ended June 30, 1995 and 1996, respectively.

     In 1993, OHE incurred charges relating to the use of an aircraft owned by August. Total expense recognized amounted to approximately $294,000.

     OHE is also currently leasing equipment from Longline under various non-cancelable three year lease agreements which began in July 1995. Rental expense approximated $17,000 in 1995 and $172,000 for the six months ended June 30, 1996.

     OHE leases a manufacturing facility from OLG under a non-cancelable one year lease agreement which began in March 1996. The lease stipulates monthly payments of $39,000. Rental expense recognized approximated $142,000 for the six months ended June 30, 1996.

     (h) Consulting Services -- OOS and a minority shareholder provide certain sales and marketing services for OHE and OSN. OHE recognized expense of approximately $377,000, $490,000 and $506,000 in 1993, 1994 and 1995,
respectively, and $245,000 and $223,000 for the six months ended June 30, 1995 and 1996, respectively, for such services.

     In 1993, OHE entered into a one year consulting agreement with a former shareholder which stipulated monthly payments of $10,000 for services to be provided relating to certain U.S. Government contracts. OHE recognized $120,000 in expense in 1993 for these services. In May 1994, the agreement was renewed and the payment obligation was assumed by Excel under a new consulting agreement with similar terms. In conjunction with this renewal, OHE provided a payment guarantee to the former shareholder. In 1995, OHE incurred $20,000 in expense relating to payments made under this guarantee. OHE currently has provided a payment guarantee under an agreement which extends through December 31, 1996.

                               THE O'GARA COMPANY

     In 1996, OSN entered into a management consulting agreement with Excel Metal which stipulates monthly payments of $6,000. OSN has recognized approximately $36,000 in expense for the six months ended June 30, 1996 under this agreement.


     In 1994 and 1995, prior to joining the Company, a minority shareholder of OSN was paid $45,000 and $135,000, respectively, in conjunction with a consulting agreement. These payments were recognized in selling and marketing expenses in the accompanying 1995 combined statement of operations.


     (i) Other -- In 1994 and 1995, OHE recognized approximately $55,000 and $11,000, respectively, in expense relating to payments made to Silver for use of its facilities for corporate meetings.

     (j) Summary of Related Party Transactions -- The following summarizes transactions with related parties:


                                                 YEARS ENDED                   SIX MONTHS ENDED
                                                 DECEMBER 31,                      JUNE 30,
                                      ----------------------------------     ---------------------
                                        1993         1994         1995         1995         1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
Sales
  to Excel..........................  $     --     $     --     $ 27,000     $     --     $ 44,000
  to MVS............................        --           --       66,000       45,000       99,000
Purchases
  from Excel........................        --           --      521,000       47,000      623,000
  from MVS..........................        --           --       36,000           --      194,000
Lease expense
  to Longline.......................        --      365,000       17,000           --      172,000
  to Longline/Excel.................        --           --      414,000      159,000      200,000
  to OLG............................        --           --           --           --      142,000
  to August.........................   294,000           --           --           --           --
Consulting services
  provided by OOS...................   248,000      361,000      377,000      180,500      158,500
  provided by minority
     shareholder....................   129,000      129,000      129,000       64,500       64,500
  provided by minority
     shareholder....................        --       45,000      135,000       90,000           --
  provided by Excel Metal...........        --           --           --           --       36,000
  provided by former shareholder....   120,000           --       20,000       20,000           --
Facility service fees paid to
  Silver............................        --       55,000       11,000           --           --


     (k) Other Receivables - Affiliates -- Other receivables - affiliates consist of the following:

                                                         DECEMBER 31,
                                                      -------------------      JUNE 30,
                                                       1994        1995          1996
                                                      ------     --------     -----------
                                                                              (UNAUDITED)
        Excel.......................................  $   --     $ 53,057      $ 152,133
        OPS.........................................   3,914        9,657         44,725
        OGM.........................................      --       38,669             --
        Longline....................................      --       26,839             --
                                                      ------     --------       --------
                                                      $3,914     $128,222      $ 196,858
                                                      ======     ========       ========

                               THE O'GARA COMPANY

     (l) Accounts Payable - Affiliates -- Accounts payable - affiliates consist of the following:

                                                        DECEMBER 31,
                                                    ---------------------      JUNE 30,
                                                      1994         1995          1996
                                                    --------     --------     -----------
                                                                              (UNAUDITED)
        OOS.......................................  $127,645     $348,535      $ 339,763
        MVS.......................................        --       29,195        128,604
        OOST......................................        --      122,000        122,000
        OLG.......................................        --           --         78,102
        Longline..................................        --           --         27,036
        OGM.......................................        --           --         15,466
        Excel Metal...............................        --           --          6,000
                                                    --------     --------       --------
                                                    $127,645     $499,730      $ 716,971
                                                    ========     ========       ========

(5) REVOLVING LINES OF CREDIT


     OHE had a $8,500,000 revolving line of credit with a bank at December 31, 1995 with interest at the bank's prime rate. In May 1996, OHE obtained an additional $3.5 million revolving line of credit with interest at the bank's prime rate plus 1%. These lines of credit mature on November 1, 1996 and are secured by substantially all of the assets of OHE. In addition, the $3.5 million revolving line of credit is secured by the personal guarantees of a majority of OHE's shareholders (specifically Thomas M. O'Gara, Wilfred T. O'Gara and Nicholas P. Carpinello). The lines of credit contain certain covenants, which among other restrictions, require the maintenance of a minimum net worth and certain defined financial ratios. OHE was not in compliance with certain covenants at December 31, 1995. All such violations were subsequently waived or amended by the lender. Borrowings under these and prior lines of credit were $5,637,740 and $7,601,686 at December 31, 1994 and 1995, respectively, and
$9,809,896 at June 30, 1996.


     OSN has a bank credit facility consisting of (i) a $1,000,000 six-month revolving loan, of which $1,000,000 was outstanding at December 31, 1995 and June 30, 1996, and (ii) an available $3,000,000 six-month letter of credit of which $1,587,079 and $2,836,079 was outstanding at December 31, 1995 and June 30, 1996, respectively. The letter of credit was established in the name of a prime supplier with which OSN has a firm purchase commitment (see Note 10). The letter of credit is provided for the reimbursement of costs incurred by the supplier relating to the production of inventory (Note 10) to be sold to OSN. At December 31, 1995, and June 30, 1996, OSN had advances to this vendor of $1,607,597 and $2,624,788, respectively, related to such inventories. The facility was originally payable on February 14, 1996 and was subsequently refinanced through February 14, 1997. The facility is secured by OSN's currently owned and future acquired inventory and accounts receivable.

     Interest on borrowings outstanding at December 31, 1995 accrues at the bank's prime rate (8.5% at December 31, 1995) and is payable monthly.

     In June 1996, OHEB obtained a $500,000 line of credit with interest at market rates. This line of credit matures on May 31, 1997 and is supported by a standby letter of credit issued by OHE's primary lender with a similar maturity. As of June 30, 1996, there were no borrowings under this line of credit.

                               THE O'GARA COMPANY

(6) LONG-TERM DEBT

     The components of long-term debt are as follows at:


                                                                                       JUNE 30,
                                                             DECEMBER 31,                1996
                                                      ---------------------------     -----------
                                                         1994            1995
                                                      -----------     -----------     (UNAUDITED)
Development Bonds, variable interest rate
  approximating 85% of the bond equivalent yield of
  13 week U.S. Treasury bills (not to exceed 12%)
  which approximated 4.1% at December 31, 1995,
  payable in scheduled installments through
  September 2016, subject to optional prepayment by
  the bondholders, secured by the property, plant
  and equipment of OHE, the guaranty of OHE's
  majority shareholder and a bank letter of credit
  (Note 10).........................................  $ 1,681,250     $ 1,606,250     $ 1,544,986
Mortgage note to bank, interest at 8.68%, payable in
  monthly installments of $2,349, including
  interest, through April 2003, secured by real
  estate and the guaranty of OHE's majority
  shareholder.......................................      217,628         208,274         202,501
Note payable to former shareholder of OHEM, interest
  imputed at 9%, due October 1, 1997................           --              --         100,000
Other notes payable, interest at 6.84% to 15.7%,
  payable in scheduled installments through July
  2000, secured by equipment........................       54,830          59,923          46,337
                                                      -----------     -----------     -----------
          Total long-term debt......................    1,953,708       1,874,447       1,893,824
          Less - current portion....................   (1,725,620)     (1,649,018)     (1,623,327)
                                                      -----------     -----------     -----------
                                                      $   228,088     $   225,429     $   270,497
                                                      ===========     ===========     ===========


  Scheduled maturities of long-term debt at December 31, 1995 are as follows:

     1996, including $1,606,250 of Development Bonds subject to prepayment by the bondholders...................................................  $1,649,018
     1997...................................................................      22,282
     1998...................................................................      21,892
     1999...................................................................      23,748
     2000...................................................................      19,574
     Thereafter.............................................................     137,933
                                                                              ----------
                                                                              $1,874,447
                                                                              ==========

                               THE O'GARA COMPANY

(7) OPERATING LEASES

     The Company leases certain equipment under agreements with terms from one to ten years. The following is a schedule, by year, of approximate future minimum rental or usage payments required under operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 1995:

                                                                   AFFILIATED
                                                                   COMPANIES      OTHER
                                                                   ----------   ----------
    1996.........................................................  $1,086,958   $  429,359
    1997.........................................................     902,309      286,034
    1998.........................................................     694,765      201,028
    1999.........................................................     435,351      164,436
    2000.........................................................     422,400       40,081
    Thereafter...................................................   2,112,000           --
                                                                   ----------   ----------
                                                                   $5,653,783   $1,120,938
                                                                   ==========   ==========


     Rental expense charged against current operations amounted to approximately $375,000, $500,000 and $670,000 for the years ended December 31, 1993, 1994 and
1995, respectively, and $253,000 and $755,000 for the six months ended June 30, 1995 and 1996, respectively.


(8) RETIREMENT PLANS

     During 1991, OHE established a non-contributory profit sharing/401(k) plan covering substantially all employees. Contributions are discretionary and are determined annually by OHE's Board of Directors. Plan contribution expense charged against current operations amounted to approximately $50,000, $75,000 and $25,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $12,500 and $63,000 for the six months ended June 30, 1995 and 1996, respectively.

     The Company does not maintain any other postretirement or postemployment benefit plans.

(9) EXECUTIVE BONUS PLAN

     During 1993, OHE adopted an executive bonus plan, which covered four individuals. The plan awarded a bonus based on the attainment of goals stipulated in the five year business plan, ranging from 50 to 120 percent of the executives' base compensation. The bonus amounts were distributed 50% in cash and 50% in non-qualified stock options to purchase stock of OHE. Subject to the executives' ability to elect a decrease in the percentage of cash payments and to increase the percentage of stock options, 50 percent of the bonus amount was payable in cash, and the remainder in stock options. All options are exercisable at $1 per share, will be forfeited should the executives terminate employment, and are exercisable at the earliest of (i) the rejection of a bonafide offer to purchase OHE, (ii) death or disability, or (iii) December 31, 1997. Stock received upon exercise is subject to the same buyback agreements as OHE's common stock (see Notes 10 and 14).

     OHE issued 445 options in 1994 based on 1993's operating results and recorded compensation expense of approximately $207,000 in fiscal 1993. No options were issued in 1994 or 1995.

(10) COMMITMENTS AND CONTINGENCIES

     (a) Letters of Credit -- Under the terms of the Economic Development Revenue Bonds Agreement, OHE is required to maintain a letter of credit supporting the debt. OHE's lender is committed to providing this letter of credit to September 2, 1996. As of December 31, 1995, OHE had an outstanding letter of credit in the amount of $1,912,500.

                               THE O'GARA COMPANY

     At December 31, 1995, OHE had standby and purchase letters of credit, issued by its primary lender, in the aggregate amount of $2,794,543.

     (b) Supply and Purchase Agreements -- In June 1995, OSN entered into an irrevocable supply agreement with Magellan Systems Corporation ("Magellan") whereby Magellan will purchase 4,000 Compact-M portable satellite telecommunication units for delivery within two years of the first shipment at a predetermined price for a total contract value of approximately $16,000,000. In the agreement, OSN granted worldwide distribution to Magellan except for certain limited markets retained by OSN.

     In June 1995, in connection with the above-mentioned supply agreement, OSN entered into a firm purchase agreement with Glocom, Inc. ("Glocom"). The agreement provides for an irrevocable purchase order for the purchase of 4,000 units of the Compact-M for approximately $12,000,000. In accordance with the agreement, OSN delivered to Glocom a letter-of-credit in the amount of $3,000,000 that expired in February 1996 and was extended through November 1996 for the funding of the related production costs incurred (see Note 5).

     In 1996, OHEB committed to purchase 100 glass kits, valued at approximately $675,000, for delivery at various dates prior to June 1997.


     In 1996, OHEM entered into an irrevocable call option agreement whereby OHEM was granted the option of purchasing its leased Mexico City manufacturing facility for approximately $1,300,000. The option was acquired at a cost of $29,000 and it expires on November 15, 1996.


     (c) Stock Buyback Agreements -- OHE's common stock is subject to a right of first refusal prior to any sales and buy-back provisions based on estimated fair market value (see Note 14).

     (d) Legal Matters -- The Company is party to various legal proceedings arising from its combined operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's combined financial position or results of operations.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of current assets, current liabilities and long-term debt approximate their respective historical carrying amounts.

(12) MAJOR CUSTOMERS

     During 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996, sales to four customers and their affiliated entities approximated 55%, 69% and 57%, respectively, and 35% and 78%, respectively, of the Company's net sales, individually presented as follows:

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           ------------------------------   -------------------
                                             1993       1994       1995       1995       1996
                                           --------   --------   --------   --------   --------
                                                                                (UNAUDITED)
U.S. Government..........................      18%        45%        35%        16%        69%
Foreign Government A.....................      13%         9%        14%         9%         7%
Customer A...............................      13%         5%         5%         4%         2%
Foreign Government B.....................      11%        10%         3%         6%         --
                                             -----      -----      -----      -----      -----
                                               55%        69%        57%        35%        78%
                                             =====      =====      =====      =====      =====

     The year end accounts receivable balances of these customers approximated 71%, 63%, and 62% of the Company's total trade receivable balance in 1993, 1994 and 1995, and 59% for the six months ended June 30,

                               THE O'GARA COMPANY

1996. In addition, two other customers not included above had year end accounts receivable balances which approximated 16% in 1994 and 14% for the six months ended June 30, 1996 of total trade accounts receivable.

(13) ISSUANCE OF OHE STOCK

     Prior to August 1994, OHE was indebted to Letter International Limited Irrevocable Trust (Trust), a trust for which OHE was the sole beneficiary, in the amount of $1,260,000. At the same time, the Trust was indebted in an equal amount to OHE's majority shareholder. In August 1994, the majority shareholder received from the Trust an assignment of OHE's obligation. The majority shareholder then agreed to the cancellation of this indebtedness of OHE in exchange for 2,692 shares of common stock of OHE (734,781 shares of the Company, giving effect to the reorganization).

(14) SUBSEQUENT EVENTS (UNAUDITED)


     (a) Registration of Common Stock -- The Company has filed with the Securities and Exchange Commission a Form S-1 Registration Statement, as amended, for the sale of 3,000,000 shares of common stock (excluding the underwriters' over-allotment option to purchase an additional 450,000 shares of common stock), which will represent approximately 42% of the ownership of the Company. The proceeds from the 2,600,000 shares to be sold by the Company in the offering will be used for retirement of bank debt, payment of the AAA Notes (see
(b) below), purchase of the leased Mexico City manufacturing facility, the acquisition in (g) below, transaction costs associated with the offering, funding for acquisition activities and the balance for working capital. The Registration Statement contains various risk factors that include, among others, substantial dependence on U.S. Military contracts, single and primary source suppliers, fluctuations in operating results, fixed price contracts, percentage of completion accounting, competition and business and acquisition strategies (See "Risk Factors" in the accompanying Registration Statement).


     Existing buyback arrangements for OHE's common stock and the OHE Executive Bonus Plan will be terminated upon the effective date of the Company's planned registration of common stock.

     (b) Dividend to Shareholders -- Prior to the effective date of the Registration Statement, OHE will distribute to its shareholders a dividend of approximately $9,000,000 in the form of long-term notes (the "AAA Notes") which represent the undistributed previously taxed income of OHE as an S Corporation through the effective date of the registration.

     (c) Stock Option Plans -- In August 1996, 445 options in the OHE Executive Bonus Plan were exercised for 445 shares of OHE common stock in contemplation of the planned public offering of common stock at their $1 per share stated value (121,463 shares of the Company, giving effect to the reorganization).

     In 1996, the Company adopted a stock option plan for employees and directors. Options granted under the plan are generally granted at fair market value at date of grant and are exercisable over periods not exceeding ten years. Shares reserved for grant pursuant to this plan may not exceed 400,000 shares and options to purchase 180,000 common shares at the initial public offering price will be awarded at the effective date of the registration.

     (d) Preferred Stock -- In August 1996, the Company authorized the issuance of up to 100,000 preferred shares, $.01 par value.

     (e) Option to Purchase OHEB Minority Interest -- In August 1996, the Company entered into an option agreement to acquire the minority interest in OHEB on or prior to December 31, 1997. Under terms of the agreement, if the Company exercises its option, it will be obligated to transfer to the former shareholder, over a period of three years, common shares of the Company valued at $1,200,000. The number of shares transferred is dependent on the market value of the stock at the time of transfer. The exercise price for the purchase option increases by $100,000 for each year after 1997 through 1999.

     In conjunction with this purchase, the Company also entered into a two year employment agreement with the former shareholder.

                               THE O'GARA COMPANY

     (f) Employment Agreements -- In August 1996, the Company entered into employment agreements with key officers and employees with 2 year terms.

     (g) Palmer Associates, S.C. Acquisition -- In August 1996, the Company agreed to a letter of intent to purchase certain assets and certain liabilities of Palmer Associates, S.C. ("Palmer") for $1,000,000 in cash, payable $500,000 at the closing of the planned registration of common stock and $250,000 each on December 31, 1997 and 1998. The former owner also will receive a $200,000 covenant not to compete, payable over four years, and a two year employment agreement.

(15) PRO FORMA INFORMATION (UNAUDITED)

     (a) Pro Forma Combined Balance Sheet Information -- The pro forma combined balance sheet at June 30, 1996 reflects the following pro forma adjustments:

        (i) Payment of a $9,000,000 dividend in the form of long-term AAA shareholder notes due in 5 years, with interest at prime, with no prepayment penalties.

        (ii) Elimination of certain net liabilities of Limited (approximately $46,000) not acquired by OHE in the reorganization.

        (iii) Recognition of a $883,000 net deferred tax asset resulting from the termination of OHE's S Corporation status.


        (iv) OHE will have a retained deficit immediately prior to becoming a C Corporation. A portion of this retained deficit is reclassified to offset completely OHE's existing additional paid-in capital (approximately $2.5 million).


     (b) Pro Forma Combined Statements of Operations Adjustments -- The pro forma combined statements of operations information presents the pro forma effects on the historical combined financial information reflecting certain transactions as if they occurred on January 1, 1995 and 1996. The following adjustments have been reflected in the pro forma combined statements of operations information:

                                                                      YEAR ENDED      SIX MONTHS
                                                                     DECEMBER 31,        ENDED
                                                                         1995        JUNE 30, 1996
                                                                     ------------    -------------
Amortization on intangible assets resulting from the purchase of
  Palmer Associates, S. C.                                            $(140,000)        $(70,000)
The elimination of interest expense relating to the debt intended
  to be repaid.....................................................     657,000           519,000
The benefit (provision) for income taxes at an effective rate of
  40% as if OHE had been a C Corporation and as if the Company had
  filed a consolidated U.S. Federal tax return.....................     242,000         (1,780,000)
                                                                      ---------       ------------
          Total....................................................   $ 759,000       $ (1,331,000)
                                                                      =========       ============

     (c) Pro Forma Net Income (Loss) Per Share -- Pro forma net income (loss) per common share is based on the weighted average number of shares of common stock of the Company outstanding during the period (assuming the reorganization had occurred and using the treasury stock method), plus the estimated number of shares required to fund the planned distribution to shareholders and the estimated number of shares to be issued to repay existing debt.


     Supplemental pro forma income (loss) per share considering only the repayment of existing debt would have been $(.07) for the year ended December 31, 1995 and $.46 for the six months ended June 30, 1996, based on the weighted average number of shares of common stock outstanding during the period, plus the estimated number of shares to be issued to repay existing debt.

                               THE O'GARA COMPANY

                                THE O'GARA TEAM

     As a service organization, the Company strives to hire, retain, and motivate the highest level of quality personnel available who are focused on a set of core values designed to promote teamwork, fairness, honesty and leadership.

ENGINEERS The Company's veteran engineering staff is comprised of armor and security experts with considerable experience in developing prototype solutions for both military and commercial customers utilizing advanced CAD/CAE equipment.

     [Picture of man operating CAD/CAE computer equipment]

SECURITY ADVISORS


     The Company's senior management team is comprised of individuals with broad experience in the defense, intelligence, special forces, and anti-crime divisions of the U.S. and foreign governments.


     [Picture of several persons meeting in a conference room]

WORLDWIDE NETWORK


     The Company has manufacturing and sales offices in the U.S., Mexico, Brazil, and Italy, in addition to sales offices in Moscow and Geneva.


     [Picture of world map with O'Gara locations]

CRAFTSMANSHIP AND MATERIALS

     In applying their craft, the Company's highly skilled tradespeople utilize only the highest quality protective materials that must pass the Company's strenuous ballistic testing.

     [Picture of technician at work on a vehicle]

     [Picture of technician at work on a vehicle]

     [Picture of woman working on the upholstery of a seat]

-------------------------------------------------------------
-------------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          ---------------------------
                               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary..........................    3
Risk Factors................................    8
Prior S Corporation Status..................   14
Corporate Reorganization....................   15
Use of Proceeds.............................   16
Dividend Policy.............................   16
Capitalization..............................   17
Dilution....................................   18
Selected Combined Financial Data............   19
Selected Unaudited Condensed Pro Forma
  Financial Data............................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   22
Industry Overview...........................   27
Business....................................   30
Management..................................   44
Certain Relationships and Related
  Party Transactions........................   47
Principal and Selling Shareholders..........   51
Description of Capital Stock................   52
Shares Eligible for Future Sale.............   54
Underwriting................................   55
Legal Matters...............................   56
Experts.....................................   56
Additional Information......................   56
Index to Combined Financial Statements......  F-1


                          ---------------------------
  UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------------
-------------------------------------------------------------

-------------------------------------------------------------
-------------------------------------------------------------

                                      LOGO
                               THE O'GARA COMPANY
                          ---------------------------

                                3,000,000 SHARES


                                  COMMON STOCK

                                   PROSPECTUS

                                            , 1996
                          ---------------------------
                            DILLON, READ & CO. INC.

                                  FURMAN SELZ

                        EQUITABLE SECURITIES CORPORATION

-------------------------------------------------------------
-------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of anticipated expenses in connection with the issuance and distribution of the shares of Common Stock being registered, all of which will be paid by the Company and all of which (other than the SEC, NASD and Nasdaq fees) are estimated:


        SEC registration fee...........................  $   16,655
        NASD fee.......................................       5,330
        Nasdaq National Market listing fee.............
        Printing costs.................................
        Legal fees.....................................
        Accounting fees................................
        Transfer agent fees............................
        Blue sky fees and expenses.....................
        Miscellaneous..................................
                                                         ----------
                                                         $1,500,000
                                                          =========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

     The Registrant's Code of Regulations provides that the Registrant shall indemnify such persons to the fullest extent permitted by law.

     The Registrant intends to maintain director and officer liability insurance which provides coverage against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since August 1993, the Registrant has made or will make the following sales of unregistered securities:

     Pursuant to the Reorganization, the Registrant will issue 3,689,476 shares of its Common Stock, in exchange for all of the outstanding common stock of OHE, as follows: Thomas M. O'Gara, as Trustee of the Thomas M. O'Gara Family Trust, dated July 8, 1992 -- 3,237,743 shares; Wilfred T. O'Gara -- 214,266 shares; Thomas M. Letter -- 136,475 shares; Nicholas P. Carpinello -- 51,315 shares; Charles A. Williams -- 26,476 shares; and Richard L. Curotto -- 23,201 shares.

     In connection with the Reorganization, following the acquisition of the common stock of OHE by the Company and immediately prior to the effective date of the Registration Statement, the Registrant will issue 922,370 shares of Common Stock, in exchange for all of the outstanding common stock of OSN, as follows: MeesPierson Management (Guernsey) Ltd., for the beneficial interest of Gentry Corporation Limited, of which Thomas M. O'Gara has indirect voting control -- 793,095 shares; Wilfred T. O'Gara -- 45,999 shares; Thomas M.
Letter -- 31,724 shares; Nicholas P. Carpinello -- 5,552 shares; and Neil P. Saldin -- 46,000 shares.

     On August 23, 1996 OHE issued shares of its common stock, all upon the exercise of options granted as bonus compensation on December 31, 1993 at a price of $1.00 per share, as follows: Thomas M. O'Gara -- 138 shares; Wilfred T. O'Gara -- 131 shares; Nicholas P. Carpinello -- 91 shares; and Richard L. Curotto -- 85 shares.

     On July 31, 1996 the Registrant issued 10 shares of its Common Stock to Nicholas P. Carpinello for $10.00 in connection with the Registrant's incorporation.

     On December 29, 1995, OSN issued 55 shares of its common stock for $1,375 to MeesPierson Management (Guernsey) Ltd. for the beneficial interest of Gentry Corporation Limited, of which Thomas M. O'Gara has indirect voting control, and 58 shares to Neil P. Saldin for $1,450.

     On December 2, 1994, OSN issued 1,050 shares of its common stock for $27,700 to MeesPierson Management (Guernsey) Ltd. for the beneficial interest of each of the following: Gentry Corporation Limited, of which Thomas M. O'Gara has indirect voting control -- 945 shares; Wilfred T. O'Gara -- 58 shares; Thomas M. Letter -- 40 shares; and Nicholas P. Carpinello -- 7 shares.

     On August 31, 1994 OHE issued 554 shares of its common stock to Wilfred T. O'Gara as consideration for services rendered.

     On August 1, 1994 OHE issued 2,692 shares of its common stock to Thomas M. O'Gara, Trustee of the Thomas M. O'Gara Family Trust, dated July 8, 1982 as consideration for the extinguishment of indebtedness of OHE in the amount of $1,260,000.

     All of the securities described above were issued without registration under the Securities Act of 1933 in reliance upon the exemptions provided by Sections 3(a)(9), 4(1) and 4(2) of that Act. No underwriting commissions were paid on any such issuances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The list of exhibits is set forth beginning on page II-5 of this Registration Statement and is incorporated herein by reference.

     (b) Financial Statement Schedules. See Index to Financial Statement Schedules on page S-1 for the list of financial statement schedules filed with this Registration Statement.

ITEM 17. UNDERTAKINGS.

     *(f) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     *(i) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
---------------

*Paragraph references correspond to those of Regulation S-K, Item 512.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CINCINNATI, STATE OF OHIO, AS OF THE 4TH DAY OF OCTOBER, 1996.


                                          THE O'GARA COMPANY


                                          By:   /s/  NICHOLAS P. CARPINELLO
                                            ------------------------------------
                                                   Nicholas P. Carpinello
                                                  Executive Vice President



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THE 4TH DAY OF OCTOBER, 1996.



              SIGNATURE                                TITLE
-------------------------------------  -------------------------------------
*/s/  THOMAS M. O'GARA                 Chairman of the Board
-------------------------------------
Thomas M. O'Gara
*/s/  WILFRED T. O'GARA                Chief Executive Officer and Director
-------------------------------------  (Principal Executive Officer)
Wilfred T. O'Gara
/s/  NICHOLAS P. CARPINELLO            Chief Financial Officer (Principal
-------------------------------------  Financial and Accounting Officer)
Nicholas P. Carpinello
*By /s/  NICHOLAS P. CARPINELLO        Attorney in Fact
-------------------------------------
      Nicholas P. Carpinello

                                LIST OF EXHIBITS


EXHIBIT
  NO.                                           DESCRIPTION
-------
  1         Form of Underwriting Agreement*
  3.1       Form of Restated Articles of Incorporation of the Registrant*
  3.2       Form of Code of Regulations of the Registrant*
  5         Opinion of Taft, Stettinius & Hollister.**
 10.1       Revolving Credit and Security Agreement between the Registrant and The Fifth Third
            Bank dated             , 1996**
 10.2       Agreement to armor HMMWVs between the Registrant and the United States Army Tank
            Automotive Command, dated May 12, 1994, as amended*
 10.3       Lease of Mulhauser Road facility between O'Gara-Hess & Eisenhardt Armoring Company and OLG, Limited, dated March 12, 1996, as amended*
 10.4       Aircraft Lease between O'Gara-Hess & Eisenhardt Armoring Company and Longline
            Leasing, Inc. and Excel Armor Products, Inc., dated February 13, 1995, as amended*
 10.5       Terms of Lease (English Translation) of Sao Paulo, Brazil facility between
            O'Gara-Hess & Eisenhardt Armoring Company do Brazil and Piero Balducci and Elvira
            Miriam Colo Balducci, dated March 8, 1996*
 10.6       Option to purchase facility in Mexico City, Mexico between O'Gara-Hess & Eisenhardt
            Armoring Company de Mexico S.C. and Mexinvest, SA de C.V.*
 10.7       1996 Stock Option Plan*
 10.8       Employment Agreement between O'Gara-Hess & Eisenhardt Armoring Company and Richard
            L. Curotto, dated August 23, 1996*
 10.9       Employment Agreement between the Registrant and Thomas M. O'Gara, dated August 23,
            1996*
 10.10      Employment Agreement between the Registrant and Wilfred T. O'Gara, dated August 23,
            1996*
 10.11      Employment Agreement between the Registrant and Nicholas P. Carpinello, dated
            August 23, 1996*
 10.12      Employment Agreement between O'Gara Satellite Networks Limited and Neil P. Saldin,
            dated August 23, 1996*
 10.13      Employment Agreement between O'Gara-Hess & Eisenhardt Armoring Company and Gary W.
            Allen, dated August 23, 1996*
 10.14      Employment Agreement between O'Gara-Hess & Eisenhardt Armoring Company and Michael
            J. Lennon, dated August 23, 1996*
 10.15      Form of Accumulated Adjustments Account ("AAA") promissory notes to existing shareholders*
 10.16      Trust Indenture, Economic Development Revenue Bonds, Series 1986*
 10.17      Loan Agreement, Economic Development Revenue Bonds, Series 1986*
 10.18      Supply agreement between O'Gara Satellite Networks Limited and Glocom, Inc.*
 10.19      Marketing agreement between O'Gara Satellite Networks Limited and Magellan Systems
            Corporation*
 10.20      Letter of Intent between the Registrant and Palmer Associates, S.C., dated August
            15, 1996*
 10.21      License agreement between O'Gara Satellite Networks Limited and Morsviasputnik,
            dated March 21, 1995*
 10.22      Extension of Option to purchase Mexico City facility**

EXHIBIT
  NO.                                           DESCRIPTION
-------
  10.23     Agreement to armor HMMWVs between the Registrant and the United Stated Army Tank
            Automotive Command, dated September 27, 1996**
  11        Computation of pro forma earnings (loss) per common share
  21        Subsidiaries of the Registrant*
  23.1      Consent of Taft, Stettinius & Hollister (contained in Exhibit 5) **
  23.2      Consent of Arthur Andersen LLP
  24        Power of Attorney (contained in Signature Page)*
  99.1      Consent of Hugh E. Price, Nominee for Director
  99.2      Consent of William S. Sessions, Nominee for Director*
  99.3      Consent of Raymond E. Mabus, Nominee for Director*


---------------


 * Previously filed.



** To be filed by amendment.

                               THE O'GARA COMPANY
                         FINANCIAL STATEMENT SCHEDULES
                                     INDEX

Report of Independent Public Accountants                                     S-2

Schedule II -- Valuation and Qualifying Accounts                             S-3

     All other financial statement schedules are omitted due to the absence of conditions under which they are required or because the information is shown in the combined financial statements or notes thereto.

     After the reorganization transaction discussed in Note 1 to The O'Gara Company's combined financial statements is effected, we expect to be in a position to render the following audit report.

Cincinnati, Ohio,                                            ARTHUR ANDERSEN LLP
     July 10, 1996,

except for Notes 14 and 15


as to which the date is October 4, 1996


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of The O'Gara Company:


     We have audited, in accordance with generally accepted auditing standards, the combined financial statements of THE O'GARA COMPANY included in this registration statement and have issued our report thereon dated July 10, 1996, except for Notes 14 and 15 as to which the date is October 4, 1996. Our audit was made for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The schedule listed in the accompanying index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic combined financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic combined financial statements taken as a whole.

                               THE O'GARA COMPANY
                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                 BALANCE
                                                   AT          ADDITIONS      DEDUCTIONS      BALANCE
                                                BEGINNING       CHARGED          FROM          AT END
DESCRIPTION                                      OF YEAR       TO INCOME       RESERVE        OF YEAR
-----------                                     ---------      ---------      ----------      --------
Year ended December 31, 1993
  Allowance for doubtful receivables.........   $ 131,903       $18,000        $  4,913       $144,990
Year ended December 31, 1994
  Allowance for doubtful receivables.........   $ 144,990       $45,197        $ 89,814       $100,373
Year ended December 31, 1995
  Allowance for doubtful receivables.........   $ 100,373       $52,350        $ 43,440       $109,283